As filed with the Securities and Exchange Commission on January 27, 2014

Registration No. 333-193417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MONTAGE TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	Not applicable
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui District, Shanghai, 200233

People’s Republic of China

Tel: (86 21) 6128-5678

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Voll

Chief Financial Officer

2025 Gateway Place, Suite 262

San Jose CA 95110

Tel: 408-982-2788

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Portia Ku Eric C. Sibbitt O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025 Tel: (650) 473-2600	James J. Masetti Heidi E. Mayon Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 Tel: (650) 233-4500

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Ordinary shares, par value $0.0125 per share	5,750,000	$22.85	$131,387,500	$16,923

(1)	Includes 750,000 ordinary shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. In accordance with Rule 457(c) of the Securities Act, as amended, the average of the high and the low sales price of the registrant’s ordinary shares as reported on the NASDAQ Global Market on January 16, 2014.
(3)	All amounts have been paid previously.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling shareholders are soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 27, 2014

5,000,000 shares

Montage Technology Group Limited

Ordinary shares

This is an offering of ordinary shares of Montage Technology Group Limited. We are offering 1,000,000 ordinary shares. The selling shareholders are offering 4,000,000 ordinary shares. We will not receive any of the proceeds in connection with the shares to be sold by the selling shareholders from this offering. We will bear all of the offering expenses other than the underwriting discount of the shares to be sold by the selling shareholders.

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “MONT”. On January 24, 2014, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $22.99 per ordinary share.

Investing in our ordinary shares involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for additional information regarding compensation.

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to     750,000 additional ordinary shares.

An affiliate of an existing shareholder, UMC Capital Corporation, has indicated an interest in purchasing ordinary shares in this offering at the public offering price for up to $10 million in the aggregate. Because this indication of interest is not a binding agreement or commitment to purchase, the affiliate of UMC Capital Corporation may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such person. The underwriters will receive the same discount and commissions from any ordinary shares purchased by the affiliate of UMC Capital Corporation as they will from any other ordinary shares sold to the public in this offering.

The underwriters expect to deliver the shares to purchasers on                     , 2014.

Deutsche Bank Securities	Barclays

Stifel

Wells Fargo Securities	Needham & Company
Chardan	Roth Capital Partners

Prospectus dated                     , 2014.

MONTAGE™ Technology

Analog & mixed signal solutions for the
Cloud Computing & Home Entertainment markets

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, nor the selling shareholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.

For investors outside the United States: Neither we, nor the selling shareholders, nor the underwriters have done anything that would permit our public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Conventions That Apply to This Prospectus

In this prospectus,

•	“CPU” refers to central processing unit;

•	“DDR” refers to DDR DRAM, or double data rate dynamic random-access memory, a class of memory integrated circuits used in servers;

•	“DDR2” refers to the second generation of DDR;

•	“DDR3” refers to the third generation of DDR;

•	“DDR4” refers to the fourth generation of DDR;

•	“DIMM” refers to dual in-line memory module;

•	“HDTV” refers to high-definition television;

•	“HKD” refers to the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“JEDEC” refers to Joint Electron Devices Engineering Council, an independent semiconductor engineering trade organization to develop standards for semiconductor devices;

•	“LRDIMM” refers to load-reduced dual in-line memory module;

•	“MPEG” refers to Moving Picture Experts Group;

•

“preferred shares” refers to our Series A preferred shares, Series A-2 preferred shares, Series B preferred shares, Series B-1 preferred shares and Series B-2 preferred shares, each having par value of US$0.0125 per share;

•	“RDIMM” refers to registered dual in-line memory module;

•	“RF” refers to radio frequency;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SDTV” refers to standard-definition television;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.0125 per share;

•	“SoC” refers to system-on-chip, an integrated circuit that generally contains digital, analog, mixed- signal and radio-frequency functions on a single chip substrate; and

•	“we,” “us,” “our company” and “our” refer to Montage Technology Group Limited and its subsidiaries, as the context requires.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements” for more information.

Our Company

We are a global fabless provider of analog and mixed-signal semiconductor solutions currently addressing the home entertainment and cloud computing markets. Our expertise in analog and radio frequency solutions, digital signal processors and high speed interfaces serves as the foundation for our technology platform. These technical capabilities enable us to design high performance, low power semiconductors. In the home entertainment market, our technology platform enables us to design highly integrated solutions with customized software and support for set-top boxes. Our solutions are designed to optimize signal processing performance under the challenging operating conditions typically found in emerging market environments, where often broadcast signals received by the set-top box may be weak, distorted or off-specification. Our solutions contain a number of different technologies that allow for enhanced signal processing, resulting in improved overall video quality under the typically limited existing broadband network infrastructure in emerging markets. In the cloud computing market, we offer high performance, low power memory interface solutions that enable memory-intensive server applications. Our technology platform approach allows us to provide integrated solutions that meet the expanding needs of our customers through our continuous innovation, cost- and power-efficient design and rapid product development. Since our inception in 2004 through December 31, 2013, we have sold over 300 million integrated circuits, which have been shipped to over 160 end customers worldwide.

While analog and mixed-signal technology is applicable to a broad array of end markets, we have been highly selective in identifying our initial target end markets. We focus on markets which we believe have compelling long-term growth prospects and are also characterized by complex product design, long life cycles and stringent qualification requirements. We believe that these market characteristics coupled with our significant investment in our technology platform have created high barriers to entry for set-top box solutions in emerging markets. Initially, we developed commercial solutions for the home entertainment market to address the rapidly growing demand for television in China, Southeast Asia and other emerging markets. According to iSuppli Corporation, or iSuppli, in 2012, 154 million set-top boxes were sold by Chinese manufacturers. We believe that set-top boxes sold by Chinese manufacturers primarily target China and other emerging markets. The number of set-top boxes sold by Chinese manufacturers is expected to grow to over 243 million units in 2016 according to iSuppli. This would represent a compound annual growth rate of 12% from 2012 to 2016. A key to our success in addressing the characteristics of the home entertainment market in emerging markets is our ability to provide integrated solutions with customized software and support, which we develop through close collaboration with our end customers. Our collaborative approach allows us to develop extensive localized knowledge of a large, fragmented market with diverse technical and service requirements, deepening our customer relationships and yielding design wins across multiple product generations. Our end customers in the home entertainment market include nine of the ten largest set-top box manufacturers in China as measured by units sold in 2012.

More recently, we released our memory interface solutions to pursue opportunities arising from the rapid growth in the cloud computing market. Our close collaboration with key industry participants, including CPU manufacturers, memory module manufacturers and server original equipment manufacturers, or OEMs, has enabled us to successfully develop high performance, low power memory interface solutions for cloud computing environments. We sell our memory interface solutions to memory module manufacturers, which incorporate our memory interfaces into dual in-line memory modules, or DIMMs, which are devices used to add memory capacity to a CPU. The most advanced cloud computing data servers operating today currently use DDR3 memory technology and load-reduced DIMMs, or LRDIMMs, which require memory interfaces that buffer data signals in addition to command and address signals. Memory interface vendors like us are unable to sell their solutions to memory module manufacturers without those solutions first being validated by manufacturers of CPUs. We are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers. Our customers in the cloud computing market include the world’s four largest DRAM manufacturers and the world’s largest third-party DRAM module supplier as measured by 2012 revenues.

We offer ten solutions for use in the home entertainment market and two memory interface solutions for use in the cloud computing market. In 2012 and the nine months ended September 30, 2013, 94% and 91%, respectively, of our revenue was generated from sales of set-top box solutions targeting the home entertainment market in emerging markets, while the remaining 6% and 9%, respectively, of our revenue was generated from sales of memory interface solutions targeting the cloud computing market. Our solutions are built upon our foundation of 44 issued patents and an additional 48 pending patent applications as of December 31, 2013. As of December 31, 2013, we had 300 engineers in our research and development organization, of which 151 hold post-graduate engineering degrees. Our revenue has grown from $29.1 million in 2010 to $78.2 million in 2012, representing a compound annual growth rate of 64%, and from $54.5 million in the nine months ended September 30, 2012 to $75.4 million in the nine months ended September 30, 2013, representing an annual growth rate of 38%. We had a net loss of $8.5 million in 2010 and net income of $5.0 million in 2011, $18.3 million in 2012 and $16.8 million in the nine months ended September 30, 2013.

Our Target Markets

Our solutions primarily serve two large target markets, (i) the home entertainment market, in particular set-top boxes for emerging markets; and (ii) the cloud computing market, in particular memory interface solutions for data center servers.

Home Entertainment Market

In emerging markets, such as China, India, the Middle East, Latin and South America, Africa and Southeast Asia, television content is broadcast and accessed through satellite transmissions, cable network connections or terrestrial over-the-air transmissions. Viewers often access content from these three signal transmission systems using set-top boxes that are connected to televisions within the home. According to iSuppli, in 2012, 154 million set-top boxes were sold by Chinese manufacturers, primarily targeting emerging markets. Of the 154 million units sold, 66% were exported outside of China. The total number of set-top boxes sold by Chinese manufacturers is expected to grow to over 243 million units in 2016 according to iSuppli, with 58% of those units expected to be exported. This would represent a compound annual growth rate of 12% from 2012 to 2016. In addition, in some emerging markets, such as China, the broadcasting signal of television content is transitioning from analog to digital due to government- sponsored programs requiring the replacement or addition of television access equipment. For example, China has a goal of shutting down analog TV signals by 2015 and transitioning to digital TV in most regions. With improvements in content quality and increasing disposable income, we believe that viewers in China and other emerging markets are expected to increasingly purchase set-top boxes that can receive and display high-definition video content. While currently the satellite set-top box market is the largest market for China-manufactured set-top boxes in terms of total number of set-top boxes sold, the cable set-top box market is expected to represent an increasing proportion of China-manufactured set-top boxes from 2012 to 2016, according to iSuppli.

In order to optimize for superior and robust system performance and deliver cost-efficient solutions to set-top box manufacturers, semiconductor providers are integrating multiple functions into a single silicon package. These integrated solutions also require customized embedded software and field application support to ensure proper functionality and system level performance. The demands for cost-effective yet high-performance solutions are particularly strong in emerging markets. According to iSuppli, the market for semiconductors addressing set-top boxes manufactured in China totaled $995 million in 2012 and is expected to grow to $1,316 million in 2016, with sales of integrated semiconductor solutions outpacing the growth of the overall market from 2012 to 2016. This would represent a compound annual growth rate of 7% from 2012 to 2016.

Cloud Computing Market

Global data center IP traffic is expected to increase from 1.8 zettabytes, or 1.8 billion terabytes, in 2011 to 6.6 zettabytes in 2016, according to the Cisco Global Cloud Index published by Cisco System, Inc., or Cisco. This would represent a compound annual growth rate of 30% from 2011 to 2016. The proliferation of mobile devices, cloud-based software applications and streaming video pose significant challenges for network data centers. In addition, the rate at which data is being consumed is growing much faster than the rate of mobile device growth. The limited memory and processing speed of mobile devices has led to a majority of content viewed on mobile devices being accessed using cloud computing technology.

To meet the rising demands being placed on networks, data center operators have increased the number of servers within their facilities. In cloud computing environments where a significant number of memory-intensive applications are simultaneously being run on a server, the processing performance of CPUs is limited by the amount of memory available to the CPU. Additional memory capacity is required to ensure servers perform at optimal levels, which is critical for on-demand applications like cloud computing and virtualization. As a result, memory capacity is added to a server through the use of dual in-line memory modules, or DIMMs, which house dynamic random access memory, or DRAM. Memory performance is enhanced through the use of interface devices called memory buffers that efficiently facilitate the rapid flow of data between the CPU and memory. As the number of cores in the CPU increases, the number of DIMMs required to achieve higher performance also increases. The need for greater amounts of DRAM to support high performance computing is expected to drive the development of higher capacity DIMMs, where a greater amount of gigabit storage is placed on a single DIMM. The memory content within the overall server market is expected to grow to $3,129 million in 2016, according to Gartner Inc., or Gartner. This would represent a compound annual growth rate of 22% from 2012 to 2016. In addition, memory is expected to become a larger percentage of the server semiconductor total addressable market, increasing from 13.8% in 2012 to 21.2% in 2016, according to Gartner. Based on our knowledge gained through qualification processes with CPU and memory module manufacturers, we believe higher capacity DIMMs with memory densities equal to or above 32 gigabits will require the use of LRDIMM technology to ensure the highest server performance. Furthermore, we expect that new server platforms will need to expand the capacity for the number of DIMMs to address the increasing amount of data being transmitted over public and private networks. The number of machines using LRDIMM is expected to grow from 2.3 million in 2014 to 3.1 million in 2016, while the average number of LRDIMMs used on a single machine is expected to grow from 4.8 in 2014 to 18.3 in 2016, according to Jon Peddie Research. The increase in number of machines using LRDIMMs and average number of LRDIMMs per machine is expected to drive rapid growth in the potential available market for LRDIMM chipsets, which Jon Peddie Research estimates will increase from up to $312 million in 2014 to as much as $1,958 million in 2016. This would represent a compound annual growth rate of 151% from 2014 to 2016. In terms of unit volume, Jon Peddie Research estimates the potential available market for LRDIMM chipsets will increase from up to 18.4 million units in 2014 to as much as 93.2 million units in 2016. This would represent a compound annual growth rate of 125% from 2014 to 2016.

The rise of computing power in a server also drives a significant increase in the energy costs required to operate the server. Therefore, data center operators are increasingly focused on the power efficiency of each component within a server system and ascribe significant value to low power solutions that can drive energy savings without compromising performance. Moreover, CPU manufacturers create technology platforms that server OEMs use as the basis for their server design. A CPU manufacturer sets the specifications for many of the key components to be used in each generation of its server platforms. In the case of memory interface solutions for DIMMs, CPU manufacturers impose strict guidelines and generally qualify only a few vendors to provide memory interface solutions for their server platforms. With each new server platform released by CPU manufacturers, providers of memory interface solutions must be validated for use on the new platform. As such, the increased technical requirements for memory interface solutions not only create higher degrees of complexity and greater requirements for performance, signal integrity and low power on the newer generation memory buffers, but also limit the number of participants in the market for memory interface solutions.

Key Requirements of Our Target Markets

Within the home entertainment market, set-top box manufacturers in emerging markets have the following critical needs which must be addressed when identifying semiconductor solutions for their products:

•	integration;

•	high level of field support;

•	exceptional performance and signal processing in challenging environments;

•	embedded software and comprehensive system-level solutions;

•	cost effectiveness; and

•	ease of manufacture.

Within the cloud computing market, server OEMs have the following critical needs which must be addressed when identifying memory interface solutions for their products:

•	high performance and low power;

•	signal integrity; and

•	built-in self-test capability.

To successfully compete in the home entertainment and cloud computing markets, semiconductor providers must possess strong design capabilities in both analog and mixed-signal technologies as well as system level design expertise. In addition, design solutions must effectively meet the foregoing requirements and offer an attractive value proposition for set-top box manufacturers, memory module manufacturers and server OEMs alike.

Our Solutions

We design, develop and market a range of analog and mixed-signal semiconductor solutions for set-top boxes targeting emerging markets as well as memory interface solutions for the cloud computing markets. Our solutions comprise one or more analog and mixed-signal semiconductors combined with field application and other support services.

We market a range of high performance and multi-standard compliant HDTV and SDTV semiconductor solutions for set-top boxes, including tuners, demodulators and decoders as well as integrated solutions with customized software and support. We provide an integrated solution by combining our RF and analog hardware design with customized software. Our integrated solutions can combine tuner, demodulator and decoding technology in a single semiconductor solution. We believe our set-top box solutions deliver high performance because we offer strong signal processing capabilities which address the challenges that are commonly found in emerging markets, where the limited and often substandard broadcast network infrastructure requires more robust signal processing and performance capabilities than required in developed markets. We support our solutions with our extensive team of field application engineers who are geographically close to our customers and work extensively to deepen our customer relationships. We offer set-top box solutions for satellite, cable and terrestrial broadcasts, with a particular strength in satellite and cable set-top boxes aimed at emerging markets.

By combining our expertise in high performance, low power mixed-signal semiconductor design technologies and other support services, we have designed and developed advanced memory interface solutions that provide high performance and low power consumption for use in data center servers for the cloud computing market. We design our memory interface solutions in close collaboration with our memory module manufacturer end customers as well as server OEMs and CPU manufacturers to meet required design specifications. We believe our memory interface solutions are high performance, because they can achieve better signal integrity than the competitors in our market, which allow our solutions to efficiently operate at higher speeds thereby increasing memory capacity and improving server performance. Additionally, our built-in self-test capabilities help our memory module manufacturer customers and server OEMs to rapidly validate memory performance.

Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

•

High performance, low power analog and mixed-signal technology platform. Our technology platform is built upon our foundation of high performance, low power expertise and consists of a versatile and comprehensive set of hardware and software building blocks that serve both our home entertainment and cloud computing markets. For example, in the cloud computing market, we are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers.

•

Deep technology expertise. Our research and development team of 300 professionals, of which 151 have advanced degrees, has extensive digital signal processing, radio frequency and analog and mixed-signal design experience and includes engineers who have participated in the development of key industry standards such as JEDEC and MPEG. Our core system-level expertise and understanding of system requirements enables us to optimize our product roadmap and identify attractive opportunities.

•

High levels of integration. We believe our integrated solutions result in superior performance and lower material and manufacturing costs for our customers, enhancing our attractive value proposition. Our integrated solutions have significant advantages over competing discrete products such as improving signal integrity, reducing size and ultimately driving superior system performance. We believe that the enhanced performance and cost-effectiveness created by the high level of integration in our solutions allows us to deliver increased value to our end customers, which increases customer loyalty and positions us to benefit from demand for future product upgrades from end customers.

•

Close collaboration and relationships with customers and industry participants. Our extensive customer interaction, in particular through support provided by our field application engineers, combined with our deep understanding of our customers’ needs, fosters customer loyalty and increases visibility of evolving customer requirements and market opportunities within our business. Our close proximity to our customers, which are primarily located in Asia, also provides us with a better understanding of local system requirements and allows us to achieve faster time to market with our solutions.

•

Broad customer base and attractive market opportunities in home entertainment. We have sold our solutions principally through distributors to over 150 set-top box manufacturers worldwide. Our key customers include nine of the ten largest set-top box manufacturers in China, who manufacture products optimized for end users in emerging markets.

•

Well positioned to capitalize on opportunities in cloud computing. We believe we offer the highest performance and lowest-power memory interface solutions for memory-intensive cloud computing applications. We are currently one of two LRDIMM suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers, and have sold our memory interface solutions to the world’s four largest DRAM manufacturers and the world’s largest third-party DRAM module supplier as measured by 2012 revenues.

Growth Strategy

We believe we can continue to grow our revenue by executing on the following strategies:

•

Invest to maintain technology leadership position across product lines. We intend to continue our focus on retaining and attracting high quality engineering staff and investing in our intellectual property portfolio to further extend our leading high performance, low power technologies in our markets.

•

Strengthen our relationships with customers and industry participants. We intend to continue to build upon and strengthen our collaborative relationships to increase our customers’ dependence on us and drive greater demand for our solutions, as well as to continue participating in the development of key industry standards to better align our future roadmap.

•

Expand product offering and market share in home entertainment for emerging markets. We will continue to leverage our engineering expertise to grow our market share in the globally fragmented home entertainment market. We also intend to continue to introduce solutions with higher levels of product functionality and integration, as we seek to increase our average selling price per set-top box by providing more integrated solutions.

•

Continue to position ourselves for growth in the cloud computing market. We intend to further penetrate our existing customer base and collaborate with new memory module partners to increase our revenue. We also intend to further develop our partnership with leading CPU manufacturers and remain aligned with their server and next generation technology roadmaps.

Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 11 of this prospectus, before investing in our ordinary shares. Risks relating to our business relate to, among other things:

•	Our ability to sustain our recent revenue growth rates;

•	Our ability to sustain or increase our profitability in the future;

•	Our ability to develop and maintain relationships with key industry and technology leaders to enhance our solution offerings and market position;

•	Changes to industry standards and technical requirements relevant to our solutions and markets;

•	The rapidly evolving and intensely competitive nature of our markets;

•	Our ability to continuously develop new and enhanced solutions to meet changing market conditions;

•	Our reliance on third parties to manufacture, package, assemble and test the semiconductor products comprising our solutions;

•	Our lengthy sales cycles, which could result in uncertainty and delays in generating revenue;

•	Our ability to adequately protect our intellectual property rights; and

•	Government policies that could have a material adverse effect on our results of operations.

Corporate Information

We are a Cayman Islands company and conduct our business primarily through our wholly owned operating subsidiaries in China, Hong Kong and the United States. Our principal executive office is located at Room A1601, Technology Building, 900 Yi Shan Road, Xuhui District, Shanghai 200233, China and our telephone number is +86 (21) 6128-5678. Our website address is www.montage-tech.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

“Montage Technology” and our logo are our trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Preliminary Fourth Quarter of 2013 Financial Results

We expect revenue for the fourth quarter to be between $35.0 to $35.5 million, reflecting higher sales of our memory interface solutions due to growing demand for our products as well as continued growth of our set-top box products in China and the emerging markets. We expect our set-top box revenue to increase by more than 10 percent from the third quarter and our memory interface revenue to increase by more than 80 percent from the third quarter. We expect gross margin for the fourth quarter of 2013 to be between 62 and 63 percent. We expect operating expenses for the fourth quarter to be between $13.0 and $13.5 million, an increase from the third quarter primarily reflecting an increase in research and development expenses related to new products beginning the fabrication process. We expect net income for the fourth quarter to be between $8.5 and $9.0 million reflecting the expected increase in revenues and higher gross margins, partially offset by the expected increase in operating expenses. Net income is expected to reflect pre-tax share-based compensation expenses of approximately $1.2 million and the amortization of acquired assets related to an assembled work force in Taiwan of approximately $0.3 million.

The preliminary financial results for the fourth quarter of 2013 are our sole responsibility. The preliminary financial results provided above have not been subject to the completion of our normal annual closing and audit process, and final adjustments and other developments may arise between now and the time the financial results for this period are finalized. As a result, our actual financial results for the three months ended December 31, 2013 may differ materially from these preliminary financial results. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial results, and does not express an opinion or any other form of assurance with respect thereto.

THE OFFERING

Ordinary shares offered by us	1,000,000 shares

Ordinary shares offered by the selling shareholders	4,000,000 shares

Ordinary shares outstanding immediately after this offering	27,498,043 shares

Option to purchase additional shares offered by the selling shareholders	The selling shareholders have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions, if any.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares by the selling shareholders in this offering. See “Use of Proceeds.”

Risk factors	Investing in our ordinary shares involves a high degree of risk. You should carefully read the information set forth under “Risk Factors” beginning on page 11 of this prospectus, together with all of the other information set forth or incorporated by reference in this prospectus, before deciding to invest in our ordinary shares.

NASDAQ Global Market Symbol	“MONT”

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 26,498,043 ordinary shares outstanding as of December 31, 2013;

•	excludes 3,786,726 ordinary shares issuable upon the exercise of options granted under our 2006 Share Incentive Plan and 2013 Performance Incentive Plan outstanding as of December 31, 2013.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data for the periods and as of the dates indicated. Our summary consolidated financial data for each of the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our summary consolidated financial data for the nine months ended September 30, 2012 and 2013 and summary consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(data)			(unaudited)
Summary Statement of Operations Data:
Revenue	$29,078	$50,338	$78,245	$54,538	$75,448
Cost of revenue(1)	(21,248)	(22,840)	(31,736)	(21,374)	(27,496)

Gross profit	7,830	27,498	46,509	33,164	47,952

Operating expense:
Research and development(1)	(11,078)	(13,651)	(17,568)	(12,304)	(19,096)
Sales, general and administrative(1)	(5,046)	(5,895)	(9,792)	(5,614)	(10,681)

Total operating expense	(16,124)	(19,546)	(27,360)	(17,918)	(29,777)

Income (loss) from operations	(8,294)	7,952	19,149	15,246	18,175
Interest income (expense), net	(44)	(36)	207	75	504
Fair value change in warrant liability	(37)	—	—	—	—
Other income (expense), net	(114)	(307)	153	253	(157)

Income (loss) before income taxes	(8,489)	7,609	19,509	15,574	18,522
Provision for income tax	(54)	(2,637)	(1,228)	(980)	(1,709)

Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813

Net income (loss) attributable to ordinary shareholders—Basic	$(11,056)	$77	$3,114	$2,514	$3,139

Net income (loss) per share:
Basic	$(2.66)	$0.02	$0.72	$0.58	$0.68

Diluted	$(2.66)	$0.02	$0.66	$0.53	$0.62

Weighted-average shares used in computing net income (loss) per share:
Basic	4,157,498	4,260,192	4,319,243	4,303,135	4,618,302

Diluted	4,157,498	5,924,390	6,366,682	6,295,066	6,557,368

(1)	Includes share-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)
Cost of revenue	$31	$13	$19	$15	$62
Research and development	358	356	497	347	1,124
Sales, general and administrative	389	262	473	320	1,276

Total share-based compensation	$778	$631	$989	$682	$2,462

The following summary consolidated balance sheet data table shows a summary of our balance sheet data as of September 30, 2013:

•	on an actual basis;

•

on a pro forma basis, giving effect to the October 1, 2013 conversion of all outstanding convertible preferred shares into 16,163,598 ordinary shares, and the issuance and sale of 5,325,000 ordinary shares and the receipt of net proceeds of $46.9 million in our initial public offering on October 1, 2013; and

•

on a pro forma as adjusted basis to reflect, in addition, the sale by us of 1,000,000 ordinary shares in the offering at an assumed offering price of $22.99 per share which was the last sale price of our ordinary shares on the NASDAQ Global Market on January 24, 2014, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (including expenses payable by us for the offering and sale by the selling shareholders).

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)	(unaudited)
		(in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$41,181	$88,115	$109,280
Working capital	50,514	97,448	118,613
Total assets	77,850	124,784	145,949
Total liabilities	24,575	24,575	24,575
Convertible preferred shares	54,400	—	—
Total shareholders’ equity(deficit)	(1,125)	100,209	121,374

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risk factors described below, before making an investment in our ordinary shares. The following risk factors describe conditions, circumstances or uncertainties that create or enhance risks to our business, financial condition and results of operations or otherwise to the value of your investment in our ordinary shares. Any of these risks could result in a decline in the market price of our ordinary shares, in which case you could lose all or part of your investment.

Risk Factors Related to Our Business and Our Industry

We may be unable to sustain our recent revenue growth rates.

We experienced significant growth in revenue and profits in 2011 and 2012. Our revenue increased from $29.1 million in 2010 to $78.2 million in 2012, while our net income (loss) improved from a net loss of $8.5 million in 2010 to net income of $5.0 million in 2011 and to $18.3 million in 2012. In the three and nine months ended September 30, 2013, and year ended December 31, 2012, we recorded $30.1 million, $75.4 million, and $78.2 million in revenue, respectively, and $8.0 million, $16.8 million, and $18.3 million in net income, respectively, which increased from $54.5 million to $75.4 million in revenue and $14.6 million to $16.8 million in net income in the nine months ended September 30, 2013 as compared to the same period in 2012. We may not achieve similar rates of growth in future periods. You should not rely on our results of operations for any prior quarterly or annual periods as an indication of our future performance. Our future revenue growth rate will depend in particular on the success of our memory interface solutions. In the three and nine months ended September 30, 2013 and year ended December 31, 2012, our memory interface solutions generated $2.8 million, $7.1 million and $4.6 million in revenue, respectively, and we may not be successful in growing our revenue from our memory interface solutions. If our revenue growth slows significantly or decreases, the market price of our ordinary shares may decline.

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future which may cause the market price of our ordinary shares to decline.

We first became profitable on an annual basis in 2011. We incurred significant net losses prior to that year. As of September 30, 2013, we had an accumulated deficit of $7.6 million. We currently expect to increase our expense levels to support our business growth. Therefore, to sustain or increase profitability, we will need to grow our revenue. If our expenditures do not result in increased revenue growth or there is a significant time lag between these expenses and our revenue growth, we may experience net losses in the future. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of revenue. Any incurrence of net losses in the future could cause the market price of our ordinary shares to decline.

We rely on our relationships with industry and technology leaders to enhance our solution offerings and market position, and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop our semiconductor solutions for applications in systems that are driven by industry and technology leaders, in particular for our memory interface solutions. In the cloud computing market, CPU manufacturers create technology platforms that memory module manufacturers and server OEMs use as the basis for their products and solutions. A CPU manufacturer sets the specifications for many of the key components to be used on each generation of its server platforms. In the case of our memory interface solutions, CPU manufacturers impose strict guidelines and generally qualify only a few vendors to provide memory interface solutions for their server platforms. With each new server platform released by CPU manufacturers, providers of memory interface solutions must be validated for use on the new platform. In addition, we must work closely with memory module manufacturers to ensure our memory interface solutions become qualified for use with their memory modules. As a result, maintaining close relationships with leading CPU manufacturers and memory module manufacturers is crucial to the long-term success of our memory interface solutions business. If our relationships with key industry participants were to deteriorate or if our solutions were not qualified by CPU manufacturers, our market position and sales could be materially adversely affected.

Changes to industry standards and technical requirements relevant to our solutions and markets could adversely affect our business, results of operations and prospects.

Our solutions comprise only a part of larger electronic systems. All solutions incorporated into these systems must comply with various industry standards and technical requirements created by regulatory bodies or industry participants in order to operate efficiently together. Industry standards and technical requirements in our markets are evolving and may change significantly over time. For our set-top box solutions, the industry standards are typically set by government regulators and vary by country. Such standards can sometimes change or additional standards may be added with limited advance notice. For memory interface solutions, the industry standards are developed by JEDEC, an industry trade organization. In addition, large industry-leading semiconductor and electronics companies play a significant role in developing standards and technical requirements for the product ecosystems within which our memory interface solutions can be used. Our end customers also may design certain specifications and other technical requirements specific to their products and solutions. These technical requirements may change as the end customer introduces new or enhanced products and solutions.

Our ability to compete in the future will depend on our ability to identify and ensure compliance with evolving industry standards and technical requirements. The emergence of new industry standards and technical requirements could render our solutions incompatible with solutions developed by other suppliers or make it difficult for our solutions to meet the requirements of certain of our end customers in both the home entertainment and cloud computing markets. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our solutions to ensure compliance with relevant standards and requirements. If our solutions are not in compliance with prevailing industry standards and technical requirements for a significant period of time, we could miss opportunities to achieve crucial design wins, our revenue may decline and we may incur significant expenses to redesign our solutions to meet the relevant standards, which could adversely affect our business, results of operations and prospects.

Our business would be adversely affected by the departure of existing members of our senior management team and other key personnel.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Dr. Howard C. Yang, our Chairman of the Board and Chief Executive Officer, and Stephen Tai, our President and director, as well as other senior management. The loss of any member of our senior management team or key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Our results of operations can fluctuate from period to period, which could cause our share price to fluctuate.

Our results of operations have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	the receipt, reduction, delay or cancellation of orders by customers;

•	the gain or loss of significant customers;

•	the timing and success of our launch of new solutions and launches of new solutions by our competitors;

•	market acceptance of our solutions and our customers’ products;

•	the timing and extent of research and development costs, and in particular tape-out costs;

•	fluctuations in sales by and inventory levels of module manufacturers who incorporate our semiconductor solutions in their products, such as memory modules;

•	cyclical and seasonal fluctuations in our markets;

•	the timing of receiving government subsidies;

•	fluctuations in our manufacturing yields;

•	significant warranty claims, including those not covered by our contract manufacturer;

•	changes in our revenue mix; and

•	loss of key personnel or the inability to attract qualified engineers.

The semiconductor industry has been highly cyclical in the past and our markets may experience significant cyclical fluctuations in demand as a result of changing economic conditions, budgeting and buying patterns of customers and others factors. As a result of the various potential factors affecting demand for our products and our results of operations in any given period, the results of any prior quarterly or annual periods should not be relied upon as indicative of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause our share price to decline.

The markets for our semiconductor solutions are evolving, and changing market conditions, such as the introduction of new technologies or changes in customer preferences, may negatively affect demand for our solutions. If we fail to properly anticipate or respond to changing market conditions, our business prospects and results of operations will suffer.

Our solutions are used in the technologically advanced and rapidly evolving home entertainment and cloud computing markets. The technologies used in these markets are constantly being improved and new technologies that compete with existing technologies may be developed. Furthermore, the home entertainment market, and in particular the market for our set-top box solutions, is highly fragmented and subject to changes in viewer preferences, customer requirements and technical standards. In the cloud computing market, and in particular the market for our memory interface solutions, technology advancements are continuously underway, such as the advancements in memory technology from DDR2 to DDR3 and DDR4. Industry analysts have different opinions on how fast and how large these markets will grow. New technologies may be introduced that make the current technologies that our solutions utilize less competitive or obsolete. Due to the evolving nature of our markets, our future success depends on our ability to accurately anticipate and respond to changes in technologies, consumer preferences and other market conditions. Any decrease in demand for our set-top box and memory interface solutions, or set-top box and memory interface solutions in general, due to the emergence of competing technologies, changes in customer preferences and requirements or other factors, could adversely affect our business, results of operations and prospects.

We must continuously develop new and enhanced solutions, and if we are unable to successfully market our new and enhanced solutions that we have incurred significant expenses developing, our results of operations and financial condition will be materially adversely affected.

In order to compete effectively in our markets, we must continually design, develop and introduce new and improved solutions with improved features in a cost-effective manner in response to changing technologies and market demand. This requires us to devote substantial financial and other resources to research and development.

In the home entertainment market, in response to market trends, we have focused on providing more integrated and customized solutions and are enhancing our offerings of HDTV solutions. In the memory interface market, we are developing next-generation DDR4 memory interface solutions, which we expect to be one of the drivers of our revenue growth in the future. However, we may not be successful developing and marketing these new and enhanced solutions. In particular in the memory interface market, we have generated limited revenue from sales of our memory interface solutions through the nine months ended September 30, 2013. While we expect revenue from our memory interface solutions to grow, we may not be able to increase our market share in this globally competitive market. Moreover, achieving and maintaining Intel validation for our advanced memory buffers, in particular our LRDIMM memory buffer for DDR4, is extremely important to our future market position and the prospects of our memory interface solutions business as the server OEMs who adopt Intel’s server platforms will only purchase components of their servers from Intel validated vendors. There is no assurance we will achieve or maintain such validations. If we are unable to successfully develop and market our new and enhanced solutions that we have incurred significant expenses developing, our results of operations and financial condition will be materially and adversely affected.

Average selling prices of our solutions have historically decreased over time and will likely continue to do so, which could negatively affect our revenue and margins.

Historically, the semiconductor solutions that we sell have experienced declining average selling prices over their life cycle. The rate at which the average selling price declines may be affected by a number of factors, including relative supply and demand, the level of competition, production costs and technological changes. As a result of the general trend of decreasing average selling prices of our semiconductor solutions following their launch, our ability to grow or maintain our margins depends on our ability to introduce new or enhanced solutions with higher average selling prices and to reduce our per-unit cost of sales and operating costs. However, our new or enhanced solutions may not be as successful or enjoy as high margins as we expect. If we are unable to offset any reductions in the average selling prices by introducing new solutions with higher average selling prices or reducing our costs, our revenue and margins will be negatively affected and may decrease.

We face intense competition and expect competition to increase in the future. If we fail to compete effectively, our revenue growth and results of operations will be materially adversely affected.

The markets in which we operate are highly competitive. We compete with numerous domestic and international semiconductor companies, many of which have greater financial and other resources with which to pursue technology development, product design, manufacturing, marketing and sales and distribution of their products. Currently, our competitors range from large, international companies offering a wide range of semiconductor solutions to smaller companies specializing in set-top box or memory interface solutions. Our primary competitors in the set-top box market include semiconductor companies that sell to emerging markets such as HiSilicon Technologies Co., Ltd., ALi Corporation, RDA Microelectronics, Inc., Airoha Technology Corporation and STMicroelectronics NV, as well as smaller semiconductor design companies based in China. Our competitors in the memory interface market include Inphi Corporation, Integrated Device Technology, Inc. and Texas Instruments Inc. We expect that as the markets for our solutions grow, new entrants will enter these markets and existing competitors may make significant investments to compete more effectively against us. As the emerging markets to which we sell our set-top box solutions become developed markets, leading semiconductor companies focusing on developed markets may increasingly enter our target markets.

Our ability to compete successfully depends on factors both within and outside of our control, including:

•	the functionality and performance of our solutions and those of our competitors;

•	our relationship with our end customers and other industry participants;

•	prices of our solutions and prices of our competitors’ products;

•	our reputation and ability to provide satisfactory customer support;

•	our research and development capabilities to provide innovative solutions;

•	our ability to retain high-level talent, including our management team and engineers; and

•	the actions of our competitors, including merger and acquisition activity, launches of new products and other actions that could change the competitive landscape.

Intense competition could result in pricing pressure, reduced revenue and profitability and loss of market share, any of which could materially and adversely affect our business, results of operations and prospects. In the event of a market downturn, competition in the markets in which we operate may intensify as our customers reduce their purchase orders. During market downturns, our competitors that are significantly larger and have greater financial, technical, marketing, distribution, customer support and other resources or more established market recognition than us may be better positioned to accept lower prices and withstand adverse economic or market conditions.

We rely on third parties to manufacture, package, assemble and test the semiconductor products comprising our solutions, which exposes us to a number of risks, including reduced control over manufacturing and delivery timing and potential exposure to price fluctuations, which could result in a loss of revenue or reduced profitability.

As a fabless semiconductor company, we outsource the manufacturing, packaging, assembly and certain testing of our semiconductor solutions to third-party foundries and assembly and testing service providers. We generally use a single foundry for the production of each semiconductor product comprising our set-top box and memory interface solutions. In 2012 and the nine months ended September 30, 2013, we outsourced the manufacturing to three different foundries, Semiconductor Manufacturing International Corporation in China, Fujitsu Semiconductor Limited in Japan and United Microelectronics Corporation in Taiwan. Our assembly and testing contractors in 2012 and the nine months ended September 30, 2013 were Siliconware Precision Industries Co., Ltd. in Taiwan and Suzhou, China and STATS ChipPAC Ltd. in Singapore and Korea.

Relying on third-party manufacturing, assembly and testing presents a number of risks, including but not limited to:

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules, inventories and quality;

•	the unavailability of, or potential delays in obtaining access to, key process technologies;

•	the inability to achieve required production or test capacity and acceptable yields on a timely basis;

•	misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

We currently do not have long-term supply contracts with any of our third-party contract manufacturers, and we typically negotiate pricing on a per-purchase order basis. Therefore, they are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. During periods of high demand and tight inventories, our third-party foundries and assembly and testing contractors may allocate capacity to the production of other companies’ products while reducing deliveries to us, or significantly raise their prices. In particular, they may allocate capacity to other customers that are larger and better financed than us or that have long-term agreements, decreasing the capacity available to us. Shortages of capacity available to us may be caused by the actions of their other large customers that may be difficult to predict, such as major product launches. If we need another foundry or assembly and test contractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost effectively and quickly retain other vendors to satisfy our requirements. In the event that we need to shift the production of a solution to a different contract manufacturer, it may take approximately nine to 12 months to allow a smooth transition from our current foundry or assembly services provider to the new provider. Such a transition might require a qualification process by our end customers.

We purchase from our manufacturing contractors based on our estimates of end customers’ demand, and if our estimates are incorrect our results of operations could be materially adversely impacted.

Our sales are made on the basis of purchase orders rather than long-term purchase contracts. We place orders with our third party foundries and service providers for manufacturing, assembling and testing our semiconductor products according to our estimates of customer demand several months prior to the anticipated delivery date to our distributor or end customer. This process requires us to make multiple demand forecast assumptions with respect to our end customers’ demands in advance of actual purchase orders. We might misestimate demand due to unforeseen changes in market conditions, incomplete or inaccurate customer and market information or other factors within and outside of our control. If we overestimate customer demand, we may purchase products from our third-party contractors that we may not be able to sell and may over-budget company operations, which could result in decreases in our prices or write-downs of unsold inventory.

Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would lose out on sales opportunities and could lose market share or damage our customer relationships.

Our costs may increase substantially if our third-party manufacturing contractors do not achieve satisfactory product yields or quality.

The wafer fabrication process is an extremely complicated process where small changes in design, specifications or materials can result in material decreases in product yields or even the suspension of production. From time to time, the third-party wafer foundries that we contract to manufacture the semiconductor products comprising our solutions may experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our solutions, we assume that manufacturing yields will continue to improve, even as the complexity of our solutions increases. Once our solutions are initially qualified with our third-party wafer foundries, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the wafers. Typically, minimum acceptable yields for our new solutions are generally lower at first and gradually improve as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and adversely impact our operating results on sales of our solutions. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our solutions and harm our relationships with existing and potential customers.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating revenue.

As we sell highly integrated solutions with customized software and support, our sales cycle for our set-top box solutions from initial engagement to volume production may take a prolonged period of time, typically several months to one year. For our memory interface solutions, our sales cycle can include working with our customers and other industry participants for up to two years or more on product development before we achieve design wins. Any delays in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design or solution from one of our competitors, causing us to lose anticipated revenue. In addition, any delay or cancellation of an end customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense without generating any revenue. Finally, our end customers’ failure to successfully market and sell their products could reduce demand for our solutions and materially and adversely affect our business, results of operations and prospects. If we were unable to generate revenue after incurring substantial expenses during our sales efforts, our results of operations would suffer.

If we fail to achieve initial design wins for our solutions, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our solutions.

We expend considerable resources in order to achieve design wins for our solutions, especially our new solutions and solution enhancements. Once a customer designs a semiconductor solution into its product, it is likely to continue to use the same semiconductor solution or enhanced versions of that solution from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor solution. If we fail to achieve an initial design win in a customer’s qualification process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our solutions, which would harm our business.

Our customers require our solutions and our third-party contractors to undergo a lengthy and expensive qualification process. If we are unsuccessful or delayed in qualifying any of our solutions with a customer, our business and operating results would suffer.

Prior to selecting and purchasing our solutions, our end customers typically require that our solutions undergo extensive qualification processes, which involve testing of our solutions in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months for our set-top box solutions. Our memory interface solutions must obtain qualification with our memory module manufacturer customers as well as CPU manufacturers. The qualification process for our memory interface solutions can take multiple years. However, obtaining the requisite qualifications for a solution does not assure any sales of the solution. Even after successful qualification and sales of a solution to an end customer, a subsequent revision in our third party contractors’ manufacturing process or our selection of a new contract manufacturer may require a new qualification process, which may result in delays and in our holding excess or obsolete inventory. After our solutions are qualified and selected, it can take several months or more before the customer commences volume production of systems that incorporate our solutions. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our solutions with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our solutions with a customer, sales of those solutions to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

We have generated a substantial majority of our revenue from sales through three independent distributors, which subjects us to a number of risks.

We have sold a substantial majority of our set-top box solutions to end customers through three independent distributors, LQW Technology Company Limited, Qinuo International Co., Ltd. and China Electronic Appliance Shenzhen Co., Ltd. Sales through these three distributors accounted for 71%, 8% and 7%, respectively, of our total revenue in the nine months ended September 30, 2013, and 50%, 18% and 9%, respectively, of our total revenue in the year ended December 31, 2012. As of September 30, 2013, we had $10.4 million of accounts receivable, $8.2 million or 79% of which was due from LQW Technology Company Limited. We typically collect the accounts receivable from each distributor within one month following billing. We typically enter into distribution agreements with our distributors, with each distributor covering a defined customer base and/or geographic area. In addition, our distribution agreements are typically negotiated and entered into on an annual basis and prohibit the distributor from selling products or solutions competing with ours. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor. In addition, our operating results and financial condition could be significantly disrupted by the loss of one or more of these distributors, or various factors outside of our control such as order cancellations or delays in shipment by one or more of these distributors or the failure of any of these distributors to successfully sell our solutions.

The complexity of our solutions could result in undetected defects and we may be subject to warranty and product liability claims, which could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our solutions are incorporated into larger electronic equipment sold by our end customers. A solution usually goes through an intense qualification and testing period performed by our customers before being used in production. We primarily outsource our solution testing to third parties and also perform some testing in our laboratories in Shanghai, Suzhou and Taiwan. We inspect and test parts, or have them inspected and tested in order to screen out parts that may be weak or potentially suffer a defect incurred through the manufacturing process. From time to time, we are may be subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay damage awards.

Generally, our agreements seek to limit our liability to the replacement of the part or to the revenue received for the solution, but these limitations on liability may not be effective or sufficient in scope in all cases. In addition, we do not maintain any product liability insurance. If an end customer’s equipment fails in use, the end customer may incur significant monetary damages including an equipment recall or associated replacement expenses, as well as lost revenue. The end customer may claim that a defect in our solution caused the equipment failure and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective solution in systems that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs and contract damage claims from our end customers as well as harm to our reputation. Defects in our solutions could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our solutions, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, the cost of defending these claims and satisfying any arbitration award or judicial judgment with respect to these claims could harm our business prospects and financial condition.

We may not be able to adequately protect our intellectual property rights.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States, China and other jurisdictions. Effective protection of our intellectual property rights may be unavailable, limited or not applied for in some countries. Some of our solutions and technologies are not covered by any patent or patent application, as we do not believe patent protection of these solutions and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on solutions or technologies generally precludes us from seeking future patent protection on these solutions or technologies. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or technologies. In addition to registered patents, we also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets. However, we cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

Monitoring unauthorized use of our intellectual property is difficult and costly. In addition, intellectual property rights and confidentiality protection in China is generally considered less effective than in the United States or other developed countries. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business.

Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle, result in the loss of significant rights, harm our relationships with our customers and distributors, or otherwise materially adversely affect our business, financial condition and results of operations.

The semiconductor industry is characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors patent and other intellectual property rights to technologies that are important to our business.

Claims that our solutions, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. Infringement claims also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing solutions, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing solutions, processes or technology, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract, train and retain qualified design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract and retain qualified design and technical personnel. As the source of our technological and solution innovations, our design and technical personnel represent a significant asset. Historically, we have not encountered any difficulty in hiring qualified engineers. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to attract and retain qualified design and technical personnel, could harm our business, financial condition and results of operations.

Competition for personnel in the semiconductor technology field is intense, and the availability of suitable and qualified candidates is limited. We compete to attract and retain qualified research and development personnel with other semiconductor companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share options and restricted shares to our employees, some of which has not yet vested. Such retention awards may cease to be effective to retain our current employees once the share options or restricted shares vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our operations and growth. If we lose the services of any key senior management member or employee, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely impact our business and prospects.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

As we continue to expand our business, we expect to grow our headcount and overall size of our operations significantly. To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results. In addition, we intend to implement a new enterprise resource planning system for many aspects of our business. This implementation is a technically intensive process, requiring testing, modifications and project coordination. We may experience disruptions in our business operations related to this implementation effort.

Potential future acquisitions could be difficult to integrate, divert attention of key personnel, disrupt our business, dilute shareholder value and impair our operating results.

We have completed and may continue to pursue acquisitions in the future that we believe may complement our business, semiconductor solutions or technologies. For example, we acquired a team of 29 engineers, certain intellectual property and equipment from Hengfa Electronics Co., Ltd. in August 2012. Any acquisition involves a number of risks, many of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company;

•	realizing the anticipated benefits of any acquisition;

•	difficulties in transitioning and supporting customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

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the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products;

•	inability to generate sufficient revenue to offset acquisition costs;

•	dilutive effect on our shares as a result of any equity-based acquisitions;

•	inability to successfully complete transactions with a suitable acquisition candidate; and

•	in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our business, financial condition and results of operations could be adversely affected by political and economic conditions in the countries in which we conduct business and our solutions are sold.

Our business and operating results may be adversely impacted by political and economic conditions in various countries and markets in which we operate or in which our solutions are sold. Uncertainty about current global economic conditions may cause businesses to continue to postpone spending in response to tighter credit, unemployment or negative financial news. This in turn could have a material negative effect on the demand for our semiconductor solutions or the products into which our solutions are incorporated. The demand for our set- top box solutions is driven by consumer demand for television, which is often viewed as a discretionary item in the emerging markets that we compete. A downturn in general economic conditions in the emerging markets that we target could result in a decline in demand for our set-top box solutions. In addition, our memory interface solutions are typically sold into data centers when these data centers are upgrading capital equipment such as servers. A downturn in general economic conditions can lead to delays in decisions to upgrade data center equipment or a reduction in the scope of upgrades, which could reduce demand for our memory interface solutions.

Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

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restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations relating to our international operating activities; and

•	difficulty in obtaining distribution and support.

We conduct our operations primarily in China, our products are manufactured in Asia, and our solutions are sold primarily in Asia. Political and economic conditions in these markets may be less stable or predictable than in the United States. Any conflict or uncertainty in Asia, and China in particular, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm our business, financial condition and results of operations.

The facilities of our third-party contractors and distributors are located in regions that are subject to earthquakes and other natural disasters.

The facilities of our third-party foundries and contract manufacturers are subject to risk of catastrophic loss due to fire, flood or other natural or man-made disasters. A number of those foundries and service providers are located in areas with above average seismic activity and also subject to typhoons and other Pacific storms. Several foundries that manufacture our wafers are located in Taiwan and Japan, and all of the third-party service providers who assemble and test our solutions are located in Asia. The risk of an earthquake in the Pacific Rim region is significant due to the proximity of major earthquake fault lines. Both Japan and Taiwan have had major earthquakes within the last 15 years that significantly disrupted their economies. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility.

Our sales in the set-top box market experience seasonality, which is likely to cause our revenue to fluctuate.

Revenue for our set-top box solutions experiences seasonality. We typically realize a large portion of our sales of set-top-box solutions during the fourth quarter prior to the Lunar New Year holiday. We typically experience our slowest quarter in the first quarter of each year. Accordingly, our results of operations may vary significantly from quarter to quarter and our yearly results of operations may be disproportionately affected by our results during the fourth quarter.

We are subject to risks related to exchange rate fluctuations.

Our revenue is primarily denominated in U.S. dollars, while a significant portion of our assets and expenses are denominated in Renminbi. As a result, our results of operations and financial condition are subject to risks associated with exchange rate fluctuations, in particular in relation to the exchange rates between the Renminbi and the U.S. dollar. Moreover, appreciation or depreciation in the value of the Renminbi, the functional currency for our operating subsidiaries in China, relative to the U.S. dollar would affect our financial results as reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Depreciation of the Renminbi against the U.S. dollar would have a negative effect on the U.S. dollar amount available to us if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes.

The value of the Renminbi against the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For example, from mid-2008 to mid-2010 the Renminbi traded within a narrow range against the U.S. dollar at approximately RMB6.83 per U.S. dollar. In June 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly. It is difficult to predict when and how Renminbi-U.S. dollar exchange rate may change going forward.

Risk Factors Related to Regulations Applicable to Us

Our business has benefited from certain preferential tax treatment and government subsidies. Discontinuation or revocation of the preferential tax treatment and government subsidies available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, or the PRC EIT Law, and its implementation rules, both effective on January 1, 2008, the PRC has a uniform enterprise income tax rate of 25% for all enterprises incorporated in China. The PRC EIT Law and its implementation rules also permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate. Our principal operating subsidiary in China, Montage Technology (Shanghai) Co., Ltd., or Montage Shanghai, had obtained the qualification certificate of HNTE status in October 2011 with a valid period of three years. Therefore it is eligible to enjoy a preferential tax rate of 15% as long as it maintains its qualification as an HNTE. Separately, pursuant to the Notice on Several Preferential Enterprise Income Tax Policies jointly issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on February 22, 2008, and the Notice on Enterprise Income Tax Policies to Further Stimulate the Development of Software and Integrate Circuit Industries jointly issued by the MOF and the SAT on April 20, 2012, qualified integrated circuit design enterprises are entitled to a two-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction commencing from the first profit-making year. Montage Shanghai was recognized as an integrated circuit design enterprise in January 2007 and has passed the annual inspections from 2007 through 2012. Therefore Montage Shanghai is eligible to enjoy the tax holiday from its first profit-making year as well. However, since this tax holiday for qualified integrated circuit design enterprises and the reduced 15% enterprise income tax rate for HNTEs are mutually exclusive, Montage Shanghai elected to enjoy the tax holiday from its first profit-making year, which was 2010. Accordingly, it is exempted from enterprise income tax for 2010 and 2011 and subject to enterprise income tax at a rate of 12.5% for 2012, 2013 and 2014 as long as it maintains its qualification as a qualified integrated circuit design enterprise. Similarly, Suzhou Montage Microelectronic Technology Co., Ltd. was recognized as an integrated circuit design enterprise in December 2012 and will enjoy this tax holiday when it starts to make profit after certain procedures are completed in competent tax authorities. Furthermore, according to various tax notices regarding replacing business tax with value-added tax in transportation and some modern service sectors jointly issued by the MOF and the SAT from November 2011 to December 2013, Montage Shanghai and Suzhou Montage Microelectronic Technology Co., Ltd. are currently exempted from value-added tax for their income generated from technical development.

In addition, Montage Shanghai has received subsidies from PRC local government authorities. The aggregate amounts of the subsidies we received were $1.1 million, $0.5 million and $0.8 million in 2010, 2011, and 2012, and $0.3 million, and $0, in the three months ended September 30, 2013 and 2012, respectively and $1.2 million and $0.1 million in the nine months ended September 30, 2013 and 2012.

Preferential tax treatments and government subsidies are subject to review and may be adjusted or revoked at any time in the future. For example, on December 3, 2013 the MOF, SAT, the Ministry of Industry and Information Technology and the National Development and Reform Commission jointly promulgated the

Administrative Measures on Recognition of Integrated Circuit Design Enterprises, effective from January 1, 2014, which provides that, upon expiry of preferential tax treatment period, integrated circuit design enterprise recognized before January 1, 2011, like Montage Shanghai, shall re-apply for such recognition in accordance with the aforesaid measures and the newly recognized integrated circuit design enterprise may not enjoy preferential tax treatment of two-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction again. The discontinuation of any preferential tax treatments or government subsidies available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. In addition, the timing of receiving government subsidies can be difficult to predict and may be subject to change, which could lead to unexpected fluctuations in our results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes under the PRC EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a PRC “resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementing rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the SAT on April 22, 2009, or Circular 82 sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and controlled by any PRC enterprise or enterprise group. Circular 82 specifies that certain PRC-controlled offshore enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status of PRC controlled enterprises, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Currently, a substantial majority of the members of our management team are located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups, not those controlled by PRC or foreign individuals or foreign enterprises like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC or foreign individuals or foreign enterprises like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects a general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Additional implementing regulations or guidance may also be issued determining that our Cayman Islands holding company or other non-PRC entity is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our company or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our subsidiaries outside of China will be subject to the uniform enterprise income tax rate of 25% as to our global income as well as tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income”

under the PRC EIT Law, there is no assurance that we would enjoy such tax exempt treatment on dividends paid to us from Montage Shanghai. As a result, such dividend may continue to be subject to a 10% withholding tax. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from transferring our ordinary shares. Similar results would follow if Montage Technology Holdings Company Limited or Montage Technology Hong Kong Limited is considered a PRC “resident enterprise.” In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary, Montage Shanghai, to us through our Hong Kong Subsidiary.

Under the PRC EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as Montage Technology Hong Kong Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts, patent and copyright certificates and other information. As a result, although one of our PRC subsidiaries, Montage Shanghai, is currently wholly owned by our Hong Kong subsidiary Montage Technology Hong Kong Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by Montage Shanghai. If Montage Technology Hong Kong Limited cannot be recognized as the beneficial owner under the Hong Kong Tax Treaty of the dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a normal withholding tax of 10% as provided by the PRC EIT Law.

We may be required by the PRC tax authorities to pay withholding tax on capital gains arising out of our restructuring in November 2010 and to pay fines or penalties for the failure to pay such withholding tax.

The Notice on Various Issues Concerning Enterprise Income Tax Treatment of Enterprise Restructuring Transactions, or Circular 59, which was jointly issued by the MOF and the SAT on April 30, 2009 and became effective retroactively on January 1, 2008, as well as subsequent rules issued by the SAT, provide for scrutiny by PRC tax authorities over the transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. In November 2010, Montage Technology Group Limited transferred its 100% equity interest in Montage Shanghai to Montage Technology Hong Kong Limited at a price equal to the registered capital of Montage Shanghai without recognizing any gains. As a result of the par value consideration paid in this transaction, the PRC tax authorities may adjust the purchase price for PRC tax purposes, leading to a recognition of capital gains by Montage Technology Group Limited, unless the restructuring can be certified by the PRC tax authorities as a tax-free reorganization under Circular 59. We submitted the agreement relating to the November 2010 transaction to the PRC tax authorities as part of the process to register the shareholding change with the PRC tax authorities. Such registration was completed in 2010 and we have not received any further inquiry from the PRC tax authorities regarding the transaction. However, we have not sought, and do not plan to seek, certification of the transaction as a tax-free reorganization under Circular 59. As a result, there remains the possibility the PRC tax authorities will challenge the purchase price and subject the transaction to a pricing adjustment. The PRC tax authorities have dedicated teams that review tax filings to identify avoidance of tax liabilities. These reviews do not necessarily take place according to a regular schedule and may happen at any time. During the course of the reviews of our filings PRC tax authorities can and may raise questions regarding the November 2010 transaction, in which case we may be subject to further tax investigation and a special tax adjustment if they conclude that the price of the transaction was not determined based on arm’s-length principles. In such case, we may be required to pay PRC withholding tax on the capital gains at a tax rate of 10% and fines or penalties for the failure to pay such withholding tax.

Restrictions on currency exchange and cross-border capital flows into and outside of China may limit our ability to receive and use our revenue and the proceeds from this offering effectively.

Because a significant portion of our assets are held in China in Renminbi, any restrictions on currency exchange may limit our ability to convert our revenue generated in foreign currency into Renminbi to fund any business activities we may have in China or to make dividend payments in U.S. dollars. Renminbi is generally convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services. Although the Renminbi has been generally convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currency, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include capital injection and loans, remain subject to significant foreign exchange controls and restrictions. As a result, we may be unable to utilize our Renminbi assets for making any investments or other capital account transactions outside of China.

Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Any capital contributions or loans that our non-PRC subsidiaries make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations and approval requirements. Capital contributions and loans to our PRC subsidiaries must be approved by or registered with relevant PRC regulatory bodies. Although we currently do not intend to use any of the proceeds from this offering to fund our operations or capital expenditures in China or otherwise transfer our proceeds from this offering into China, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, if at all, if we make capital contributions or loans to our PRC subsidiaries in the future. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Furthermore, under the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, promulgated by the PRC State Administration of Foreign Exchange, or SAFE, in August 2008, Renminbi converted from foreign exchange capital contributions can only be used for activities within the approved business scope of such foreign-invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local branch. As a result, our PRC subsidiary, Montage Shanghai, (which is a foreign-invested enterprise) may not be able to use the proceeds of this offering or other capital contributed by us for equity investment including the proceeds from our initial public offering or acquisitions in China or for other purposes outside of its approved scope of business, which may adversely affect our ability to expand our business in China. Violations of Circular 142 or related regulations could result in severe penalties, such as heavy fines.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, namely the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the implementation of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval will not be applicable to us in the context of this offering because we established our PRC subsidiaries by means of direct investment to newly established entities rather than by merger or acquisition of PRC domestic companies or assets. However, as it is uncertain how the M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ordinary shares offered by this prospectus.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We could be subject to penalties under PRC law if our PRC shareholders do not comply with PRC regulations relating to offshore investment activities by PRC residents.

SAFE promulgated in October 2005 the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which requires PRC residents to register with local branches of

SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas (defined in Circular 75 as “round trip investment”). In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (defined in Circular 75 as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. Moreover, the PRC subsidiaries of that offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents, and do so in a timely manner. However, pursuant to the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012, if a PRC resident individual makes direct investments into China through an overseas enterprise that is not an offshore special purpose company as defined in Circular 75, the PRC resident is not required to carry out registration procedures for offshore special purpose companies.

Although we believe the registration for offshore special purpose companies under Circular 75 does not apply to our beneficial owners who are PRC resident individuals because it was a direct investment into China through an overseas enterprise that is not an offshore special purpose company as defined in Circular 75, these individuals are generally required under the general PRC foreign exchange regulations, such as Administrative Measures for Personal Foreign Exchange and its Implementing Rules promulgated by SAFE in 2006 and 2007 respectively, to conduct registration with the competent SAFE authority for any offshore direct investment including by subscribing for shares in our offshore holding companies. Due to a lack of detailed implementation rules of such registration requirements and uncertainty in implementation and interpretation of the above general SAFE regulations, our beneficial owners who are PRC resident individuals have not yet conducted foreign exchange registration for offshore direct investment. In addition, the Operating Rules require that, in the case of direct investment into China through an overseas enterprise that is not an offshore special purpose company as defined in Circular 75, the PRC foreign-invested subsidiaries of such overseas enterprise should complete procedures with SAFE or its local branch to be marked as non-round trip investment by individuals. Due to the lack of detailed implementation rules with respect to such procedures, we have not submitted such request to the local SAFE authority yet. If SAFE takes a view that our beneficial owners who are PRC residents or our PRC subsidiaries have not complied with SAFE rules, we could be subject to legal sanctions, such as being prohibited from making distributions of profits or proceeds from any reduction in capital, share transfer or liquidation to our offshore entities or injecting additional capital into our PRC subsidiaries.

All employee participants in our option plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

PRC regulations require that individuals in China (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the share incentive plan of an overseas listed company shall appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (defined as a “PRC agency”) to conduct foreign exchange registration, opening of accounts and transfer and exchange of funds, and an overseas agency shall be appointed to conduct any exercise of options, buying and selling of relevant shares or equities and transfer of relevant funds. After such individuals’ foreign exchange income received from participation in the share incentive plan is remitted to PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC agency to such individuals’ foreign exchange accounts. We and our PRC employees who have been granted share options or restricted shares are subject to these regulations. Our 2006 Share Incentive Plan has been registered with Shanghai branch of SAFE.

Failure to comply with such registration requirements may subject us and the participants of share incentive plan who are in the PRC to fines and legal sanctions, prevent us from further granting or exercising of options by our employees in China, or limit our ability to contribute additional capital into our PRC subsidiaries, limiting our PRC subsidiaries’ ability to distribute dividends to us, which could adversely affect our business operations. In addition, several of our employees in China have exercised their share options or received restricted shares under our 2006 Share Incentive Plan prior to our becoming a publicly listed company. Since there is not yet a clear regulation on how and whether individuals in China can exercise their share options or hold restricted shares granted by overseas private companies, although we obtained SAFE registration for the 2006 Share Incentive Plan on December 3, 2013, we cannot assure you that our other share incentive plans will be approved by SAFE.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, and its implementing rules impose requirements concerning contracts entered into between a PRC employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, there may be a risk that certain of our employment policies and practices could be determined by relevant PRC authorities as being in violation the Labor Contract Law or its implementing rules, which could result in penalties, fines or other sanctions. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC Labor Contract Law and subsequently passed rules and regulations have tended to provide greater rights to employees and impose more onerous requirements on employers in China. As a result of regulations designed to enhance labor protection, our labor costs in China may increase in the future.

We are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company.

We will incur significant legal, accounting and financial compliances costs and other expenses that we did not incur as a private company. As a public company, we are required to prepare and distribute periodic and current reports, and comply with federal securities law requirements, SEC rules and regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the Sarbanes Oxley Act of 2002, or the Sarbanes Oxley Act. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act, to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We will need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for the fiscal year ending December 31, 2014. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, this could result in material misstatements of our financial statements and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our shares. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

New regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted new requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products, and affect our costs and relationships with customers and suppliers as we must obtain additional information from them to ensure our compliance with the disclosure requirement. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of the second quarter of any fiscal year during that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Under the Jumpstart Our Business Startups Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement cooperation with the CSRC, and the MOF that establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

An initial decision in proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and are the subject of certain ongoing SEC investigations. We were not and are not the subject of any of the SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. On January 22, 2014, the Administrative Law Judge (the “ALJ”) presiding over the matter reached an initial decision. The ALJ concluded that each of the accounting firms, including our independent registered accounting firm, violated the SEC’s rules of practice by failing to produce audit work papers directly to the SEC. It further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. This initial decision, however, has no binding legal effect until it is reviewed and endorsed by the full SEC, although that endorsement could then be subject to appeal by the accounting firms. While we cannot predict the outcome of the SEC’s review or that of any subsequent appeal process, if the initial decision was upheld, the accounting firms, including our independent registered public accounting firm, would be temporarily denied the ability to practice before the SEC. If during this temporary period, there was a need for our independent registered public accounting firm to issue or reissue an audit report on our financial statements under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements likely would be determined to not be in compliance with the audit requirements for financial statements of public companies with reporting obligations under the Securities Act or the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States, which could adversely affect the liquidity and value of our ordinary shares.

Risk Factors Related to This Offering and Ownership of Our Ordinary Shares

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Substantial future sales of our ordinary shares in the public market could cause our share price to fall.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon the completion of this offering, we will have approximately 27,498,043 ordinary shares outstanding. All shares sold in our initial public offering are and all shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining shares outstanding after this offering will be eligible for sale at various times beginning upon the expiration of lock-up agreements for our initial public offering as described below.

Our directors, executive officers and substantially all of our shareholders prior to our initial public offering have agreed with limited exceptions that they will not sell any of our shares owned by them without the prior written consent of Deutsche Bank Securities Inc. and Barclays Capital Inc., on behalf of the underwriters, for a period of 180 days from September 25, 2013, which is the date of the prospectus for our initial public offering. At any time and without public notice, Deutsche Bank Securities Inc. and Barclays Capital Inc. may in their sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period. For example, the underwriters waived application of the lock-up agreement for all of the shares being sold in this offering by the selling shareholders. As resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of approximately 13,474,272 of our ordinary shares will continue to be entitled to contractual rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the lock-up period from our initial public offering, which expires March 24, 2014. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. Substantial sales following exercise of outstanding or future share options or the vesting of restricted share awards following vesting could also adversely affect the market price of our shares.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A significant portion of our assets and operations are conducted in the China and substantially all of our revenue has been generated outside the United States, particularly through sales in Hong Kong. In addition, some of our current directors and officers are nationals and residents of countries other than the United States and may have a substantial portion or all of their assets outside of the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities” section in this prospectus.

We have no specific business plan for the net proceeds from this offering. Our management will therefore have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital for our operating subsidiaries outside China, as well as funding our research and development activities and making payments to our suppliers overseas. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including, among other things:

•	provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by the board;

•	provisions that permit only a majority of our board or the chairman of the board to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;

•

provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; and

•

a staggered board whereby our directors are divided into three classes, with each class subject to retirement and re-election once every three years on a rotating basis, while any director that simultaneously serves as our chief executive officer is not subject to retirement or re-election.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board, at least two annual shareholder meetings are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board in a relatively short period of time.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation and selected quarterly results of operations;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We currently intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K similar to U.S. domestic reporting companies and disclose the information required to be disclosed in those reports. However, we may elect in the future to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. If we elected to file reports as a foreign private issuer, our shareholders may not have access to certain information they may deem important.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequence to U.S. holders of ordinary shares.

Depending upon the value of our ordinary shares and the nature and composition of our income and assets over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. Based on assumptions as to our projections of the value of our outstanding ordinary shares and our expected use of the proceeds from our initial public offering and this offering and of the other cash that we will hold and generate in the ordinary course of our business, we do not expect to be a PFIC for the taxable year 2013, 2014 or in the foreseeable future. However, there can be no assurance that we will not be a PFIC for the taxable year 2013, 2014 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our income and the value of our assets in such taxable year. Our PFIC status for the taxable year 2013 or 2014 will not be determinable until our financial statements for the applicable taxable year have been finalized.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash. As we have not designated specific uses for all of the net proceeds we received from our initial public offering and will receive from this offering, we may retain a significant portion of those net proceeds in the form of short-term investments or bank deposits for a prolonged period, which could affect our PFIC status in future years. For further details on our intended use of the net proceeds we receive from this offering, see “Use of Proceeds.”

If we are classified as a PFIC in any taxable year in which you hold our ordinary shares, and you are a U.S. taxpayer, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ordinary shares in a later year, even if we are not a PFIC in the year of disposition or distribution. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ordinary shares, certain non-corporate U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The statements are found, among other places, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business,” “Regulation” and “Management.” In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this prospectus relate to, among other things:

•	our goals and strategies;

•	our expected results of operations for the fourth quarter of 2013;

•	our future business development;

•	the expected growth of, and trends in, our business and the markets in which we operate;

•	our expectations regarding competition as more semiconductor companies enter our markets and as existing competitors improve or expand their product offerings;

•	our plans for future products and solutions, such as DDR4 memory interface solutions, and enhancements of existing products;

•	future trends and challenges and our expectations regarding our results of operations and financial condition;

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our expectations regarding our expenses and revenue, including our expectations that our research and development, sales and marketing and general and administrative expenses may increase in absolute dollars; and

•	relevant government policies and regulations relating to our industry and business.

These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry and involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

This prospectus also contains third-party data relating to the markets in which we operate that includes projections based on a number of assumptions. We have not independently verified such data. Our markets may not grow at the rates projected by market data, or at all. The failure of our markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

MARKET AND INDUSTRY DATA

This prospectus contains information and industry data from China Digital STB Market Forecast and Detail Analysis of Chipset Market Share, an industry report commissioned by us and prepared by iSuppli Corporation, a third-party market research firm, in March 2013. All references to data from iSuppli in this prospectus are to data derived from these commissioned reports. In addition, this prospectus contains information and industry data from LR-DIMM: Market Forecast, an industry report commissioned by us and prepared by Jon Peddie Research, a third-party market research firm, in July 2013. This prospectus also contains statistical data and estimates, including those relating to market size, future performance and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Cisco Systems, Inc., Gartner, Inc. and International Data Corporation. Although we have assessed the third-party information and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.

All references to data from Gartner in this prospectus are to data derived from “Forecast: Electronic Equipment Production and Semiconductor Consumption by Application, Worldwide, 2010-2016, 4Q12 Update”, or the Gartner Report, published by Gartner on December 21, 2012. The Gartner Report represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date and not as of the date of this prospectus, and the opinions expressed in the Gartner Report are subject to change without notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $21.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (including expenses payable by us for the offering and sale by the selling shareholders) and assuming a public offering price of $22.99 per ordinary share, which was the last reported sale price of our ordinary shares as reported on the NASDAQ Global Market on January 24, 2014. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, although we will bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

The primary purposes of this offering are to obtain additional equity capital and provide additional liquidity to existing shareholders with registration rights. We expect to use the net proceeds from this offering, together with available funds, for general corporate purposes, including working capital for our operating subsidiaries outside China and making payments to our suppliers overseas, capital expenditures relating to the expansion of our operations, and funding possible future acquisitions. We have not determined any particular capital expenditures for which we will use the net proceeds, and the timing and size of our particular capital expenditure needs may change rapidly in response to perceived market opportunities, technological changes and actions by our competitors. We do not currently have any agreements or understandings for material acquisitions for which we intend to allocate a portion of the net proceeds. Therefore, our management is currently unable to allocate any specific portions of the net proceeds for particular uses. We currently do not intend to use any proceeds from the offering to fund our operations or capital expenditures in China or otherwise transfer the proceeds into China.

Pending our use of the net proceeds we receive from this offering, we intend to invest our net proceeds in short-term investment grade debt securities or to deposit the proceeds into interest-bearing bank accounts.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated affiliated entities only through loans, in each case subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Currently, the working capital requirements of our PRC subsidiaries are primarily funded by their operating income generated from providing services to our non-PRC operating entities, including research and development and marketing services. We expect our PRC operating subsidiaries to continue to fund their working capital requirements in this manner for the foreseeable future.

Our plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. Other than as described above, we cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds we receive from our public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid any dividends in the past and we do not have any plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

MARKET PRICE OF ORDINARY SHARES

Our ordinary shares commenced trading on the NASDAQ Global Market under the symbol “MONT” on September 26, 2013. The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares as reported on the NASDAQ Global Market:

	High	Low
2013
Third quarter (from September 26, 2013)	$16.40	$10.00
Fourth quarter	$19.69	$12.80
2014
First quarter (through January 24, 2014)	$26.70	$16.51

As of January 24, 2014, there were approximately 460 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities. The last reported sale price of our ordinary shares on the NASDAQ Global Market on January 24, 2014 was $22.99 per share.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2013:

•	on an actual basis;

•

on a pro forma basis, giving effect to the October 1, 2013 conversion of all outstanding convertible preferred shares into 16,163,598 ordinary shares issuance and the sale by us of 5,325,000 ordinary shares in our initial public offering with net proceeds of $46.9 million on October 1, 2013; and

•

on a pro forma as adjusted basis to reflect, in addition, the issuance and sale by us of 1,000,000 ordinary shares in this offering at an assumed offering price of $22.99 per share, which was the last sale price of our ordinary shares on the NASDAQ Global Market on January 24, 2014, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (including expenses payable by us for the offering and sale by the selling shareholders).

The information below is illustrative only and our cash, cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Operating Data.”

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)	(unaudited)
	(in thousands, except per share data)
Convertible preferred shares, par value $0.0125 per share: 17,604,639 shares authorized, 15,944,528 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma (unaudited) and pro forma as adjusted (unaudited)	$54,400	$—	$—
Shareholders’ equity:
Ordinary shares, par value $0.0125 per share: 26,804,639 shares authorized, 4,660,025 shares issued and outstanding, actual; 44,409,278 shares authorized, 26,148,623 shares issued and outstanding, pro forma (unaudited); 27,148,623 shares issued and outstanding pro forma as adjusted (unaudited)	58	327	340
Additional paid-in capital	3,515	104,580	126,286
Accumulated comprehensive income	2,148	2,148	2,148
Statutory reserve	740	740	740
Accumulated deficit	(7,586)	(7,586)	(8,140)

Total shareholders’ equity (deficit)	(1,125)	100,209	121,374

Total capitalization	$53,275	$100,209	$121,374

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods and as of the dates indicated. Our selected consolidated financial data for each of the years ended December 31, 2010, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our selected consolidated financial data for the nine months ended September 30, 2012 and 2013 and selected consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial and Operating Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data) (unaudited)
Selected Statement of Operations Data:
Revenue	$29,078	$50,338	$78,245	$54,538	$75,448
Cost of revenue(1)	(21,248)	(22,840)	(31,736)	(21,374)	(27,496)

Gross profit	7,830	27,498	46,509	33,164	47,952

Operating expense:
Research and development(1)	(11,078)	(13,651)	(17,568)	(12,304)	(19,096)
Sales, general and administrative(1)	(5,046)	(5,895)	(9,792)	(5,614)	(10,681)

Total operating expense	(16,124)	(19,546)	(27,360)	(17,918)	(29,777)

Income (loss) from operations	(8,294)	7,952	19,149	15,246	18,175
Interest income (expense), net	(44)	(36)	207	75	504
Fair value change in warrant liability	(37)	—	—	—	—
Other income (expense), net	(114)	(307)	153	253	(157)

Income (loss) before income taxes	(8,489)	7,609	19,509	15,574	18,522
Provision for income tax	(54)	(2,637)	(1,228)	(980)	(1,709)

Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813

Net income (loss) attributable to ordinary shareholders—Basic	$(11,056)	$77	$3,114	$2,514	$3,139

Net income (loss) per share:
Basic	$(2.66)	$0.02	$0.72	$0.58	$0.68

Diluted	$(2.66)	$0.02	$0.66	$0.53	$0.62

Weighted-average shares used in computing net income (loss) per share:
Basic	4,157,498	4,260,192	4,319,243	4,303,135	4,618,302

Diluted	4,157,498	5,924,390	6,366,682	6,295,066	6,557,368

(1)	Includes share-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)
Cost of revenue	$31	$13	$19	$15	$62
Research and development	358	356	497	347	1,124
Sales, general and administrative	389	262	473	320	1,276

Total share-based compensation	$778	$631	$989	$682	$2,462

	As of December 31,		As of September 30,
	2011	2012	2013
	(in thousands)		(unaudited)
Selected Balance Sheet Data:
Cash and cash equivalents	$23,343	$21,580	$41,181
Working capital	16,268	33,496	50,514
Total assets	39,866	53,802	77,850
Total liabilities	25,620	20,208	24,575
Convertible preferred shares	54,322	54,377	54,400
Total shareholders’ deficit	(40,076)	(20,783)	(1,125)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a global fabless provider of analog and mixed-signal semiconductor solutions currently addressing the home entertainment and cloud computing markets. In the home entertainment market, we offer a range of set-top box solutions including tuners, demodulators and decoders as well as integrated solutions with customized software and support. In the cloud computing market, we offer high performance, low power memory interface solutions that enable memory intensive server applications.

Since our inception, we have been focused on developing a technology platform consisting of proprietary hardware building blocks and customized software to enable the design of high performance, low power analog and mixed-signal semiconductor solutions. We have developed expertise in analog and radio frequency solutions, digital signal processors and high speed interfaces, which serve as the foundation for our technology platform. While analog and mixed-signal technology is applicable to a broad array of end markets, in order to best leverage our technology platform, we have been highly selective in identifying our initial target end markets. We have focused on target markets which we believe have compelling long-term growth prospects and are also characterized by complex product design, long life cycles and stringent qualification requirements. We believe that our extensive customer interaction, combined with our deep understanding of our customers’ needs, fosters customer loyalty and increases visibility of evolving customer requirements and market opportunities.

Initially, we focused on the home entertainment market by designing solutions for set-top boxes used in emerging markets. We believed this end market allowed us to best leverage our technology platform and take advantage of our presence in China, where almost all of our engineering development takes place and we have extensive field application engineers to help serve our target end customers. We began addressing this market by developing stand-alone tuners, demodulators and decoders and introduced our first set-top box solution in 2005. In 2010, we began selling integrated set-top box solutions, which combine a demodulator, decoder and sometimes tuner into a single semiconductor solution and have higher average selling prices and gross margins than our stand-alone tuner, demodulator and decoder solutions. We currently offer ten set-top box solutions for use in the home entertainment market, including multi-standard compliant HDTV and SDTV semiconductor solutions. We believe our ability to provide integrated solutions with customized software and support, which we develop through close collaboration with our end customers, has been a key to our success in addressing the characteristics of the home entertainment market in emerging markets. Our collaborative approach, which we believe significantly benefits from our close proximity to our end customers, allows us to develop extensive localized knowledge of a large, fragmented market with diverse technical and service requirements.

We have also focused our development efforts on designing memory interface solutions targeting the cloud computing market by leveraging our expertise in high performance, low power mixed-signal semiconductor design technologies and proximity to key industry participants in Asia. Memory interface solutions must meet stringent high performance and low power requirements and must have the ability to process high frequency signals. Our technology platform enables us to address these requirements. We currently offer two memory interface solutions for use in the cloud computing market, consisting of register buffers for use in RDIMMs and memory buffers for use in LRDIMMs. Achieving and maintaining Intel validation for our LRDIMM memory buffers is extremely important to our market position and the prospects of our memory interface solutions business, as the server OEMs who adopt Intel’s server platforms will only purchase components of their servers from Intel validated vendors. Both of these solutions are compatible with DDR3 DRAM technology, the most prevalent industry standard. Sales of LRDIMM memory buffers for DDR3 accounted for 27.9% and 32.3% of our revenue from memory interface solutions, and 1.7% and 3.0% of our total revenue, in 2012 and the nine months ended September 30, 2013, respectively.

We have sold our set-top box solutions primarily through distributors to over 150 end customers worldwide. Our end customers include nine of the ten largest set-top box manufacturers in China who sell solutions optimized for viewers in emerging markets. We sell substantially all of our memory interface solutions directly to memory module manufacturers. We have sold our memory interface solutions to the world’s four largest DRAM manufacturers and the world’s largest third-party DRAM module supplier as measured by 2012 revenues.

We operate a fabless business model and use third-party foundries and assembly and test manufacturing contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, development and marketing of our solutions and reduces overhead and our exposure to semiconductor industry cyclicality risks.

Since inception, we have invested significant resources in our research and development activities. Our engineering design teams are located in the United States, in Shanghai, Suzhou and Hangzhou in China and in Taipei and Hsinchu in Taiwan. We believe our future success depends on our ability to continuously enhance our solutions and technology platform to meet the rapidly changing needs and requirements of our end customers. As a result, we intend to continue to invest in our research and development efforts.

Our revenue has grown from $29.1 million in 2010 to $78.2 million in 2012, representing a compound annual growth rate of 64%, and from $54.5 million in the nine months ended September 30, 2012 to $75.4 million in the nine months ended September 30, 2013, representing an annual growth rate of 38%. In 2012, we generated 94% of our revenue from sales of set-top box solutions and 6% from sales of memory interface solutions. In the nine months ended September 30, 2013, 91% of our revenue was generated from set-top box solutions and 9% was generated from memory interface solutions. Our net income (loss) was $(8.5) million in 2010, $5.0 million in 2011, $18.3 million in 2012 and $16.8 million for the nine months ended September 30, 2013.

Significant Factors Affecting Our Operating Results

Market Demand. Demand for our solutions, and semiconductors in general, may fluctuate depending on various factors, including macroeconomic conditions and changing or evolving technologies, viewer preferences, customer requirements and technical standards. In emerging markets, the satellite set-top box market is currently larger than the cable and terrestrial set-top box markets in terms of total number of units sold by Chinese manufacturers, while the cable set-top box market is expected to expand rapidly in coming years. In the cloud computing market, next generation server platforms will require LRDIMM technologies to increase memory capacity within servers. Due to the evolving nature of our markets, our results of operations depend on our ability to accurately anticipate and respond to changes in technologies, viewer preferences and other market conditions.

Introduction of New Solutions. Our ability to grow our revenue has depended, and will continue to depend, on our ability to develop new semiconductor solutions and to successfully market those solutions to new and existing customers. We have expanded our set-top box solutions to include a wide range of multi-standard compliant HDTV and SDTV solutions, and we are continuing to expand our portfolio to capture additional segments of the market. For example, we launched an HDTV decoder solution in early 2013 and are growing our cable set-top box solutions business. In the cloud computing market, we are working closely with key industry participants, including JEDEC, leading CPU and memory module manufacturers and server OEMs to develop the first generation of DDR4-compliant memory interface solutions, including a registering clock driver and a data buffer. In July 2013, we introduced our DDR4 registering clock driver and data buffer for DDR4 RDIMMs and LRDIMMs, which we believe is the industry’s first JEDEC 0.92 specifications compliant DDR4 registering clock driver and data buffer. Our success depends in large part on our ability to leverage our established customer base, which includes most of the leading set-top box manufacturers in China, to quickly increase revenue from our new solutions offerings.

Revenue Mix among Our Solutions. Our revenue and gross margin in any given period can be significantly affected by the relative proportion of revenue from our different solutions. For example, our integrated set-top box solutions generally have higher average selling prices and higher gross margins than our stand-alone tuner, demodulator and decoder solutions. In addition, newly launched solutions which incorporate more complex configurations generally have higher margins, subject to market-specific supply and demand. However, we expect that as our existing solutions and target markets mature, the average unit selling price may decline over time.

Life Cycles of Our Solutions. Our semiconductor solutions are subject to life cycles and experience gradually declining average selling prices. In general, set-top boxes targeting the emerging markets have life cycles lasting a number of years, depending on technological or other changes affecting the market, with average selling prices declining moderately during the life cycle. For memory interface solutions, our solutions are designed to support a specific CPU or server platform developed by CPU manufacturers and depend on the life cycle of the platform we are supporting of the CPU manufacturer. The life cycle of a CPU or server platform typically ranges from 24 to 36 months.

Attach Rate. In the cloud computing industry, the attach rate for a specific component within the server is expressed in terms of the percentage of servers sold with that particular component. As an example, the percentage of servers sold with LRDIMMs would be expressed as the attach rate of LRDIMMs to total servers. As one of only two LRDIMM memory buffer suppliers currently validated by Intel Corporation for DDR3 memory buffers, the attach rate for LRDIMMs can have a significant effect on our addressable market and revenue.

Seasonality. Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have lower sales during the first quarter of each year, with the fourth quarter typically having the highest quarterly revenue. This fluctuation is driven primarily by the effect of Chinese Lunar New Year, which occurs in the first quarter, on the purchasing patterns of our distributors and end customers. Our relatively stronger performance in the fourth quarter has been largely due to increased demand from our end customers in anticipation of increased demand for set-top boxes during the Chinese Lunar New Year holiday season.

Research and Development Expenses/Tape-out Costs. The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. All of our solutions have originated from our research and development efforts, which provided us with a significant competitive advantage. While we are committed to investing in new solution development in order to remain competitive in our target markets, sufficient resources to maintain the level of investment in research and development activities is crucial to our competitiveness and results of operations. In the event that we are unable to put in sufficient resources in research and development activities, which may or may not become commercially successful, our results of operations may be adversely affected. Our research and development expense may be significantly affected by tape-out costs, which include product engineering mask costs and prototype integrated circuit packaging and test costs. The timing of tape-out costs may be difficult to accurately predict and may lead to fluctuations in our quarterly or annual research and development expense and net income.

Preliminary Fourth Quarter of 2013 Earnings Results. We expect revenue for the fourth quarter to be between $35.0 to $35.5 million, reflecting higher sales of our memory interface solutions due to growing demand for our products as well as continued growth of our set-top box products in China and the emerging markets. We expect our set-top box revenue to increase by more than 10 percent from the third quarter and our memory interface revenue to increase by more than 80 percent from the third quarter. We expect gross margin for the fourth quarter of 2013 to be between 62 and 63 percent. We expect operating expenses for the fourth quarter to be between $13.0 and $13.5 million, an increase from the third quarter primarily reflecting an increase in research and development expenses related to new products beginning the fabrication process. We expect net income for the fourth quarter to be between $8.5 and $9.0 million reflecting the expected increase in revenues and higher gross margins, partially offset by the expected increase in operating expenses. Net income is expected to reflect pre-tax share-based compensation expenses of approximately $1.2 million and the amortization of acquired assets related to an assembled work force in Taiwan of approximately $0.3 million. The preliminary financial results for the fourth quarter of 2013 are our sole responsibility. The preliminary financial results provided above have not been subject to the completion of our normal annual closing and audit process, and final adjustments and other developments may arise between now and the time the financial results for this period are finalized. As a result, our actual financial results for the three months ended December 31, 2013 may differ materially from these preliminary financial results. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial results, and does not express an opinion or any other form of assurance with respect thereto.

Description of Certain Statement of Operations Items

The following describes the line items set forth in our consolidated statements of operations.

Revenue

We generate revenue from sales of our set-top box and memory interface solutions to set-top box and memory module manufacturers, either directly or through our distributors. Substantially all of our set-top box end customers purchase products indirectly from us through distributors, while we sell substantially all of our memory interface solutions directly to our end customers.

In 2012 and for the three months and nine months ended September 30, 2013, we generated 94%, 91% and 91% of our revenue from sales of set-top box solutions, respectively, and 6%, 9% and 9% from sales of memory interface solutions, respectively. We expect sales of set-top box solutions to continue to account for the substantial majority of our revenue; however, we expect revenue from sales of memory interface solutions as a percentage of our total revenue to grow in the next several years. We have generated the significant majority of our revenue from sales to end customers located in Asia. Although our end customers are primarily manufacturers located in Asia, our semiconductor solutions are incorporated into finished products sold globally.

Cost of Revenue and Gross Margin

Cost of revenue primarily includes the cost of finished silicon wafers processed by third-party foundries; costs associated with our outsourced packaging, assembly and testing; shipping costs; and costs of personnel, logistics and quality assurance. Cost of revenue also includes indirect costs, such as warranty, inventory valuation reserves and other overhead costs.

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. We expect that our gross margin may fluctuate from period to period, primarily as a result of changes in average selling price, revenue mix among our solutions, and manufacturing costs. In addition, we may reserve against the value at which we carry our inventory based upon the solution’s life cycle and conditions in the markets in which we sell. Any declines in average selling prices may be paired with improvements in our cost of revenue, which may offset some of the gross margin reduction that could result from lower selling prices.

Operating Expenses

Our operating expenses consist of research and development expense and sales, general and administrative expense.

Research and Development. Research and development expense primarily includes personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. Research and development expense also includes the costs of developing new products as well as supporting existing products, including tape out costs, computer-aided design software license costs, intellectual property license costs, reference design development costs, development testing and evaluation costs and depreciation expense. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred. We expect our research and development expense to increase as we continue to expand our available solutions.

Sales, General and Administrative. Sales, general and administrative expense primarily includes personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. Sales, general and administrative expense also includes field application engineering support, commissions to independent sales representatives, travel costs, professional and consulting fees, legal fees, trade shows, depreciation expense and occupancy costs. We expect our sales, general and administrative expense to increase as we expand our organization to better support our customers and our anticipated growth. Additionally, these expenses will increase as we continue to establish the necessary infrastructure to operate effectively as a public company.

Interest Income (Expense), Net

Interest income consists of interest earned on our cash, cash equivalents and short-term investment balances. Interest expense primarily consists of interest on our borrowings.

Other Income (Expense), Net

Other income (expense), net generally consists of income (expense) generated from minor non-operating transactions.

Fair Value Change in Warrant Liability

Fair value change in warrant liability relates to the change in fair value of our Series B-2 preferred share warrants issued to certain of our investors in October 2009. The change in fair value was remeasured at June 30, 2010, when the warrants were exercised in full. We determined the fair value of the warrants with the assistance of an independent third-party valuation specialist. The change in fair value was recorded as a non-cash charge in our consolidated statements of operations and comprehensive income (loss) in 2010.

Provision (Benefit) for Income Tax

We are an exempted company registered in the Cayman Islands and conduct business in several countries including China, Hong Kong, Taiwan and the United States. We are subject to taxation in each of these jurisdictions in which we conduct business. As a result, our worldwide income is subject to the tax rates in which our income is generated and as such our effective tax rate may fluctuate based on the geographic distribution of our earned income or losses and the applicable tax laws in which those earnings or losses were generated. We established a Macao Offshore Trading Company that became operational on June 1, 2013.

Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands. As an offshore trading company, our Macao subsidiary is not subject to income tax. Our Hong Kong and Taiwan operating subsidiaries are subject to income tax rates at 16.5% and 17%, respectively. Our U.S. subsidiary is subject to U.S. federal income tax at graduated tax rates from 15% to 35% and the income allocated and apportioned to the state of California is subject to California income tax at 8.8%.

The generally applicable corporate income tax rate in China, or an enterprise income tax rate, is 25%. Our principal PRC operating subsidiary enjoys certain preferential tax rates due to its qualification as a qualified integrated circuit design enterprise and a high and new technology enterprises, or HNTE. As a qualified integrated circuit design enterprise, our principal PRC operating subsidiary is entitled to a two-year enterprise income tax exemption followed by a three-year 50% enterprise income tax rate reduction commencing from the first profit-making year, which was 2010. As a result, our principal PRC operating subsidiary was exempt from PRC enterprise income tax in 2010 and 2011 and enjoys a preferential enterprise income tax rate of 12.5% from 2012 through 2014. PRC preferential tax treatments are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See “Risk Factors—Risk Factors Related to Regulations Applicable to Us—Our business has benefited from certain preferential tax treatment and government incentives. Discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.”

Results of Operations

The following table sets forth our consolidated statement of operations data (in thousands) for the periods indicated.

	Year Ended December 31,			Nine Months Ended Sept. 30,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)			(unaudited)
Statement of Operations Data:
Revenue	$29,078	$50,338	$78,245	$54,538	$75,448
Cost of revenue(1)	(21,248)	(22,840)	(31,736)	(21,374)	(27,496)

Gross profit	7,830	27,498	46,509	33,164	47,952

Operating expense:
Research and development(1)	(11,078)	(13,651)	(17,568)	(12,304)	(19,096)
Sales, general and administrative(1)	(5,046)	(5,895)	(9,792)	(5,614)	(10,681)

Total operating expense	(16,124)	(19,546)	(27,360)	(17,918)	(29,777)

Income (loss) from operations	(8,294)	7,952	19,149	15,246	18,175
Interest income (expense), net	(44)	(36)	207	75	504
Fair value change in warrant liability	(37)	—	—	—	—
Other income (expense), net	(114)	(307)	153	253	(157)

Income (loss) before income taxes	(8,489)	7,609	19,509	15,574	18,522
Provision for income tax	(54)	(2,637)	(1,228)	(980)	(1,709)

Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813

Net income (loss) attributable to ordinary shareholders—Basic	$(11,056)	$77	$3,114	$2,514	$3,139

Net income (loss) per share:
Basic	$(2.66)	$0.02	$0.72	$0.58	$0.68

Diluted	$(2.66)	$0.02	$0.66	$0.53	$0.62

Weighted-average shares used in computing net income (loss) per share:
Basic	4,157,498	4,260,192	4,319,243	4,303,135	4,618,302

Diluted	4,157,498	5,924,390	6,366,682	6,295,066	6,557,368

(1)	Includes share-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)
Cost of revenue	$31	$13	$19	$15	$62
Research and development	358	356	497	347	1,124
Sales, general and administrative	389	262	473	320	1,276

Total share-based compensation	$778	$631	$989	$682	$2,462

Comparison of the three months and nine months ended September 30, 2013 and 2012

Revenue

	Three Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Revenue	$30,056	$20,601	46%

	Nine Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Revenue	$75,448	$54,538	38%

Revenue increased by $9.5 million, or 46% and $20.9 million, or 38%, for the three and nine months ended September 30, 2013, from the same periods in 2012, respectively. The increase in revenue was primarily due to an increase in revenue from sales of our set-top box solutions, which increased from $18.6 million to $27.3 million and from $50.6 million to $68.4 million for the three and nine months ended September 30, 2013, respectively. Total number of units shipped for our set-top box solutions increased by 42.0% and 22.1% for the three months and nine months ended September 30, 2013 from the same periods in 2012, respectively, due to increased demand reflecting greater market acceptance of our integrated set-top box solutions which increasingly became the primary source of our set-top box revenue. A substantial portion of the increase in revenue was attributable to the continued increase in shipments of our integrated set-top box solutions, which have higher average selling prices than our stand-alone solutions. Our revenue from memory interface solutions increased by $0.8 million, or 44%, and increased by $3.2 million, or 81% in the three and nine months ended September 30, 2013 from the same periods in 2012, respectively, due to increased number of units shipped, which increased by 72% and 90%, respectively, as well as higher average selling prices, primarily as a result of sales of our LRDIMM solutions, which have significantly higher average selling prices than our other memory interface solutions.

Cost of Revenue and Gross Profit

	Three Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Cost of revenue	$10,907	$7,683	42%
% of revenue	36%	37%
Gross profit	$19,149	$12,918	48%
Gross margin	64%	63%

	Nine Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Cost of revenue	$27,496	$21,374	29%
% of revenue	36%	39%
Gross profit	$47,952	$33,164	45%
Gross margin	64%	61%

Cost of revenue increased by $3.2 million, or 42%, and increased by $6.1 million, or 29%, in the three and nine months ended September 30, 2013 from the same periods in 2012, respectively. The increase in cost of revenue was primarily due to the increase in the number of units shipped in the three and nine months ended September 30, 2013 compared to the same periods in 2012. Gross margin increased from 63% to 64% in the three months ended September 30, 2013 compared to the same period in 2012 primarily due to improved economies of scale resulting from the increase in shipment volume as well as increased sales of our higher gross margin integrated set-top box and LRDIMM solutions. Gross margin increased from 61% to 64% in the nine months ended September 30, 2013 compared to the same period in 2012 primarily due to an increase in sales of our integrated solutions due to their relatively higher average selling prices and gross margins compared to our stand-alone tuner, demodulator and decoder solutions.

Operating Expenses

	Three Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Research and development	$6,623	$3,835	73%
% of revenue	22%	19%
Sales, general and administrative	$3,880	$2,382	63%
% of revenue	13%	12%

	Nine Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Research and development	$19,096	$12,304	55%
% of revenue	25%	23%
Sales, general and administrative	$10,681	$5,614	90%
% of revenue	15%	10%

Research and development expenses increased by $2.8 million, or 73%, and $6.8 million, or 55%, for the three and nine months ended September 30, 2013, from the same periods in 2012, respectively, primarily as a result of an increase in personnel-related expenses of $1.4 million and $4.7 million, an increase in share-based compensation expense of $0.4 million and $0.8 million attributable to new share option and restricted share awards grants, an increase of $0.8 million and $0.9 million in product development expenses, and partially offset by a decrease of $0.8 million in external consulting services in compared to the same period in 2012. The primary reason for the increase in personnel-related expenses was the increase in headcount as we ended this period with 376 research and development employees, an increase of 39 employees compared to the same periods in 2012.

Sales, general and administrative expenses increased by $1.5 million, or 63%, and $5.1 million, or 90%, for the three and nine months ended September 30, 2013, from the same periods in 2012, respectively, primarily as a result of an increase in personnel-related expenses of $0.3 million and $1.3 million, the overall increase in expenses also included an increase of $0.4 million and $1.2 million for professional service fees mainly including fees for accounting and legal services, an increase of $0.1 million and $0.7 million for amortization of intangible assets and an increase of $0.4 million and $1.0 million in share-based compensation expense attributable to new grants of share options and restricted share awards, an increase of $54,000 and $0.3 million in commission fee, and an increase of $0.1 million and $0.2 million in rental expenses. The primary reason for the increase in personnel-related expenses was the increase in headcount as we ended this period with 83 sales, general and administrative employees, an increase of 12 employees compared to the same periods in 2012.

Interest Income, Net and Other Income (Expense), Net

	Three Months Ended September 30,
	2012	2013	% Change
	( in thousands)
Interest Income, net	$202	$71	185%
% of revenue	0%	0%
Other income (expense), net	$(70)	$20	(450)%
% of revenue	0%	0%

	Nine Months Ended September 30,
	2012	2013	% Change
	( in thousands)
Interest Income, net	$504	$75	572%
% of revenue	1%	0%
Other income (expense), net	$(157)	$253	(162)%
% of revenue	0%	1%

Interest income, net increased $0.1 million, or 185%, and $0.4 million, or 572%, for the three and nine months ended September 30, 2013, from the same periods in 2012, respectively, primarily due to increased interest income from higher cash and short-term investment balances. Additionally, interest expense decreased in the three and nine months ended September 30, 2013 from the same periods in 2012 as we repaid $1.6 million of bank borrowings in January and February 2013.

Other income (expense), net was an expense of $70,000 in the three months ended September 30, 2013 as compared to an income of $20,000 in the same period of 2012. The other expense we recorded in the three months ended September 30, 2013 primarily reflected a foreign exchange loss of $110,000 partially offset by a government subsidy of $40,000. The other income we recorded in the three months ended September 30, 2012 was primarily foreign exchange gain during the period.

Other income (expense), net was an expense of $0.2 million for the nine months ended September 30, 2013 as compared to an income of $0.3 million in the same period of 2012. The other expense, net we recorded in the nine months ended September 30, 2013 primarily reflected a foreign exchange loss of $0.3 million partially offset by a non-project related government subsidy of $0.1 million. The other income we recorded in the nine months ended September 30, 2012 was primarily from a non-project related government subsidy received during the period by $0.2 million and $0.1 million foreign exchange gain during the period. For the non-project related government subsidies with no further conditions to be met, we record the amounts as other income; for the project related government subsidies with certain operating conditions, we record the amounts are recorded as advances payable when received and will record as a deduction of related expenses and cost of acquired assets when the conditions are met.

Provision for Income Taxes

	Three Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Provision for income tax	$737	$427	73%
% of revenue	2.45%	2.07%

	Nine Months Ended September 30,		% Change
	2013	2012
	(in thousands)
Provision for income tax	$1,709	$980	74%
% of revenue	2.27%	1.80%

We recorded an income tax provision of $0.7 million and $1.7 million in the three and nine months ended September 30, 2013, respectively.

Our effective tax rate for the three and nine months ended September 30, 2013 was 8.4% and 9.2%, respectively. The effective tax rate for the three and nine months ended September 30, 2012 was 6.3% and 6.3%, respectively. The difference between the effective tax rates and the statutory rate resulted primarily due to the foreign tax rate being different from the statutory rate.

Comparison of the Years Ended December 31, 2010, 2011 and 2012

Revenue

	Year Ended December 31,			% Change
	2010	2011	2012	2011	2012
	(in thousands, except percentage data)
Revenue	$29,078	$50,338	$78,245	73%	55%

Revenue in 2012 increased by $27.9 million, or 55%, from 2011 primarily due to an increase in revenue from sales of our set-top box solutions, which increased from $49.0 million to $73.6 million, primarily as a result of a 50% increase in the number of units shipped for our set-top box solutions driven by increased demand reflecting greater market acceptance of our integrated set-top box solutions which increasingly became the primary source of our set-top box revenue. A substantial portion of this increase was attributable to the continued increase in shipments of our integrated set-top box solutions. Our memory interface solutions revenue also increased significantly in 2012, increasing from $1.3 million in 2011 to $4.6 million in 2012 due to an increase of 169% in the number of units shipped, as well as higher average selling prices, primarily as a result of sales of our LRDIMM solutions, which have significantly higher average selling prices than our other memory interface solutions. We began generating meaningful revenue from LRDIMM sales in 2012.

Revenue in 2011 increased by $21.2 million, or 73%, from 2010 primarily due to the increase in revenue of our set-top box solutions, which increased from $27.9 million to $49.0 million. Total number of units shipped for our set-top box solutions increased by 19% in 2011 reflecting greater market acceptance of our integrated set-top box solutions which became the primary source of our set-top box revenue. The increase in our set-top box solutions revenue was attributable primarily to increased shipments of our integrated solutions, which accounted for a significantly higher proportion of our revenue from set-top box solutions in 2011 compared to 2010.

Cost of Revenue and Gross Profit

	Year Ended December 31,			% Change
	2010	2011	2012	2011	2012
	(in thousands, except percentage data)
Cost of revenue	$21,248	$22,840	$31,736	8%	39%
% of revenue	73%	45%	41%
Gross profit	$7,830	$27,498	$46,509	251%	69%
Gross margin	27%	55%	59%

Cost of revenue increased by $8.9 million, or 39%, from 2011 to 2012. The increase in cost of revenue was primarily due to increased shipments, in particular for integrated solutions for set-top box applications. Gross margin increased from 55% to 59% during the same period due primarily to improved economies of scale resulting from the increase in shipment volume.

Cost of revenue increased by $1.6 million, or 8%, from 2010 to 2011, primarily due to increased shipments, in particular for integrated solutions for set-top boxes. Gross margin increased from 27% to 55% during the same period as a result of an increase in sales of our integrated solutions due to their relatively higher average selling prices and gross margins compared to our stand-alone tuner, demodulator and decoder solutions. We also had a $1.6 million write-down of obsolete inventory primarily related to our memory interface solutions that supported servers utilizing DDR2 memory in 2010.

Our gross profit benefited $30,000, $0.6 million and $0.3 million from sales of product that was previously written down to net realizable value for 2010, 2011 and 2012, respectively.

Operating Expenses

	Year Ended December 31,			% Change
	2010	2011	2012	2011	2012
	(in thousands, except percentage data)
Research and development	$11,078	$13,651	$17,568	23%	29%
% of revenue	38%	27%	22%
Sales, general and administrative	$5,046	$5,895	$9,792	17%	66%
% of revenue	17%	12%	13%

Research and development expense for 2012 increased by $3.9 million, or 29%, from 2011 primarily as a result of an increase in headcount to support the number of product development projects in process during the year. The increase in personnel-related expenses of $4.8 million was the largest component of the change and a direct result of the increase of 85 employees in our research and development organization as we ended the year with 270 research and development employees. The increase was partially offset by proceeds received for government funding of research and development projects that passed the government review process during the year, which reduced research and development expenses by $1.0 million.

Research and development expense for 2011 increased by $2.6 million, or 23%, from 2010. The increase in personnel-related expenses of $1.9 million was the largest component of the change and a direct result of the increase of 69 employees in our research and development organization as we ended the year with 185 research and development employees.

Sales, general and administrative expense for 2012 increased by $3.9 million, or 66%, from 2011, primarily as a result of an increase in personnel-related expenses of $2.0 million, which primarily resulted from an increase of 24 sales, general and administrative employees during 2012 as we ended the year with 126 sales, general and administrative employees. In addition, the increase in sales, general and administrative expenses was partially due to a $1.1 million increase in consulting and professional fees.

Sales, general and administrative expense for 2011 increased by $0.8 million, or 17%, from 2010 due to an increase in personnel-related expenses of $0.8 million, which primarily resulted from an increase of 16 sales, general and administrative employees as we ended the year with 102 sales, general and administrative employees.

Interest Income (Expense), Net, Fair Value Change in Warrant Liability and Other Income (Expense), Net

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Interest income (expense), net	$(44)	$(36)	$207
Fair value change in warrant liability	$(37)	—	—
Other income (expense), net	$(114)	$(307)	$153

Interest income (expense), net increased to $207,000 in 2012 from $(36,000) in 2011 primarily due to earnings on higher cash and short term investment balances.

Fair value change in warrant liability of $37,000 in 2010 was the result of the revaluation of warrants issued to our Series B-2 preferred shareholders in 2009 that were exercised in 2010. The expense reflected the increase in the value of the warrant from the time they were issued to the time they were exercised by shareholders.

We had other income, net in 2012 of $0.2 million compared with other expense, net of $0.3 million in 2011. Our other expense, net increased from $0.1 million in 2010 to $0.3 million in 2011.

Provision (Benefit) for Income Tax

Our provision for income tax was $1.2 million in 2012 compared to $2.6 million in 2011. Our effective income tax rate decreased to 6.3% in 2012 from 34.7% of 2011. In 2011, we recorded a one-time income tax provision of $2.8 million for research and development expenses that were non-deductible for tax purposes. We had provision for income tax of $54,000 in 2010.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the six quarters ended September 30, 2013. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the information for the quarters presented. You should read this table together with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of any future results.

	Three Months Ended
	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2012	Jun. 30, 2013	Sept. 30, 2013
	(unaudited) (in thousands)
Statement of Operations Data:
Revenue	$19,233	$20,601	$23,707	$20,084	$25,308	$30,056
Cost of revenue	7,137	7,683	10,362	7,769	8,820	10,907

Gross profit	12,096	12,918	13,345	12,315	16,488	19,149

Operating expense:
Research and development	4,231	3,835	5,264	5,700	6,773	6,623
Sales, general and administrative	1,805	2,382	4,178	3,100	3,701	3,880

Total operating expense	6,036	6,217	9,442	8,800	10,474	10,503

Income from operations	6,060	6,701	3,903	3,515	6,014	8,646
Interest income (expense), net	17	71	132	129	173	202
Fair value change in warrant liability	—	—	—	—	—	—
Other income (expense), net	215	20	100	16	(103)	(70)

Income before income taxes	6,292	6,792	3,935	3,660	6,084	8,778
Provision for income tax	(400)	(427)	(248)	(371)	(601)	(737)

Net income	$5,892	$6,365	$3,687	$3,289	$5,483	$8,041

The following table presents the unaudited quarterly results of operations as a percentage of revenue:

	Three Months Ended
	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2012	Jun. 30, 2013	Sept. 30, 2013
	(unaudited)
Statement of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	37	37	44	39	35	36

Gross profit	63	63	56	61	65	64

Operating expense:
Research and development	22	19	22	28	27	22
Sales, general and administrative	9	12	18	15	15	13

Total operating expense	31	30	40	43	42	35

Income from operations	32	33	16	18	23	29
Interest income (expense), net	0	0	1	0	1	0
Fair value change in warrant liability	0	0	0	0	0	0
Other income (expense), net	1	0	0	0	0	0

Income before income taxes	33	33	17	18	24	29
Provision for income tax	(2)	(2)	(1)	(2)	(2)	(2)

Net income	31%	31%	16%	16%	22%	27%

We typically experience seasonal fluctuations in our quarterly revenue, with the first fiscal quarter normally being the lowest revenue quarter and the fourth quarter being the highest revenue quarter. This seasonality is primarily the result of increased sales into the set-top box market in the fourth quarter of each year as our end customers build inventory in preparation for the holiday shopping season. In contrast, we normally experience lower sales in the first quarter of each year as our end customers generally manufacture fewer set-top boxes as a result of the Chinese New Year holiday, which falls in January or February of each year.

Our cost of revenue and gross margin generally varies with our revenue mix among our solutions. Typically, solutions incorporated into more complex configurations, such as our integrated set-top box solutions generally have higher sales prices and enjoy higher profit margins as compared to stand-alone solutions. Similarly, our current LRDIMM memory buffers have a higher sales price and higher profit margin compared to our RDIMM register buffers. We expect that our gross margin may continue to vary from quarter to quarter primarily based on the mix of solutions that we sell in each of our target markets. Additionally, our gross margin can be affected by the timing of new product introductions and the effect of the valuation of our inventories.

Research and development expense generally increased on a quarter-on-quarter basis primarily due to an increase in engineering headcount and the costs associated with new product development. We expect our headcount to increase in order to support our growing new product development activities. Our research and development expense may be significantly affected by tape-out costs in support of these development activities as the timing of tape-out costs may be difficult to accurately predict and may lead to fluctuations in our quarterly or annual research and development expense and net income. The relatively lower research and development expense in the quarter ended September 30, 2012 was primarily due to proceeds received for government funding of research and development projects that passed the government review process, which reduced research and development expenses by $1.0 million during that quarter.

Sales, general and administrative expense generally increased on a quarter-on-quarter basis primarily due to increases in headcount to support the growth in our business, business development efforts to support our growing sales and marketing efforts and other professional services to support our legal and accounting requirements. Sales, general and administrative expense as a percentage of revenue will fluctuate from quarter to quarter primarily based on the timing of these expenses.

We incurred relatively high operating expenses, resulting in lower income from operations, in the quarter ended December 31, 2012 primarily due to relatively higher professional fees for accounting, tax and legal services relating to our initial public offering in the three months ended December 31, 2012 that were not eligible for capitalization. We typically do not expect operating expenses as a percentage of revenue to be materially higher in the fourth quarter than in other quarters.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short-term investments, and cash generated from operations. As of September 30, 2013, we had $41.2 million of cash, cash equivalents and $6.4 million of short-term investments. On October 1, 2013, we received an additional $49.5 million of net proceeds after deducting underwriting discounts and commissions from our initial public offering. Prior to 2011, we financed our operations primarily by net proceeds of approximately $43.1 million from the sales of preferred shares. We believe our current cash, cash equivalents and net cash from operating activities will be sufficient to satisfy our liquidity requirements for the next 12 months. However, management may in the future elect to finance operations by further utilizing bank loans, credit facilities or selling equity securities.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by applicable PRC foreign exchange laws and other PRC laws and regulations. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. Further, loans or investments outside of China by PRC companies are subject to restrictions and approval requirements. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly. We do not expect the restrictions on transferring funds out of China will have a material effect on our liquidity because we believe our cash, cash equivalents and other assets located outside of China are sufficient to meet our expected needs and our revenues are primarily generated outside of China in U.S. dollars. We generate the substantial majority of our revenue, and incur our working capital requirements relating to purchases of inventory from third-party foundries, through our non-PRC operating entities. The working capital requirements of our PRC operating subsidiaries, which include research and development and sales, general and administrative expenses, are primarily funded by their operating income generated from providing services to our non-PRC operating entities.

Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)
Net cash provided by (used in) operating activities	$(937)	$11,187	$9,404	$6,069	$23,102
Net cash used in investing activities	(824)	(807)	(10,503)	(5,703)	(1,381)
Net cash provided by (used in) financing activities	2,415	(636)	(553)	(466)	(1,937)
Effect of exchange rates on cash and cash equivalents	131	281	(111)	(44)	(183)

Net increase (decrease) in cash and cash equivalents	$785	$10,025	$(1,763)	$(144)	$19,601

Net Cash Provided by (Used in) Operating Activities

Our primary uses of cash in operating activities are to fund operating expenses and purchases of inventory. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and share-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash provided by operating activities are cash receipts on accounts receivable from our shipment of products to distributors and direct customers. Aside from an increase in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major distributor customers. Our accounts receivable, net at year end as a percentage of our revenue during the year were 5%, 12% and 10% in 2010, 2011 and 2012, respectively.

Net cash provided by operating activities in the nine months ended September 30, 2013 primarily reflected our net income of $16.8 million, depreciation and amortization of $1.9 million and share-based compensation of $2.5 million offset by net cash used to fund working capital in operating activities primarily reflecting a decrease in accounts payable of $2.5 million, an increase in deferred margin and accrued expenses of $0.3 million and $0.1 million, respectively, and an increase in inventory of $1.0 million.

Net cash provided by operating activities in the nine months ended September 30, 2012 primarily reflected our net income of $14.6 million and a decrease in deferred margin, accounts payable and accrued expenses of $4.1 million, $2.7 million and $2.3 million, respectively, and a decrease in inventory of $0.4 million. Net cash provided by operating activities was also impacted by depreciation and amortization of $0.6 million, share-based compensation of $0.7 million, and an increase of tax payable of $0.9 million.

Net cash provided by operating activities in 2012 primarily reflected our net income of $18.3 million, share-based compensation of $1.0 million, depreciation of $1.2 million, inventory write-downs of $0.5 million, and increases in accrued expenses and taxes payable of $0.9 million and $1.1 million, respectively, partially offset by an increase in accounts receivable and inventory of $2.0 million and $4.7 million, respectively, and reductions in accounts payable and deferred margin of $3.1 million and $3.9 million, respectively. Our accounts receivable and inventory grew as a result of our increased sales activity.

Net cash provided by operating activities in 2011 primarily reflected our net income of $5.0 million, share- based compensation of $0.6 million, depreciation of $0.6 million, inventory write-downs of $0.5 million, and an increase in accounts payable, deferred margin, tax payable and accrued expenses of $4.1 million, $4.3 million, $3.3 million and $2.4 million, respectively, offset by increases in accounts receivable and inventory of $4.4 million and $5.1 million, respectively. Our accounts receivable and inventory grew as a result of our increased sales activity.

Net cash used in operating activities in 2010 of $0.9 million primarily reflected our net loss of $8.5 million, and decrease in deferred margin of $1.2 million, offset by non-cash charge of share-based compensation, depreciation and inventory write-downs of $0.8 million, $0.8 million and $1.6 million, respectively, decreases in accounts receivable of $3.6 million and increase in accrued expenses of $1.6 million. We wrote-down $1.6 million of obsolete inventory primarily related to our memory interface solutions that supported servers utilizing DDR2 memory in 2010.

Net Cash Used in Investing Activities

Our capital expenditures have primarily consisted of purchases of property, equipment and software. In the nine months ended September 30, 2013, our capital expenditures did not significantly affect our liquidity position. We expect our capital expenditures to increase as we grow our business. We currently expect to finance our capital expenditures primarily or exclusively through net cash from operating activities and the net proceeds from our initial public offering and this offering, but we may in the future finance our capital expenditure requirements through issuances of debt or equity securities or bank borrowings.

Net cash used in investing activities in the nine months ended September 30, 2013 primarily related to $33.2 million of purchases of short-term investments, $1.2 million for purchases of property, equipment and software and $0.5 million for purchase of intangible assets, partially offset by $33.5 million of proceeds from maturities of short-term investments. Net cash used in investing activities in the nine months ended September 30, 2012 primarily related to $6.4 million of purchases of short-term investments and $1.5 million for purchases of property, equipment and software, and $1.0 million for purchase of intangible assets, partially offset by $3.1 million of proceeds from maturities of short-term investment.

Net cash used in investing activities in 2012 primarily related to $11.2 million of purchases of short-term investments and $2.1 million for purchases of property, equipment and software, partially offset by $4.8 million of proceeds from maturities of short-term investments. Our net cash used in investing activities in 2010 and 2011 primarily related to purchases of property, equipment and software of $0.7 million in 2010 and $0.6 million in 2011.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities in the nine months ended September 30, 2013 consisted primarily of $1.6 million for the repayment of bank borrowings, partially offset by $0.4 million expenses in connection with our initial public offering.

Net cash used in financing activities in the nine months ended September 30, 2012 consisted primarily of $2.1 million for the repayment of bank borrowings, partially offset by $1.6 million of bank borrowing.

Net cash used in financing activities in 2012 consisted primarily of $2.1 million for the repayment of bank borrowings, partially offset by $1.6 million in proceeds from new bank borrowings. Net cash used in financing activities in 2011 consisted primarily of $3.8 million for the repayment of bank borrowings, partially offset by proceeds from bank borrowings of $3.1 million. Net cash provided by financing activities in 2010 consisted primarily of $3.8 million in new bank borrowings and $1.5 million of net proceeds from the exercise of warrants to purchase our Series B-2 shares, partially offset by $3.0 million for the repayment of loans.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)
Operating lease obligations	$1,775	$992	$783	$—
Purchase obligations	1,086	1,086	—	—

Total contractual obligations	$2,861	$2,078	$783	$—

During 2012, we entered into a 32 month non-cancelable operating lease agreement for additional office space in our Shanghai facility. The lease commenced in April 2012 with an option to extend the lease for an additional three years. Future minimum annual payments under the operating lease for the years 2013 and 2014 are $0.6 million and $0.6 million, respectively.

The following table summarizes our outstanding contractual obligations as of September 30, 2013 (unaudited):

	Payment Due by Period
	Total	Less than 9 Months	1-3 Years	3-5 Years
	(in thousands)
Operating lease obligations	$2,461	$315	$1,877	$269
Purchase obligations	1,670	1,670	—	—

Total contractual obligations	$4,131	$1,985	$1,877	$269

Off-Balance Sheet Arrangements

As of September 30, 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments of $47.6 million as of September 30, 2013, which was held for working capital purposes. Our cash and cash equivalents and short-term investments consist of cash, time deposits, and money market funds. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and compliance with the Investment Company Act of 1940. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income. Changes in interest rates affect the interest earned on our cash and cash equivalents and short-term investments. We do not believe that an increase or decrease of 100 basis points in interest rates would have a material impact on our financial position or results of operations. Any realized gains or losses resulting from such interest rate changes would only occur if we sold the investments prior to maturity.

Foreign Currency Risk

The functional currency of Montage Technology Group Limited and our non-PRC subsidiaries is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. Monetary assets and liabilities in currency denomination other than the functional currency are translated into the functional currency at the rate of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable exchange rate on the day transaction occurred. Accordingly, the effects of exchange rate fluctuations on the net assets of each of our group entities are accounted for as translation gains or losses in accumulated other comprehensive income within shareholders’ equity. In addition, our revenue is primarily denominated in U.S. dollars and since a significant portion of our assets and expenses are in the PRC, they are in the denominated in Renminbi. As a result, our results of operations and financial condition are subject to risks associated with exchange rate fluctuations, in particular in relation to the exchange rates between the Renminbi and the U.S. dollar. We do not believe that a change of 10% in such foreign currency exchange rates would have a material impact on our financial position or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Our revenue is generated from the sale of our semiconductor solutions sold into the home entertainment and cloud computing markets. In the home entertainment market, we sell set-top box solutions which consist of highly integrated semiconductors and embedded software. We do not deliver software as a separate product in connection with the sale of our solutions nor is any software upgrade offered after the sale of our solutions.

We recognize revenue only when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

We evaluate each of these criteria as follows:

Evidence of an arrangement – We generally use a customer’s purchase order to establish the existence of an arrangement.

Delivery – We consider delivery to occur when title has been transferred to the customer.

Fixed or determinable fee – We assess whether fees are fixed or determinable at the time of sale. We only consider the fee to be fixed or determinable if the fee is not subject to adjustment.

Collection is deemed probable – We deem collection probable if we expect that the customer will be able to pay amounts under arrangement as payments become due.

We sell our set-top box solutions primarily through third-party independent distributors under agreements allowing for pricing credits and/or rights of return and to a lesser extent, directly to set-top box manufacturers. We sell our memory interface products directly to memory module manufacturers. For direct sales to end customers, we recognize revenue at the time of shipment to our end customers when all of the above criteria are met. For sales through distributors, we defer the recognition of revenue and related product costs until the sale and delivery by the distributor to the end customer occurs because we cannot reliably estimate returns or price adjustments due to rapid changes in technology, consumer preferences and prices. Upon shipment to the distributor, we record an accounts receivable based on the amount we are entitled to bill the distributor according to the contractual arrangement between the distributor and us. This amount is recorded, net of the costs of products delivered, as deferred margin, net on our consolidated balance sheet. We do not accept product returns from customers except for returns to satisfy warranty claims of products previously delivered.

Deferred Margin, Net

We defer revenue recognition on sales to distributors until our products are sold by our distributors to end customers, which is when the selling price to the distributor is fixed or determinable. Deferred margin, net is calculated as: 1) deferred revenue that is recorded based on the amount of the sale price that we are entitled to bill the distributor at the time of shipment to the distributor based on terms of the distribution agreement, less 2) deferred cost of revenue, representing the costs of products shipped to the distributor.

Under our contract with LQW Technology Company Limited, or LQW, which has been a distributor for our products since October 2011 and was our largest distributor in 2012 and the nine months ended September 30, 2013, we are entitled to bill only a portion of the total sale price at the time of shipment (deferred revenue), with the remainder billed upon sale by LQW to the end customer. Upon sale by LQW to the end customer, we bill the remaining sale price to LQW and recognize this amount as revenue directly (rather than initially as deferred revenue) as the sale price is fixed and determinable and all criteria for revenue recognition is met.

For our other distributors, we are typically entitled to bill the entire sale price at the time of shipment to the distributors, which is recorded as deferred revenue upon shipment and recognized as revenue when sales from the distributors to the end customers occur.

The distributors resell our products to end customers at a range of individually negotiated prices based on a variety of factors, including the identity of the end customer and its historical relationship with us, the type of product sold and sales quantity. With reference to these factors, according to the terms of our distribution agreement with the distributor, we adjust the original sale price to the distributor based on the actual resale price from the distributor to end customer. Primarily because of the uncertainty related to the final price, we defer recognition of revenue and cost of sales to distributors until the products are sold by the distributors to end customers. The amount of gross margin we recognize in future periods may be more than or less than the originally recorded deferred margin, net as a result of any price adjustment. We record price adjustments against deferred margin, net at the time of the distributor’s sale to the end customer.

For the years ended December 31, 2010, 2011 and 2012 and nine months ended September 30, 2012 and 2013, the total net price adjustments were a downward adjustment of $1.4 million, or 4.9% of total revenue, an upward adjustment of $0.3 million, or 0.7% of total revenue, and a downward adjustment of $0.3 million, or 0.3% of total revenue, a downward adjustment of $0.2 million, or 0.4% of total revenue and a downward adjustment of $0.5 million, or 0.6% of total revenue, respectively. The decreasing trend in total price adjustments from 2010 to 2011 and 2012 was primarily due to increased sales of solutions that had relatively stable pricing and an increasing proportion of sales to LQW for which the majority of the sale price was billed at the time LQW completed its sales to the end customer. For the portion of sales to LQW that we bill at the time LQW completes the sale to the end customer, we record the billed amount directly to revenue, and therefore no price adjustment is necessary.

Deferred cost of revenue, a component of deferred margin, net, is stated at the lower of cost or market value. We evaluate whether our deferred cost of revenue has been impaired based on expected net cash flows to be received for the deferred items. There was no impairment for deferred cost of revenue for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013. Please see the discussion contained in Note 8, Deferred Margin, Net, to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus for further details.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our distributors and end customers to whom we sell directly and adjust credit limits based on creditworthiness of each, as determined by our review of current credit information. We continuously monitor collections and payments from our distributors and end customers to whom we sell directly and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we have in the past. Our accounts receivable are concentrated in relatively few distributors, with two of our distributors in the aggregate accounting for 81% of our total accounts receivable, net as of September 30, 2013. Therefore, a significant change in the liquidity or financial position of any one significant distributor or end customer could make collection of our accounts receivable more difficult, require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Inventory Valuation

We continually assess the salability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventory at the lower of cost or its current estimated market value. We reduce our inventory to the estimated lower of cost or market value on a part-by-part basis to account for its obsolescence or lack of marketability. Reductions are calculated as the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that may adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross profits when products are sold.

Intangible assets

Our intangible assets include acquired assembled workforce and licenses and are amortized on a straight- line basis over their estimated useful lives, which range from 18 to 36 months.

On August 23, 2012, Montage Technology Hong Kong Limited, one of our wholly owned subsidiaries, entered into agreements with a third party to acquire research and development workforce, intellectual property, or IP, and computers and office equipment for total cash consideration of $2.0 million. The acquisition was completed in September 2012. We determined that the acquisition of research and development workforce, IP and computers and office equipment should be accounted for as an asset acquisition as the group of assets that we acquired did not meet the definition of a business as pursuant to ASC 805. We allocated the total consideration to the acquired research and development workforce, IP (which was obsolete) and computers and office equipment with the amount of $1.9 million, $0 million, and $0.1 million, respectively. The research and development workforce is recorded as assembled workforce and amortized on a straight line basis over 18 months as we expected the acquired workforce provides economic benefit to us during this period based on our prior experience in the area of developing our research and development workforce and conducting research and development activities.

For long-lived assets including amortizable intangible assets, we evaluate for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairments for long-lived assets and intangible assets for the years ended December 31, 2010, 2011 and 2012.

Income Taxes

We account for income taxes using the asset and liability approach. We record deferred tax assets and liabilities for the tax consequences attributable to the differences between the carrying amounts of existing assets and liabilities in our financial statements and their respective tax basis, and operating loss carry-forwards. We measure deferred tax assets and liabilities using tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The deferred tax assets would be recovered when the benefits are realized. In the event we were to determine that it is more likely than not that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance for the deferred tax asset would be made.

We are subject to income taxes in China, Hong Kong, Taiwan and the United States, and are subject to routine corporate income tax audits in these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgment and estimates. We believe that our provision for uncertain tax positions, including related interest and penalties, is adequate based on information currently available to us. The amount ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Our overall provision requirement could change due to the issuance of new regulations or new case law, negotiations with tax authorities, resolution with respect to individual audit issues, or the entire audit, or the expiration of statutes of limitations.

Share-Based Compensation

Our 2006 Share Incentive Plan, or the 2006 Plan, was adopted in June 2006. The 2006 Plan provides for the issuance of incentive share options (ISOs), nonstatutory share options (NSOs) and restricted share awards (RSAs). NSOs may be granted to employee, directors and consultants, while ISOs may be granted only to employees and RSAs may be granted to employees, directors or non-employees. Share options granted vest over a maximum period of four years and expire ten years from the date of the grant. Share options generally vest over four years, one-quarter on the first anniversary of the date of the grant and monthly thereafter for the remaining three years. RSAs have various vesting periods determined by the plan administrator, and generally vest over four years, with 25% on each of the anniversary of the vesting commence date. As of September 30, 2013 and December 31, 2012, the number of ordinary shares authorized for equity award issuance under the 2006 Plan was 6,566,544, and 6,566,544 shares, respectively. The authority to grant additional shares under the 2006 Plan terminated upon our initial public offering.

Our board of directors approved and adopted a 2013 Performance Incentive Plan, or the 2013 Plan, in connection with our initial public offering. Our shareholders have approved the 2013 Plan, which became effective upon the completion of our initial public offering. As of the date of this prospectus, a total of 2,600,000 ordinary shares is authorized for issuance with respect to awards granted under the 2013 Plan. The share limit will automatically increase on the first trading day in January of each year by an amount equal to the lesser of (1) 4% of the total number of outstanding shares of our ordinary shares on the last trading day in December in the prior year, (2) 1,000,000 shares, or such lesser number as determined by our board of directors.

Awards under the 2013 Plan may be in the form of incentive or nonqualified share options, share appreciation rights, share bonuses, restricted share and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive share options may not be granted at prices below the fair market value of the ordinary shares on the date of grant. Incentive share options must have an exercise price that is at least equal to the fair market value of our ordinary shares, or 110% of fair market value of our ordinary shares or incentive share option grants to any 10% owner of our ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

The 2013 Plan will terminate on the tenth anniversary of the date our board adopts it. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2013 Plan and the compensation committee of our board of directors will be the administrator under the 2013 Plan.

We account for share options issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Share options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

For purposes of determining our share-based compensation expense, we used the Black-Scholes option pricing model to calculate the fair value of share options on the grant date for share options granted to employees and as of each balance sheet date until the date when services are rendered for share options granted to non-employees. This model requires inputs such as the expected term of the option, expected volatility, the risk-free interest rate, dividend yield and fair value of the underlying share at grant date. These inputs are subjective and generally require significant judgment. For each of the three years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2013, we estimated the fair value of share options using the Black-Scholes option pricing model with the following range of assumptions:

	Year Ended December 31			Nine Months Ended September 30
	2010	2011	2012	2013
(unaudited)
Risk-free interest rate	2.37-4.53%	1.42-4.52%	1.10-3.13%	1.11-3.53%
Dividend yield	—	—	—	—
Expected term (years)	6 to 10	6 to 10	6 to 10	6 to 10
Expected volatility	50.21-63.99%	49.29-57.46%	39.97-52.66%	39.69-49.75%

Risk-Free Interest Rate. We derived the risk-free interest rate assumption from the yield-to-maturity of the USD dominated China International Government bond with the maturity period that can cover the expected term of the share options.

Dividend Yield. Expected dividend yields are assumed to be 0% for all grant dates, as our dividend policy is to retain earning for reinvestment purpose and we do not intend to distribute dividend in the foreseeable future.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. The expected term was estimated based on the date of the grant, expiration date and vesting period as stated in the share option grant. The expected term for directors, officers and employees was six years from each measurement date. The expected term for external consultants was ten years from the grant date.

Expected Volatility. We estimated volatility based upon the average share price volatility of comparable listed companies over a period comparable to the expected term of the options. We believe the average share price volatility of the selected comparable companies is a reasonable benchmark in estimating the expected volatility of our ordinary shares. When making the selections of our industry peer companies to be used in the volatility calculation, we also considered their stage of development, size and financial leverage.

In addition to determining the fair value of share options granted to employees, we also estimate the forfeiture rate to calculate the amount of compensation expense recognized for each reporting period. We utilized our historical forfeiture rates to estimate our future forfeiture rate, which is 5.6%. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Estimated forfeiture rates also affect the amount of aggregate compensation costs recognized for each reporting period. Quarterly changes in the estimated forfeiture rate can have a significant effect on share-based compensation expense as the cumulative effect of adjusting the rate for all shares compensation expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the consolidated financial statements. The effect of forfeiture adjustments during 2010, 2011, 2012 and the nine months ended September 30, 2013 was insignificant. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our share-based compensation on a prospective basis and incorporating these factors in the option pricing model.

If in the future, we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our share options could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation expense determined at the date of grant. Share-based compensation expense affects our cost of revenue, research and development expense and our sales, general and administrative expense.

In order to determine the fair value of share options using the Black Scholes model, we are required to determine the fair value of our ordinary shares. The following table summarizes, by grant date, the number of share options granted since March 19, 2012 through September 30, 2013 and the associated per share exercise price for each of these grants and the fair value of the ordinary shares used to calculate our share-based compensation:

Grant Date	Number of Options Granted	Exercise Price ($)	Fair Value of Underlying Ordinary Shares as of the Grant Date ($)
March 19, 2012	34,800	2.20	7.83
March 19, 2012	47,200	9.43	7.83
June 15, 2012	21,200	9.43	9.20
September 17, 2012	340,720	9.43	12.20
December 13, 2012	96,000	9.43	15.28
February 25, 2013	120,800	16.03	17.20
April 23, 2013	1,179,960	17.85	17.98
August 13, 2013	30,000	17.85	17.98

Our board of directors estimated fair value of our ordinary shares on the grant date for purposes of determining the exercise price, but the fair value of our ordinary shares was subsequently revisited by our board of directors for financial reporting purposes and reassessed on a retrospective basis.

In addition to the above share option grants during the periods above, on April 23 and August 13, 2013, our compensation committee approved the grant of restricted shares, primarily to our employees, covering a total of 317,120 ordinary shares and 13,500 shares respectively. The estimated fair value on the grant dates was $17.98 per ordinary share and the share-based compensation expense related to these awards is calculated based on the estimated fair value of our ordinary shares on the date of grant, multiplied by the number of restricted shares granted.

Historically, prior to our initial public offering, given the absence of an active market for our ordinary shares, our board of directors determined the exercise prices of share options granted by referencing to objective and subjective factors affecting value of our ordinary shares. The factors considered by our board of directors included the following:

•	retrospective valuations performed by independent third-party valuation specialist;

•	the prices of our convertible preferred shares sold to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of our convertible preferred shares relative to those of our ordinary shares;

•	our operating and financial performance and revenue outlook;

•	the introduction of new products;

•	the hiring of key personnel;

•	the status of product development and qualifications;

•	the fact that option grants involve illiquid securities in a private company;

•	the public trading prices of the ordinary shares of companies whose business is comparable to ours;

•	the general economic outlook;

•	the risks inherent in the development of our products and expansion of our target markets; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions.

In determining our share-based compensation expense using the Black Scholes model, we engaged an independent third-party valuation specialist to assist us with the valuation of ordinary shares on a retrospective basis. However, our management and board of directors have assumed full responsibility for the estimates. We have performed valuations of our ordinary shares in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations were prepared in a consistent manner and involved a two-step process. First, we established our enterprise value using the income approach and the market approach. The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs. The market approach, which relies on analysis of comparable public companies and comparable acquisitions, measures the value of a company through comparison to comparable companies and transactions. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, we focused on companies in the semiconductor industry. Some of the specific criteria we used to select comparable companies within our industry included the business description, business size, projected growth, financial condition and historical operating results. For each valuation report, we prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. As discussed below, there is inherent uncertainty in these estimates. We applied a discount for lack of marketability to reflect the increased risk arising from the inability of holders to readily sell the shares and then allocated the resulting equity value among the securities that comprise our capital structure using the Option-Pricing Method. The aggregate value of the ordinary shares derived from the Option-Pricing Method was then divided by the number of ordinary shares outstanding to arrive at the per share common value.

In each valuation, we considered the market approach based on an analysis of comparable public companies. In forming our opinion, we relied upon the income approach to prepare the equity value analysis of the company, due to factors such as lack of a long business history compared with the comparable public companies, differential of business scopes, significant sales increase beginning in 2011, as well as short reporting periods of net profit. Since the fair value of our ordinary shares has been ultimately determined by our discounted cash flow analyses, our valuations have been heavily dependent on our estimates of revenue, costs and related cash flows. These estimates are highly subjective and subject to frequent change based on both new operating data as well as various macroeconomic conditions that impact our business. Each of our valuations was prepared using data that was consistent with our then-current operating plans that we were using to manage our business.

Discussion of Significant Factors in Fair Value Determinations Prior to Our Initial Public Offering

The fair values of the underlying ordinary shares were determined with the assistance of an independent third-party valuation specialist. To estimate the fair value of the ordinary shares, we first determined our enterprise value by means of a discounted cash flow analysis using the retrospective approach. The cash flow derived by company management considered the nature of our business, our future business plan, specific business and financial risks, the stage of development of our operations, and economic and competitive elements affecting our business, industry and market. We also used other general assumptions, including following: no major changes in the existing political, legal, fiscal and economic conditions in China; no major changes in the current taxation laws in the jurisdictions in which we operate; our ability to retain competent management, key personnel and technical staff to support our ongoing operating; and no significant deviations in industry trends and market conditions from our current economic forecasts. The cash flow is discounted using the weighted average cost of capital of 20% as of December 31, 2010 and 18% as of June 30, 2012, which were benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 20% and 15% were applied to arrive at the estimated enterprise value as of December 31, 2010 and June 30, 2012. The lack of marketability discount takes into consideration the plans for the status of our proposed initial public offering.

The following discusses the significant factors and probabilities of various outcomes considered by our board of directors in determining the estimated fair value of our ordinary shares at each of the grant dates specified below. Our board of directors estimated the fair value of our ordinary shares, however, the fair value of the underlying ordinary shares was subsequently revisited by our board of directors for financial reporting purposes and reassessed on a retrospective basis.

March 19, 2012

On March 19, 2012, our board of directors granted share options with an exercise price equal to the fair value of the ordinary shares as of June 30, 2012, as determined by an independent valuation specialist. The share options granted on this date included options to purchase 34,800 ordinary shares which were committed to existing employees but which had not been submitted to our board of directors for approval. These prior commitments were made to employees with an exercise price of $2.20 per share prior to the receipt of an independent valuation. With respect to these awards, our board of directors determined to honor our prior exercise price commitment to the employees. With respect to other grants approved on March 19, 2012, our board of directors considered an independent valuation as of June 30, 2012 reflecting a fair value of $9.43 per share and determined to establish the exercise price for these options at $9.43 per share.

The significant assumptions used in the June 30, 2012 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 15% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the current status of our plan for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 55%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

June 15, 2012

On June 15, 2012, our board of directors granted share options with an exercise price equal to the fair value of the ordinary shares as of June 30, 2012, as determined by an independent valuation specialist. Subsequent to making the grants, the board of directors considered an independent valuation as of June 30, 2012 reflecting a fair value of $9.43 per share and determined to establish the exercise price for these options at $9.43 per share.

The significant assumptions used in the June 30, 2012 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 15% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 55%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

September 17, 2012

On September 17, 2012, our board of directors granted share options with an exercise price of $9.43 per share. In estimating the fair value of our ordinary shares to set the exercise price of such options, our board of directors considered a number of factors, including an improving revenue forecast, particularly for memory buffer products and our continued strong set-top box revenues. Although our business prospect improved, the changes were deemed not material and as a result our board of directors considered the most recent independent valuation report of June 30, 2012 that reflected a fair value of our ordinary shares of $9.43 per share and the exercise price for these options remained at $9.43 per share.

The significant assumptions used in the June 30, 2012 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 15% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 55%. Similarly, the second most probable outcome applied was a change of control of the company, with a probability set at 30%.

December 13, 2012

On December 13, 2012, our board of directors granted share options with an exercise price of $9.43 per share. In estimating the fair value of our ordinary shares to set the exercise price of such options, our board of directors considered a number of factors, including initial revenue from our LRDIMM memory interface products and our continued strong set-top box solutions revenue growth. However, our board of directors noted the high degree of volatility in the U.S. public markets, citing in particular that the NASDAQ Global Market declined 6% since our prior quarterly board meeting. As a result, the board of directors estimated that the fair value of our ordinary shares continued to be $9.43 per share based on an independent valuation as of June 30, 2012 and the exercise price for the options approved at this meeting be at $9.43 per share.

The significant assumptions used in the June 30, 2012 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 15% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 55%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

In January 2013, our board of directors requested our independent third party valuation specialists to perform a full set of retrospective valuations of our ordinary shares at various dates since our inception. In February 2013, our valuation specialist delivered to our board of directors valuation reports which valued our ordinary shares as of December 31, 2010, September 30, 2011, June 30, 2012 and December 31, 2012. Our valuation specialist valued our ordinary shares at each of these dates at $2.35, $5.20, $9.43 and $15.90, respectively. The significant assumptions used in the December 31, 2012 independent valuation report which was delivered by our valuation specialist in February 2013 included an increase in forecasted revenue for our memory interface solutions as we began initial shipment of our LRDIMM solutions. The valuation also included a discounted weighted average cost of capital of 18%, which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 11% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with the probability of an initial public offering set at 60%. Similarly, the second most probable outcome applied was a change in control of the company, with the probability set at 30%. As a result, for the ordinary shares underlying the options, we have attributed a fair value for each grant date. This fair value input at each option grant date was determined by the linear relationship with reference to the fair values of the ordinary shares as of the closest key valuation dates. We believe the linear relationship between key dates to derive the fair value of ordinary shares input for share option pricing is reasonable during these periods. We determined that share-based compensation expense that we would record should be calculated with the revised estimated fair value of our ordinary shares at each grant date for all the share option grants.

February 25, 2013

On February 25, 2013, our compensation committee granted share options with an exercise price of $16.03 per share. In estimating the fair value of our ordinary shares to set the exercise price of such options, our compensation committee considered a number of factors, including increasing revenue from our LRDIMM memory interface products and our continued strong set-top box revenue growth. In addition, our board of directors was increasingly looking into the possibility of an initial public offering for the company. Our compensation committee estimated that the fair value of our ordinary shares was $6.41 per share based on an independent valuation as of December 31, 2012. As a result, the exercise price for the options approved at this meeting was at $16.03 per share.

The significant assumptions used in the December 31, 2012 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 11% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the then current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 60%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

April 23, 2013

On April 23, 2013, our compensation committee granted share options with an exercise price of $17.85 per share based on a preliminary report from our independent valuation specialist that determined the fair value of our ordinary shares as of March 31, 2013 to be $17.85. In estimating the fair value of our ordinary shares to set the exercise price of such options, our compensation committee considered a number of factors, including increasing revenue from our LRDIMM memory interface products and our continued strong set-top box revenue growth. In addition, our board of directors was increasingly looking into the possibility of an initial public offering for the company. We subsequently estimated that the fair value of our ordinary shares was $17.98 per share based on the final result of the independent valuation as of March 31, 2013.

On April 23, 2013, we also granted 317,120 restricted shares, under our 2006 Share Incentive Plan. The estimated fair value on the grant date of the restricted shares was $17.98 per ordinary share. We calculated the share-based compensation expense for these restricted shares by multiplying the estimated fair value of our ordinary shares on the date of grant by the number of restricted shares, less the forfeitures. The share-based compensation expense is recorded on a straight-line basis over the requisite service period of the restricted shares.

The significant assumptions used in the March 31, 2013 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 6% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the then current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 60%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

August 13, 2013

On August 13, 2013, our compensation committee granted share options with an exercise price of $17.85 per share based on the preliminary report from our independent valuation specialist that determined the fair value of our ordinary shares as of March 31, 2013 to be $17.85. In estimating the fair value of our ordinary shares to set the exercise price of such options, our compensation committee considered a number of factors, including increasing revenue from our LRDIMM memory interface products and our continued strong set-top box revenue growth. In addition, our board of directors was increasingly looking into the possibility of an initial public offering for the company. We subsequently estimated that the fair value of our ordinary shares was $17.98 per share based on the final result of the independent valuation as of March 31, 2013. The significant assumptions used in the March 31, 2013 independent valuation report included a discounted weighted average cost of capital of 18% which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 6% was applied to arrive at the estimated enterprise value. The lack of marketability discount took into consideration the then current status of our plans for a proposed initial public offering. The expected outcomes were heavily weighted based on the probability of a public offering, with a probability of an initial public offering set at 60%. Similarly, the second most probable outcome applied was a change in control of the company, with a probability set at 30%.

On August 13, 2013, we also granted 13,500 restricted shares under our 2006 Share Incentive Plan. The estimated fair value on the grant date of the restricted shares was $17.98 per ordinary share. We calculated the share-based compensation expense for these restricted shares by multiplying the estimated fair value of our ordinary shares on the date of grant by the number of restricted shares, less the forfeitures. The share-based compensation expense is recorded on a straight-line basis over the requisite service period of the restricted shares.

Share Options and Restricted Share Awards Granted Subsequent to our Initial Public Offering

For share options and restricted share awards granted subsequent to our initial public offering, our board of directors determined the fair value based on the closing price of our ordinary shares as reported on the Nasdaq Global Market on the date of grant.

As a result of our fair value calculations of the granted share options and restricted share awards and the allocation of value to the vesting periods using the straight-line vesting attribution method, we recognized employee share-based compensation in the statements of operations as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2013
	(in thousands)			(unaudited)
Cost of revenue	$31	$13	$19	$62
Research and development	358	356	497	1,124
Sales, general and administrative	389	262	473	1,276

Total share-based compensation	$778	$631	$989	$2,462

As of September 30, 2013, there was $17.8 million of unrecognized compensation costs, net of forfeitures related to share options and restricted share awards granted under our 2006 Share Incentive Plan. The unrecognized compensation cost for share options and restricted share awards is expected to be recognized over a weighted average period of 3.69 years and 3.97 years, respectively. In future periods, we expect our share-based compensation expense to increase as a result of our unrecognized share-based compensation to be recognized as these awards vest and as we issue additional share-based awards to attract and retain employees.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This update is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. The adoption of this update did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment.” The update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of this update did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this update did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. This update provides that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. This update is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013.

On April 22, 2013, the FASB issued Accounting Standards Update No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This guidance addresses when and how an entity should apply the liquidation basis of accounting. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940 (the 1940 Act). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

On July 18, 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Income Taxes—Topic 740). This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this update do not require new recurring disclosures. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We are currently evaluating the impact on our financial statements of adopting this update.

Under the Jumpstart Our Business Startups Act, or the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to take advantage of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

BUSINESS

Overview

We are a global fabless provider of analog and mixed-signal semiconductor solutions currently addressing the home entertainment and cloud computing markets. Our expertise in analog and radio frequency solutions, digital signal processors and high speed interfaces serves as the foundation for our technology platform. These technical capabilities enable us to design high performance, low power semiconductors. In the home entertainment market, our technology platform enables us to design highly integrated solutions with customized software and support for set-top boxes. Our solutions are designed to optimize signal processing performance under the challenging operating conditions typically found in emerging market environments, where often broadcast signals coming into the set-top box may be weak, distorted or off-specification. Our solutions contain a number of different technologies that allow for enhanced signal processing that improves overall video quality under the typically limited existing broadband network infrastructure in emerging markets. In the cloud computing market, we offer high performance, low power memory interface solutions that enable memory- intensive server applications. Our technology platform approach allows us to provide integrated solutions that meet the expanding needs of our customers through our continuous innovation, cost- and power-efficient design and rapid product development. Since our inception in 2004 through December 31, 2013, we have sold over 300 million integrated circuits which have been shipped to over 160 end customers worldwide.

While analog and mixed-signal technology is applicable to a broad array of end markets, we have been highly selective in identifying our initial target end markets. We focus on markets which we believe have compelling long-term growth prospects and are also characterized by complex product design, long life cycles and stringent qualification requirements. We believe that these market characteristics coupled with our significant investment in our technology platform have created high barriers to entry for our set-top box solutions in emerging markets. Initially, we developed commercial solutions for the home entertainment market to address the rapidly growing demand for television in China, Southeast Asia and other emerging markets. According to iSuppli, in 2012, 154 million set-top boxes were sold by Chinese manufacturers, primarily targeting emerging markets. According to iSuppli, the total number of set-top boxes sold by Chinese manufacturers is expected to grow to over 243 million. This would represent a compound annual growth rate of 12% from 2012 to 2016. A key to our success in addressing the characteristics of the home entertainment market in emerging markets is our ability to provide integrated solutions with customized software and support, which we develop through close collaboration with our end customers. Our collaborative approach allows us to develop extensive localized knowledge of a large, fragmented market with diverse technical and service requirements, deepening our customer relationships and yielding design wins across multiple product generations. Our end customers in the home entertainment market include nine of the ten largest set-top box manufacturers in China as measured by units sold in 2012.

More recently, we released our memory interface solutions to pursue opportunities arising from the rapid growth in the cloud computing market. Our close collaboration with key industry participants, including CPU manufacturers, memory module manufacturers and server OEMs, has enabled us to successfully develop high performance, low power memory interface solutions for cloud computing environments. We sell our memory interface solutions to memory module manufacturers, which incorporate our memory interfaces into dual in-line memory modules, or DIMMs, which are devices used to add memory capacity to a CPU. The most advanced cloud computing data servers operating today currently use DDR3 memory technology and load-reduced DIMMs, or LRDIMMs, which require memory interfaces that buffer data signals in addition to command and address signals. Memory interface vendors like us are unable to sell their solutions to memory module manufacturers without those solutions first being validated by manufacturers of CPUs. We are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers. Sales of LRDIMM memory buffers for DDR3 accounted for 27.9% and 32.3% of our revenue from memory interface solutions, and 1.7% and 3.0% of our total revenue, in 2012 and the nine months ended September 30, 2013, respectively. We expect revenue from our

LRDIMM memory buffers to increase as a percentage of our total revenue beginning in 2013, driven largely by growth in cloud computing. Achieving and maintaining Intel validation for our LRDIMM memory buffers is extremely important to our market position and the prospects of our memory interface solutions business, as the server OEMs who adopt Intel’s server platforms will only purchase components of their servers from Intel validated vendors. Our customers in the cloud computing market include the world’s four largest DRAM manufacturers and the world’s largest third-party DRAM module supplier as measured by 2012 revenues.

We offer ten solutions for use in the home entertainment market and two memory interface solutions for use in the cloud computing market. In 2012 and the nine months ended September 30, 2013, 94% and 91%, respectively, of our revenue was generated from sales of set-top box solutions targeting the home entertainment market in emerging markets, while the remaining 6% and 9%, respectively, of our revenue was generated from sales of memory interface solutions targeting the cloud computing market. Our solutions are built upon our foundation of 44 issued patents and an additional 48 pending patent applications. As of December 31, 2013, we had 300 engineers in our research and development organization, of which 151 hold post-graduate engineering degrees. We sell our solutions principally through distributors to over 160 end customers worldwide. Our revenue has grown from $29.1 million in 2010 to $78.2 million in 2012, representing a compound annual growth rate of 64%, and from $54.5 million in the nine months ended September 30, 2012 to $75.4 million in the nine months ended September 30, 2013, representing a compound annual growth rate of 38%. We had a net loss of $8.5 million in 2010 and net income of $5.0 million in 2011, $18.3 million in 2012 and $16.8 million in the nine months ended September 30, 2013.

Our Target Markets

Our solutions primarily serve large target markets: (i) home entertainment, in particular set-top boxes for emerging markets; and (ii) the cloud computing market, in particular memory interface solutions for data center servers.

Home Entertainment Market

In emerging markets, such as China, India, the Middle East, Latin America, Africa and Southeast Asia, television content is broadcast and accessed through satellite transmissions, cable network connections or terrestrial over-the-air transmissions. Viewers often access content from these three signal transmission systems using set-top boxes that are connected to televisions within the home. According to iSuppli, in 2012, 154 million set-top boxes were sold by Chinese manufacturers. We believe that set-top boxes sold by Chinese manufacturers primarily target China and other emerging markets. Of the 154 million units sold, 66% were exported outside of China. The number of set-top boxes sold by Chinese manufactures is expected to grow to over 243 million units in 2016 according to iSuppli, with 58% of these units expected to be exported. This would represent a compound annual growth rate of 12% from 2012 to 2016.

A number of factors determine whether a viewer accesses television broadcasts through a satellite, cable or terrestrial connection including location, existence of wired cable infrastructure and desire for premium content. Within emerging markets, satellite television circumvents expensive capital deployment of wired infrastructure, which makes satellite broadcast a particularly attractive signal transmission solution in rural areas. As a result, the satellite set-top box market is the largest market in terms of total number of units sold by Chinese manufacturers, with over 83 million units sold, representing 54% of the total number of units sold by Chinese manufacturers in 2012, according to iSuppli. In addition, the market for high-definition satellite set-top boxes produced by Chinese manufacturers is expected to grow from 17.3 million units in 2012 to 36.2 million units in 2016, according to iSuppli. This would represent a compound annual growth rate of 20% from 2012 to 2016. Cable television is often accessed in these markets through local or regional providers who utilize multiple standards that differ by region, resulting in a highly fragmented market. Given the proliferation of cable operators, iSuppli estimates that the market for cable set-top boxes produced by Chinese manufacturers is expected to grow 87% from 2012 to 2016, which is faster than the terrestrial and satellite set-top box markets.

The market for high-definition cable set-top boxes produced by Chinese manufacturers is expected to grow from 7.0 million units in 2012 to 24.3 million units in 2016 according to iSuppli. This would represent a compound annual growth rate of 37% from 2012 to 2016. Terrestrial broadcast is also a highly fragmented market with viewers having free access to limited, non-premium content. Across the satellite, cable and terrestrial set-top box markets, individual operators typically have their own specialized system requirements that require customized set-top box solutions.

Overall, television content access rates in emerging markets are lower than those in developed markets. However, a number of powerful trends are driving the rapid growth in television viewership. Increasing disposable household income enables viewers who previously could not afford television access to purchase set- top boxes and access standard programming and premium content. In some emerging markets, such as China, the broadcasting signal of television content is transitioning from analog to digital due to government sponsored programs requiring the replacement or addition of television access equipment. For example, China has a goal of shutting down analog TV signals by 2015 and transitioning to digital TV in most regions. Similar to the U.S. market, analog broadcast in emerging markets is expected to transition completely to digital broadcast to enable more channels and provide high-definition service, driving demand for digital signal receivers. As content quality improves and continues to shift from standard definition to high definition video, viewers in emerging markets are expected to increasingly purchase set-top boxes that can receive and display high definition video content. High-definition set-top boxes represented only 28% of the total set-top box shipment in 2012, and iSuppli estimates the number of high definition set-top boxes sold to grow by 106% from 2012 to 2016. These trends, which are already prevalent in more advanced television markets, are currently taking hold in emerging markets and are driving an increasing demand for set-top box solutions.

A number of key components within a set-top box drive performance, including the tuner, demodulator and decoder. In order to optimize for superior and robust system performance and deliver cost-efficient solutions to set-top box manufacturers, semiconductor providers are integrating these functions into a single silicon package. The integration process requires significant analog and mixed-signal engineering expertise and deep system level knowledge to ensure maximum functionality while at the same time delivering value to the manufacturer. Given the unique system requirements that individual network operators demand, a high level of collaboration is required between set-top box manufacturers and semiconductor providers. These integrated solutions also require customized embedded software and field application support to ensure proper functionality and system level performance.

The key factor for home entertainment in emerging markets is delivering low cost entertainment to viewers. Set-top box solutions typically found in advanced television markets provide features that are not required by viewers in emerging markets and therefore are priced too high for emerging markets. Cost-effective yet high- performance solutions that can address the demanding operating conditions typically found in emerging market environments are required. According to iSuppli, the market for semiconductors addressing set-top boxes manufactured in China totaled $995 million in 2012, 74% of which was SoC solutions, and is expected to grow to $1,316 million in 2016, of which 77% is expected to be SoC solutions with sales of integrated semiconductor solutions outpacing the growth of the overall market from 2012 to 2016. This would represent a compound annual growth rate of 7% from 2012 to 2016.

Cloud Computing Market

Global data center IP traffic will increase from 1.8 zettabytes in 2011 to 6.6 zettabytes in 2016, according to Cisco. This would represent a compound annual growth rate of 30% from 2011 to 2016. The proliferation of mobile devices, cloud-based software applications and streaming video pose significant challenges for network data centers. In addition, the rate at which data is consumed is growing much faster than the rate of mobile device growth. The number of mobile devices will increase by three times from 2010 to 2015, and the amount of data being consumed will increase six times during that same period, according to International Data Corporation, or IDC. The limited memory and processing speed of mobile devices has led to a majority of content viewed on mobile devices being accessed using cloud computing technology.

Source: Cisco Global Cloud Index

To meet the rising demands being placed on networks, data center operators have had to increase the number of servers within their facilities. It has been estimated that for every 120 tablets sold, an additional server must be added to handle the traffic generated. To address the expanding demands on servers, next generation server platforms utilize a higher number of CPUs while at the same time the computing performance of the CPUs themselves is also increasing. Higher computing performance for CPUs has generally been accomplished by increasing the number of cores within the CPU. The maximum number of cores per CPU has increased from one core in 2004 to 16 cores for the latest CPU platform developed by Intel Corporation. We believe that as cloud-based applications increase, additional cores will be added to CPUs to address the need for greater computing performance.

In cloud computing environments where a significant number of memory-intensive applications are simultaneously run on a server, the processing performance of CPUs is limited by the amount of memory available to each CPU. Additional memory capacity is required to ensure servers perform at optimal levels, which is critical for on- demand applications like cloud computing and virtualization. Memory capacity is added to a server through the use of dual in-line memory modules, or DIMMs, which house dynamic random access memory, or DRAM. Memory performance is enhanced through the use of interface devices called memory buffers that efficiently facilitate the rapid flow of data between the CPUs and memory. As the number of cores in the CPU increases, the number of DIMMs required to achieve higher performance also increases. According to

IDC, the amount of DRAM per entry level server will increase from 45 gigabits per server in 2013 to 90 gigabits per server in 2017. The need for greater amounts of DRAM to support high performance computing is expected to drive the development of higher capacity DIMMs, where a greater amount of gigabit storage is placed on a single DIMM. According to Gartner, the memory content within the overall server market is expected to grow to $3,129 million in 2016. This would represent a compound annual growth rate of 22% from 2012 to 2016.

The rise of computing power in a server also drives a significant increase in the energy costs required to operate the server. Therefore, data center operators are increasingly focused on the power efficiency of each component within a server system and ascribe significant value to low power solutions that can drive energy savings without compromising performance.

CPU manufacturers create technology platforms that server OEMs use as the basis for their server design. A CPU manufacturer sets the specifications for many of the key components to be used in each generation of its server platforms. In the case of memory interface solutions for DIMMs, CPU manufacturers impose strict guidelines and generally qualify only a few vendors to provide memory interface solutions for their server platforms. With each new server platform released by CPU manufacturers, providers of memory interface solutions must be validated for use on the new platform. Validation only occurs after expending a considerable amount of development resources and successfully completing a rigorous validation process. Because a small number of CPU manufacturers account for a significant amount of the CPUs used in cloud computing environments, this validation has a significant impact on memory interface vendors attempting to address this market. Once validation is received, memory interface vendors must then attempt to sell their solution to memory module manufacturers by competing against the limited number of companies who have also obtained validation by the leading CPU manufacturers.

The technical requirements for memory interfaces have also increased as historically memory performance was enhanced by the use of register buffers which only buffered the command and address signals between the CPUs and DIMMs. However, increasing CPU performance and memory capacity now requires data signals to be buffered in addition to command and address signals. DIMMs that include memory interface semiconductors that buffer the address, command and data signals are called load-reduced dual in-line memory modules, or LRDIMMs, which support higher data processing capacity on a single load and reduce electrical loading of the DRAM chips onto the memory bus. These memory buffers create higher degrees of complexity and greater requirements for performance, signal integrity and low power, and they command significantly higher average selling prices than register buffers used in RDIMMs. Based on our knowledge gained through qualification processes with CPU and memory module manufacturers, we believe higher capacity DIMMs with memory densities equal to or above 32 gigabits will require the use of LRDIMM technology to ensure the highest server performance. Furthermore, new server platforms will need to expand the capacity for the number of DIMMs to address the increasing amount of data being transmitted over public and private networks. The number of machines using LRDIMM is expected to grow from 2.3 million in 2014 to 3.1 million in 2016, while the average number of LRDIMMs used on a single machine is expected to grow from 4.8 in 2014 to 18.3 in 2016, according to Jon Peddie Research. The increase in number of machines using LRDIMMs and average number of LRDIMMs per machine is expected to drive rapid growth in the estimated potential available market of LRDIMM chipsets, which Jon Peddie Research estimates will increase from up to $312 million in 2014 to as much as $1,958 million in 2016, according to Jon Peddie Research. This would represent a compound annual growth rate of 151% from 2014 to 2016. However, industry forecasts and actual industry results are necessarily subject to a high degree of uncertainty and risk, vary among industry participants, and may be lower than suggested by these forecasts, particularly in a relatively new and evolving market such as the LRDIMM market. In terms of unit volume, Jon Peddie Research estimates the potential available market for LRDIMM chipsets will increase from up to 18.4 million units in 2014 to as much as 93.2 million units in 2016. This would represent a compound annual growth rate of 125% from 2014 to 2016.

Key Requirements for Our Target Markets

Within the home entertainment market, set-top box manufacturers in emerging markets have the following critical needs which must be addressed when identifying semiconductor solutions for their products:

•

Integration – The ability to combine the functionality of multiple semiconductors onto a single integrated circuit to increase signal integrity and performance, while shrinking component size and lowering overall costs.

•

High level of field support – Given the fragmented market of network operators and the disparate nature of system requirements, set-top box manufactures require high levels of field support to ensure high performance across multiple networks.

•

Exceptional performance and signal processing in challenging environments – Often in emerging markets, limitations in existing broadcast network infrastructure pose challenges, requiring the signal processing and performance capabilities for semiconductor solutions to be more robust than in developed markets.

•	Embedded software and comprehensive system-level solutions – Customized embedded software can significantly improve performance and provide the set-top box manufacturer with a complete solution.

•	Cost effective – In emerging markets, set-top boxes must be reasonably priced to ensure significant viewer acceptance, requiring solutions incorporated into set-top boxes to be cost effective.

•	Ease of manufacture – By providing comprehensive semiconductor solutions, set-top box manufacturers can simplify their manufacturing processes.

Within the cloud computing market, server OEMs have the following critical needs which must be addressed when identifying memory interface solutions for their products:

•	High performance and low power – Solutions must optimize processing speed and accuracy while minimizing energy requirements.

•	Signal integrity – The ability to process high frequency signals ensuring an efficient link between the CPU and memory which ultimately drives superior performance.

•	Built-in self-test – The ability for memory interface solutions to give customers the capability to efficiently validate their products.

To successfully compete in the home entertainment and cloud computing markets, semiconductor providers must possess strong design capabilities in both analog and mixed-signal technologies as well as system level design expertise. In addition design solutions must effectively meet the foregoing requirements and offer an attractive value proposition for both set-top box manufacturers and server OEMs alike.

Our Competitive Strengths

We believe our key competitive strengths include the following:

High performance low power analog and mixed-signal technology platform. Our technology platform is built upon our foundation of high performance, low power expertise and is comprised of a versatile and comprehensive set of hardware and software building blocks that serve both our home entertainment and cloud computing markets. For example in the cloud computing market, we are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers. We believe our memory interface solutions consume significantly less power than the only other Intel Corporation- validated DDR3 LRDIMM offering based on our communications with our memory module manufacturer customers. We also believe our unique and proprietary low power designs allow us to compete effectively against competitors who may utilize smaller semiconductor process geometries that result in higher engineering and manufacturing costs and longer production cycles. Our low power designs are especially critical for certain applications such as data centers where the cost of energy often exceeds the cost of the server over the lifetime of the server.

Deep technology expertise. Our research and development team of 300 professionals, of which 151 have advanced degrees, has extensive digital signal processing, radio frequency and analog and mixed-signal design experience and includes engineers who have participated in the development of key industry standards such as JEDEC and MPEG. Our world-class management team, which oversees our entire team of engineers, has strong technical backgrounds and prior experience at leading US-based semiconductor companies. We have internally developed our technology platform and our intellectual property portfolio consists of 92 issued and pending patents as of December 31, 2013. Our core system-level expertise and understanding of system requirements enables us to optimize our product roadmap and identify attractive opportunities. We supplement our research and development engineers with 55 application and field application engineers, who collaborate with our customers to provide comprehensive solutions, including embedded software, that reinforce barriers to entry. Our application expertise allows us to partner with industry leading OEMs to develop solutions for a broad range of home entertainment and cloud computing technologies.

High levels of integration. We believe our integrated solutions result in superior performance and lower material costs for our customers, enhancing our attractive value proposition. Our integrated solutions have significant advantages over competing discrete products such as improving signal integrity, reducing size and ultimately driving superior system performance. Our technology optimizes signal paths from entry to exit, resulting in highly efficient and robust performance. We believe our integrated, comprehensive and customized solutions help optimize performance and simplify manufacturing for our customers by reducing the number of discrete components within their systems and may lower overall system costs. For example, we believe we are currently the only Asia-based semiconductor provider to make an integrated tuner, demodulator and decoder into a single chip in the satellite set-top box solutions market in which we compete. We believe that the enhanced performance and cost-effectiveness created by the high level of integration in our solutions allows us to deliver additional value to our end customers, which increases customer loyalty and positions us to benefit from demand for future product upgrades from end customers. We believe this product cycle helps position us to sustain our profitability, which enables us to continue our investment in research and development activities in an effort to maintain our competitive advantage.

Close collaboration and relationships with customers and industry participants. We primarily collaborate with our customers and industry participants through high levels of support from our field application engineers. Our extensive customer interaction, combined with our deep understanding of our customers’ needs, fosters customer loyalty and increases visibility of evolving customer requirements and market opportunities within our business. Our close proximity to our customers, which are primarily located in Asia, also provides us with a better understanding of local system requirements and allows us to achieve faster time to market with our solutions. We believe this close collaboration on a local level and deep knowledge of local market requirements is particularly important due to the fragmentation and diverse technical and service requirements in the home entertainment market in emerging markets, which not only create barriers to entry for competitors without significant resources located in Asia, but also help to enhance customer loyalty. Our close collaboration with key industry participants, including server OEMs such as Dell Inc., Hewlett-Packard Company and International Business Machines Corporation, has enabled us to successfully develop high performance memory interface solutions for cloud computing environments, proven by the fact that we are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology.

Broad customer base and attractive market opportunities in home entertainment. We sell our solutions principally through distributors to over 150 set-top box customers worldwide. Our versatile home entertainment solutions allow us to address the satellite, cable and terrestrial television in emerging markets. Our end customers include nine of the ten largest set-top box manufacturers in China as measured by units sold in 2012, who manufacture products optimized for end users in emerging markets. We believe the increase in TV viewership penetration, individual disposable income in emerging markets and demand for greater home entertainment options will continue to expand our addressable market. We believe our solutions with customized software and support are critical to our set-top box end customers and create a high degree of customer loyalty. We were a leading provider of semiconductors used in set-top boxes manufactured in China in terms of units sold in 2012, and we had the highest growth rate from 2009 to 2012 among digital set-top box solution providers with 10% or greater market share in China in 2012, according to iSuppli.

Well positioned to capitalize on opportunities in cloud computing. We believe we offer the highest performance and lowest power memory interface solutions for memory-intensive cloud computing applications. We are currently one of two LRDIMM memory buffer suppliers validated by Intel Corporation for DDR3 technology, the most prevalent industry standard for memory integrated circuits used in servers. We closely follow current and next generation server and DRAM technology roadmaps to ensure our memory interface solutions promptly meet their qualification windows. We believe we are the only integrated circuit supplier to produce Intel- validated solutions for every generation of memory buffers beginning with DDR2 advanced memory buffers. We have sold our memory interface solutions to Samsung Electronics, SK Hynix Semiconductor, Inc., Elpida Memory, Inc. and Micron Technology, Inc., the world’s four largest memory module manufacturers as measured by revenue generated in 2012, and to Kingston Technology, the world’s largest third-party DRAM module supplier as measured by revenue generated in 2012.

Our Growth Strategies

Our goal is to be the market leader in analog and mixed-signal semiconductor solutions for our target markets. Key elements of our growth strategies include:

Invest to maintain technology leadership position across product lines. We intend to continue our focus on retaining and attracting high quality engineering staff and investing in our intellectual property portfolio to further extend our leading high performance, low power technologies in our markets. We believe our new product development initiatives will improve our overall average selling price and introduce increasingly diverse revenue streams. In our home entertainment market, the average selling price of our set-top box solutions has increased as we have integrated more functionality in our solutions. Additionally, we believe our average selling price will increase further as high definition grows in popularity in emerging markets and more complex functionality is added to our solutions. Similarly, in the cloud computing market, the average selling price for our memory interface solutions for LRDIMMs is significantly higher than our historical average selling prices for memory interface solutions for DIMMs. To supplement our existing engineering resources, we intend to opportunistically acquire engineering talent by adding new or complementary technologies, such as our recruitment of the research and development team from Hangzhou Motorola Technologies Limited in June 2011.

Strengthen our relationships with customers and industry participants. We believe our close relationships with our customers and industry participants provide us with strong visibility into their design cycles, allowing us to optimize our engineering resources. We intend to continue to build upon and strengthen our collaborative relationships to increase our customers’ dependence on us and drive greater demand for our solutions. We intend to continue educating set-top box manufacturers, memory module manufacturers and server OEMs on the benefits of our high performance low power solutions to achieve future design wins. We also intend to continue participating in the development of key industry standards to better align our future roadmap.

Expand product offering and market share in emerging home entertainment markets. We will continue to leverage our engineering expertise to increase our market share in the globally fragmented home entertainment market. For example, we intend to continue to increase our presence in emerging markets where advances in television-related standards and infrastructure are driving increased demand for our solutions. We intend to continue to introduce solutions with higher levels of product functionality and integration, similar to our complete solution that combines a tuner, demodulator and decoder, as we seek to significantly increase our total average selling price per set-top box. To date, substantially all of our revenue is derived from solutions servicing the standard definition market. However, as broadcasting technologies and requirements continue to evolve, we believe our business will experience growth within the digital TV market from solutions including demodulators for second generation digital video broadcasting standards for satellite, terrestrial and cable, such as DVB-S2, DVB-T2, DVB-C2, as well as TV tuners. Furthermore, we believe the China Terrestrial Television Broadcast standard, which will be required compliance for all TVs sold in China beginning in 2015, will help drive growth for our solutions. Within the set-top box market, we believe significant opportunities exist to sell more complete solutions compliant with the DVB-T2 standard.

Continue to position ourselves for growth in the cloud computing market. We believe the growth in cloud computing and the resulting strain on existing server infrastructure will continue to drive the need for enhanced memory interface solutions. We intend to provide validated solutions for future generations of memory buffers including DDR4. We believe our memory interface solutions will be able to efficiently address the increase in channels, memory capacity and higher throughput speeds required by DDR4. We intend to further penetrate our existing customer base and collaborate with new memory module partners to increase our revenue. We also intend to further develop our relationship with leading CPU manufacturers and remain aligned with their current and next generation server and DRAM technology roadmaps.

Our Technology Platform

Our technology platform leverages our high performance and low power design expertise, proprietary hardware building blocks and customized software to design analog and mixed-signal solutions for the set-top box solutions for emerging markets and memory interface solutions for the cloud computing markets. Additionally, we provide a high level of field application support to ensure high performance of our solutions. In the home entertainment market, our technology platform enables us to design highly integrated solutions for set-top boxes used in the emerging markets. In the cloud computing market, our technology platform has enabled us to produce memory interface solutions that improve server performance while minimizing energy costs.

The foundation of our technology platform is our analog and mixed-signal design capabilities, which are used to optimize our solutions for high performance and low power. This expertise is combined with a number of internally developed building blocks that are used in the development of our high performance, low power semiconductor solutions. The use of internally developed building blocks provides us with an advantage over competitors who are required to license third party solutions, which increases their costs. Furthermore, the use of internally developed building blocks allows us to maximize the integration of multiple functionalities into our solutions and rapidly and cost-efficiently develop new semiconductor solutions by utilizing our building block technologies across a range of offerings and multiple product generations. For example, if a particular solution design requires a function that may be costly to develop, we can draw from our set of technology building blocks to cost-effectively address this required functionality. We believe this design flexibility provided by our technology platform is a significant competitive advantage in the set-top box market as it allows us to more effectively satisfy diverse local market requirements. Our proprietary building blocks include analog and radio frequency front end solutions, digital signal processors, SoC technologies, high-speed interfaces and memory buffers. Additionally we develop customized software to increase the functionality of our solutions within our customers’ products. Finally, to ensure optimal performance and build customer loyalty, we provide extensive field application support to our customers.

Our Solutions

We design, develop and market a range of analog and mixed-signal semiconductor solutions for set-top boxes targeting emerging markets as well as memory interface solutions for the cloud computing markets. Our solutions comprise one or more analog and mixed-signal semiconductors combined with field application and other support services. In 2012, sales of our set-top box and memory interface solutions accounted for 94% and 6%, respectively, of our total revenue. We expect sales of memory interface solutions to grow as a percentage of our total revenue in 2013 and beyond.

Set-Top Box Solutions

We market a range of high performance and multi-standard compliant HDTV and SDTV semiconductor solutions for set-top boxes, including tuners, demodulators and decoders as well as integrated solutions with customized software and support. We provide an integrated solution by combining our RF and analog hardware design and customized software. Our integrated solutions can combine tuner, demodulator and decoding technology in a single semiconductor solution. We support our solutions with our extensive team of field application engineers who are geographically close to our customers and work extensively to deepen our customer relationships. We believe our set-top box solutions deliver high performance because we offer strong signal processing capabilities to address the challenges that are commonly found in emerging markets, where the limited and oftentimes substandard broadcast network infrastructure requires more robust signal processing and performance capabilities than in developed markets. We offer set-top box solutions for satellite, cable and terrestrial broadcasts, with a particular strength in satellite and cable set-top boxes aimed at emerging markets. While solutions for the satellite set-top box market have contributed, and we expect will continue to contribute, a majority of our set-top box solutions revenue, we expect solutions for the cable set-top box market to contribute to our revenue growth over the next several years.

Our tuner and demodulator solutions are compatible with both SDTV and HDTV signals. Currently, we primarily market our decoder solutions for SDTV. We also launched an HDTV decoder solution in early 2013. In 2010, we launched what we believe was the first integrated DVB-S tuner/demodulator/decoder solution in the home entertainment market in which we compete. To date, substantially all of our set-top box solution revenue has been generated from the SDTV market. We expect to launch at least three new set-top box solutions by the end of 2014, including an integrated satellite HDTV set-top box solution, an integrated cable HDTV set-top box solution and an SDTV set-top box solution supporting DVB-T2 broadcast standards.

We currently offer 11 set-top box solutions, supporting the following broadcast standards:

Memory Interface Solutions

By combining our expertise in high performance, low power mixed-signal semiconductor design technologies, we have designed and developed advanced memory interface solutions that provide ultra-low power consumption and high performance, including high speed processing as well as signal integrity, for use in data center servers. We design our memory interface solutions in close collaboration with our memory module manufacturer end customers as well as server OEMs and CPU manufacturers to meet required design specifications. We believe our memory interface solutions are high performance, because they can achieve better signal integrity than our competitors in our market, which allow our solutions to efficiently operate at higher speeds thereby increasing memory capacity and improving server performance. Additionally, our built-in self- test capabilities help memory module manufacturers and server OEMs to rapidly validate memory performance.

Our current memory interface solutions include register buffers for DDR3 RDIMMs and memory buffers for DDR3 LRDIMMs. All our memory interface solutions for DDR3 are JEDEC standard-compliant, and have passed component- and system-level validation by Intel Corporation and other industry-leading companies. Based on our internal testing, we believe our current generation of LRDIMM solutions consume up to 30% less power than our primary competitor. We are working closely with JEDEC and other key industry participants, including leading CPU and memory module manufacturers, to develop the first generation of DDR4-compliant memory interface solutions, including a registering clock driver and a data buffer. In July 2013, we introduced our DDR4 registering clock driver and data buffer for DDR4 RDIMMs and LRDIMMs, which we believe is the industry’s first JEDEC 0.92 specification-compliant DDR4 registering clock driver and data buffer.

Our memory interface solutions that are currently in volume production include:

Standards/Applications	Speed	Intel/OEM Validation
Register Buffer	1600 Mbps and 2133 Mbps	✓
Memory Buffer -Generation 2	1600 Mbps and 1866 Mbps	✓

Our memory interface solutions that are sampling include:

Standards/Applications	Speed	Intel/OEM Validation
Register	2400 Mbps	In process
Data Buffer	2400 Mbps	In process

Sales and Distribution

In line with general market practice, we typically sell our set-top box solutions to our end customers through distributors. Once our end customers assemble various components into set-top boxes, the set-top boxes are then sold to set-top box retailers or cable network operators. Our set-top box solutions have been incorporated in set- top boxes sold globally to retail outlets and cable network operators in China, Southeast Asia, India, the Middle East, Africa and other emerging market geographies. The diagram below shows how our set-top box solutions are sold to our customers and reach network operators and retailers:

While our set-top box solutions are typically sold through distributors, we collaborate with our customers and industry participants through high levels of support from our field application engineers.

Sales through our distributors accounted for 82% of our total revenue in 2012. Sales through our three largest distributors, LQW Technology Company Limited, Qinuo International Co., Ltd. and China Electronic Appliance Shenzhen Co., Ltd., accounted for 50%, 18% and 9%, respectively, of our total revenue in 2012. We typically enter into distribution agreements with our distributors, with each distributor covering a defined customer base and/or geographic area. In addition, our distribution agreements are typically negotiated and entered into on an annual basis and prohibit the distributor from selling products or solutions competing with ours. Our distributors primarily handle the logistics and payment in connection with our sales for us, but we maintain direct relationships, both pre- and post-sale with the end customers.

We typically sell our memory interface solutions directly to memory module manufacturers.

End Customers

We sell our set-top box solutions, directly and through distributors, to end customers who are manufacturers of set-top boxes or televisions in China and internationally and to cable network operators in China. Our set-top box solutions have been shipped to more than 150 end customers, including nine of the ten largest set-top box manufacturers in China as measured by units sold in 2012. In 2012, only one of our set-top box end customers, Shenzhen Changhong Digital Technology Limited, accounted for more than 10% of our total revenue for the year, and our five largest end customers accounted for in aggregate 41% of our total revenue for the year.

We sell our memory interface solutions to leading memory module manufacturers globally. We have sold our memory interface solutions to Samsung Electronics, SK Hynix Semiconductor, Inc., Elpida Memory Inc., and Micron Technology, Inc., the world’s four largest memory module manufacturers as measured by revenue generated in 2012, and to Kingston Technology, the world’s largest third-party DRAM module supplier as measured by revenue generated in 2012.

Sales to end customers in Asian countries accounted for 96%, 97% and 94% of our total revenue in 2010, 2011 and 2012, respectively. Although our end customers are primarily manufacturers located in Asia, our integrated circuits are incorporated into finished products sold globally.

Marketing and Customer Support

We work directly with our end customers to provide them with application-specific product information for their system design, engineering and procurement groups. Our technical marketing, sales and field application engineers actively engage potential customers during their design processes to introduce them to our product capabilities and target applications. We design solutions in an effort to meet the increasingly complex and specific design requirements of our end customers.

We work with our set-top box end customers to design integrated solutions, including both hardware and software applications, to maximize the performance and efficiency of their set-top boxes. When we provide integrated, customized solutions, we typically undertake a multi-month sales and development process with the end customer’s system designers and management. Volume production can begin from several months to up to one year after an end customer confirms its decision to use our solutions, depending on the complexity of the end customer’s product and other factors. Once one of our solutions is incorporated into an end customer’s design, it is likely to be used for the life cycle of the customer’s product. We believe this to be the case because a redesign would generally be time-consuming and expensive. We support our solutions with our extensive team of field application engineers who are geographically close to our end customers and work extensively to deepen our relationships with them. Moreover, our extensive customer interaction, combined with our deep understanding of our end customers’ needs, fosters customer loyalty and increases visibility within our business.

In the cloud computing market, our sales and marketing team maintains relationships with technology leaders, which enables us to anticipate and solve next generation challenges facing our customers. We also participate actively in setting industry standards with organizations such as JEDEC to have representation in the definition of future market trends, thereby helping us to maintain our leadership position in the memory interface market.

Research and Development

We believe that our future success depends on our ability to introduce enhancements to our existing products and to develop new products as well as continue to develop and enhance our technology platform to meet the rapidly changing needs and requirements of our end customers. For our set-top box solution offerings, we are currently focused on enhancing our existing integrated solutions to serve HDTV applications. For our memory interface solution offerings, we are currently focused on DDR4 memory interface solutions. We have devoted substantial resources to our research and development activities, and have assembled a team of highly qualified semiconductor and embedded software design engineers who have strong design expertise in high performance and low power analog and mixed-signal semiconductors and related hardware and software application design.

Our engineering design teams are located in the United States, in Shanghai, Suzhou and Hangzhou in China and in Taipei and Hsinchu in Taiwan. As of December 31, 2013, we had 300 employees in our research and development department, representing approximately 64% of our total employees. More than half of our engineers hold advanced degrees. These engineers and designers are involved in advancing our core technologies, as well as applying these core technologies to our product development activities across a number of areas including consumer electronics, multi-media, telecommunications transport systems, enterprise networking equipment, data centers and enterprise servers, storage platforms and test and measurement systems. In 2010, 2011, 2012 and the nine months ended September 30, 2013, our research and development expenses were $11.1 million, $13.7 million, $17.6 million and $19.1 million, respectively.

All of our currently offered solutions and substantially all of the building blocks comprising our technology platform have been designed in-house with core technology based on our internally developed intellectual property. While we use commercially available simulation tools to predict overall system performance based on the functionality, architecture and design of our semiconductors, we do not license any material intellectual property from third parties. After our semiconductors are manufactured, we perform system measurements and refine our design to improve the semiconductors’ performance and predictive ability. As a result, our design methodology has improved over time and we have been able to very accurately predict overall system performance prior to fabricating a part.

Our research and development team works closely with our sales and marketing and manufacturing teams to develop new and commercially attractive products. We have completed our development and have begun customer qualification for a high-definition decoder. We commenced volume production of this set-top box solution in 2013. We are also currently in the advanced stages of development of our DDR4 register and memory buffers. We are working with key industry participants, including JEDEC, to develop these DDR4 memory interface solutions, and we currently expect to begin volume production of this product by the end of 2014.

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test manufacturing contractors to manufacture, assemble and test our semiconductor products. For quality control purposes, we also inspect and test the final products manufactured by the third party suppliers in our laboratories by way of sampling before the products are delivered to our distributors or customers. This outsourced manufacturing approach allows us to focus our resources on the design, development and marketing of our solutions and reduces overhead and our exposure to cyclicality risks. In addition, we believe outsourcing manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

We subject our third-party manufacturing contractors to qualification requirements in order to meet the high quality and reliability standards required of our products. We carefully qualify each of our partners and processes before applying the technology to our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

Wafer Fabrication. We currently maintain active relationships with a number of world-class semiconductor foundries. We choose the semiconductor process and foundry that we believe provides the best combination of performance and cost-effectiveness attributes for any particular product. For each of our products, we typically utilize a single foundry for semiconductor wafer production. Nonetheless, to ensure adequate wafer supply, we also take into account technologies of other foundries during our design process to ensure that the production of our products can be transferred to other backup foundries if needed. Our principal foundries are Semiconductor Manufacturing International Corporation in China, Fujitsu Semiconductor Limited in Japan and United Microelectronics Corporation in Taiwan.

Packaging, Assembly and Testing. Upon the completion of processing at the foundry, the finished wafers are shipped to our third-party assemblers for packaging, assembly and testing. Currently, our principal packaging, assembly and testing contractors are STATS ChipPAC Ltd. in Singapore and Korea and Siliconware Precision Industries Co., Ltd. in Taiwan and Suzhou, China. The products are then shipped to us, where we also perform testing in our Shanghai, Suzhou and Hangzhou facilities by way of sampling before delivery to our end customers.

We are committed to maintaining the highest level of quality in our products. Our objective is that our products meet all of our customer requirements, are delivered on-time and function reliably throughout their useful lives. As of the date of this prospectus, we have lowered our defective parts per million, or DPPM, to below 100. In addition, we have achieved an on-time delivery rate of more than 98.5%. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2008 standards in 2006. Our manufacturing partners are also ISO 9001 certified.

Competition

The markets in which we operate are highly competitive. We compete with numerous semiconductor companies, some of which have greater financial and other resources with which to pursue technology development, product design, manufacturing, marketing, sales and distribution of their products. Currently, our competitors range from large, international companies offering a wide range of semiconductor solutions to smaller companies specializing in set-top box or memory interface solutions. Our primary competitors in the set-top box market include semiconductor companies that sell to emerging markets such as HiSilicon Technologies Co., Ltd., ALi Corporation, RDA Microelectronics, Inc., Airoha Technology Corporation and STMicroelectronics NV, as well as smaller semiconductor design companies based in China. We believe that we provide a more comprehensive suite of set-top box solutions for emerging markets than any of our Asia-based competitors. Our market share for set-top box chipset solutions in China in terms of units sold was 7% in 2009 and 14% in 2012, according to iSuppli. Our competitors in the memory interface market include Inphi Corporation, Integrated Device Technology, Inc. and Texas Instruments Inc.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. Intense competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results. Moreover, our markets are characterized by evolving technologies, industry standards and customer preferences.

We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including but not limited to:

•	our ability to offer integrated, high performance and low power semiconductor solutions that differentiate us from our competitors;

•	our success in identifying and developing new and emerging technologies, solutions and markets;

•	the performance and cost-effectiveness of our solutions;

•	our ability to provide innovative and high-quality functionality and features, including integrated solutions, and superior service;

•	our ability to recruit high-level talent, including engineers and chip designers;

•	our ability to maintain and grow our relationship with key industry players; and

•	our ability to protect our intellectual property.

Specifically, in the home entertainment market we compete primarily on the basis of our customization and field application support capabilities, level of integration of our solutions, performance and price. In the cloud computing market, we primarily compete on the basis of high performance, power efficiency and our track record of achieving validation for our memory solutions with leading CPU manufacturers. We believe we compete favorably with respect to these factors.

Backlog

Historically, our sales are on a purchase order basis rather than long-term purchase commitments. As we typically ship our semiconductors within two weeks of receiving a purchase order, we have not experienced material backlog orders.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of December 31, 2013, among other jurisdictions, we had 23 and 21 issued patents in the United States and China, respectively, and 16, 30 and two patent applications pending in the United States, China and Taiwan, respectively. Among these 92 issued and pending patents, 46 of them relate to technology and design features of our set-top box solutions, 40 of them relate to technology and design features of our memory interface solutions and six are related to Wi-Fi technology. There is no assurance that our patent applications will result in the issuance of any patents.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. We rely in part on the PRC, United States and international copyright laws to protect our design work. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Legal Proceedings

We have not been, and are not currently a party to, nor are we aware of, any legal proceedings, investigation or claim which, in the opinion of our management, is likely to materially and adversely affect our business, financial condition or results of operations. We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Employees

As of December 31, 2013, we had 468 employees, the significant majority of which are based in China or Taiwan. Among the 468 employees, 300 were in research and development, 95 were in sales and marketing, 28 were in operations and 45 were in general and administrative. Montage Technology (Shanghai) Co., Ltd. maintains a labor union and entered into a collective bargaining agreement with its employees in June 5, 2012 pursuant to PRC law. We consider relations with our employees to be good and have never experienced a work stoppage.

Facilities

We currently lease our principal executive offices in Shanghai under four lease agreements totaling 55,311 square feet of office space in which the lease agreements expire on March 31, 2016 and December 31, 2014, respectively. We also lease 24,035 square feet and 8,467 square feet in Suzhou and Hangzhou, respectively, for our operations in China. The current leases are expected to expire in May 2014 and May 2016, respectively. Our U.S. subsidiary currently leases 2,237 square feet of office space in San Jose, California under a lease that expires on September 30, 2013. In addition, our U.S. subsidiary leases 4,654 square feet of office space with a lease term from September 1, 2013 to November 30, 2018. Our Taiwan subsidiary currently leases office space of 11,302 and 4,258 square feet of office space in Taipei and Hsinchu, Taiwan, respectively. The current leases are set to expire on October 31, 2013 and November 30, 2015, respectively. Our Hong Kong subsidiary currently leases 1,175 square feet of office space in Kowloon, Hong Kong under a lease that expires on May 6, 2014. Our Macao subsidiary currently leases 2,594 square feet of office space in Macao under a lease that expires on April 23, 2015. We believe that our current facilities are sufficient to meet our needs for the foreseeable future. In addition, we expect to renew our existing lease agreements shortly before their respective expiration dates and do not foresee any obstacles in the renewal of relevant agreements.

Corporate History and Structure

We established Montage Technology Group Limited in the British Virgin Islands in March 2004 as the offshore holding company of our business operations. In April 2006, Montage Technology Group Limited was registered in the Cayman Islands by way of continuation.

In May 2004, we established Montage Technology (Shanghai) Co., Ltd., or Montage Shanghai, as our wholly- owned PRC subsidiary to conduct our business in the PRC. With the expansion of our business, we subsequently established additional subsidiaries in the Cayman Islands, California, Hong Kong China and Taiwan.

In October 2010, we established Montage Technology Hong Kong Limited to hold the equity interests of our PRC operating subsidiaries. In May 2013, we acquired 100% of the equity interest of Sonoma Macao Commercial Offshore Limited, or Sonoma Macao, a company incorporated in the Macao Special Administrative Region of the People’s Republic of China without any active operations, from Triple Win Holdings Inc. for total cash consideration of HKD1.0 million. The purpose of this acquisition was to become eligible for preferential tax policies offered by the Macao government. We have changed Sonoma Macao’s name to Montage Technology Macao Commercial Offshore Limited, or Montage Macao. As a result, Montage Macao will become our principal operating entity outside China going forward.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity:

(1)	These subsidiaries are in the process of deregistration as part of our reorganization, which is expected to be completed in the first half of 2014.

Our business in China is not subject to any restrictions on foreign investment under the PRC Catalog for Guidance of Foreign Investment Industries or other applicable regulations. Our principal business within China, the design of integrated circuits, is categorized as an encouraged industry under the PRC Catalog for Guidance of Foreign Investment Industries.

MANAGEMENT

Executive Officers, Directors and Significant Employees

Below is a list of our executive officers, directors and significant employees as of December 31, 2013, their respective ages and positions and a brief account of the business experience of each of them.

Name	Age	Position
Executive Officers and Directors:
Howard C. Yang	56	Chairman of the Board and Chief Executive Officer
Stephen Tai	42	Director and President
Mark Voll	59	Chief Financial Officer
Leechung Yiu	58	Chief Technology Officer, Senior Vice President
Bill Franciscovich	53	Vice President, Worldwide Sales
Jack Gu	56	Vice President, China Sales
Kenneth Chew	54	Vice President, Operations
Yung Kuei (YK) Yu(2)(3)	48	Director
Cathy Yen(2)(3)	48	Director
Jung-Kung (Jackie) Yang(1)(2)	47	Director
Edward Way(1)	68	Director
Charles G. Sodini(1)(3)	61	Director

Significant Employees:
Cheng Tie Chen	58	Vice President, Engineering (SoC Products)
Shawn Si	47	Vice President, Engineering (STB Front-end Products)
Zhongyuan Chang	54	Vice President, Engineering (Memory Interface Products)
SeungJin (SJ) Seo	49	Vice President, Engineering (Validation and Applications)
Phoebe Su	41	Vice President, Finance and Administration

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

Dr. Howard C. Yang is one of our founders and has served as our Chairman of the board of directors and Chief Executive Officer since our inception. Prior to co-founding us, he was Vice President at Integrated Device Technology Inc., a semiconductor design company, from 2001 to 2004. In 1997, Dr. Yang co-founded Newave Semiconductor Corp., an integrated circuit design company located in China. In 2001, Newave merged into Integrated Device Technology Inc., which was ranked China’s top ten mergers of the year by China Merger and Acquisitions Yearbook (2002). Prior to Newave, Dr. Yang held various positions at Shanghai Belling in Shanghai as well as National Semiconductor Corp., Chips and Technology Inc. and Pericom Semiconductor Corp. in Silicon Valley. He has been an IEEE Fellow since January 2010 and was selected into the National “Thousand Talents Program,” a program organized by the Central Coordination Committee on the Recruitment of Talents in China to recruit top overseas scientists and back to China. He has received several awards for his work, including IEEE CAS Industrial Pioneer Award and Magnolia Gold Award from the mayor of Shanghai for his pioneering contributions in China’s integrated circuit design industry. Dr. Yang holds both master’s and Ph.D. degrees in Electrical Engineering from Oregon State University. We believe that Dr. Yang should serve as a member of our board of directors due to the perspective and experience he brings as one of our founders, Chairman, and CEO, and his many years of experience in the semiconductor industry. Dr. Yang was designated to serve as a member of our board of directors by our ordinary shareholders.

Stephen Tai is one of our founders and has served as a member of our board of directors and our President since our inception. Mr. Tai has over 18 years of experience in semiconductor architecture, design and engineering management. Prior to co-founding us, Mr. Tai was the Director of Engineering Research and Development and a founding core team member at Marvell Technology Group Ltd., a semiconductor company, from 1995 to 2003. Prior to Marvell, he was a senior design engineer at Sigmax Technology, a CD-ROM controller semiconductor company, from 1994 to 1995. Mr. Tai holds a master’s degree in Electrical Engineering from Stanford University and a bachelor’s degree in Electrical and Computer Engineering from The Johns Hopkins University. We believe that Mr. Tai should serve as a member of our board of directors due to the perspective and experience he brings as one of our founders and his years of experience in the semiconductor industry. Mr. Tai was designated to serve as a member of our board of directors by our ordinary shareholders.

Mark Voll has served as our Chief Financial Officer since June 2012. Mr. Voll has more than 25 years of experience in finance and accounting and served as Chief Financial Officer in a number of public and private high technology companies. Prior to joining us, Mr. Voll served as Chief Financial Officer of Invensense, Inc., a provider of MEMS devices for consumer electronics products, from June 2010 to January 2011. Prior to Invensense, Mr. Voll was Chief Financial Officer of Techwell, Inc., an analog semiconductor company, from November 2005 to June 2010. Prior to that, he served as Chief Financial Officer for Monolithic System Technology, Inc., an intellectual property semiconductor company, from June 2002 to November 2005. Mr. Voll holds a bachelor’s degree in Business Administration from Providence College.

Dr. Leechung Yiu joined us in October 2008 as Senior Vice President and Chief Technical Officer. Dr. Yiu has over 25 years of product development experience in the integrated circuit design industry in a broad range of areas including storage, communication and multimedia applications. Before joining us, Dr. Yiu served as Vice President of Engineering at Trident Microsystems, Inc., a digital TV chipset manufacturer, from 2007 to 2008. Dr. Yiu also served as VP of Engineering at Shanghai Huahong International, an integrated device manufacturer, from 2005 to 2007, Sunext Technology Company Limited, a supplier of semiconductor products for Optical Disc Drive applications, from 2003 to 2005 and Marvell Semiconductor, Inc., a fabless semiconductor company, from 1999 to 2003. In 1997, Dr. Yiu co-founded Newave Semiconductor Corp., an integrated circuit design company in China, and served as its Vice President of Engineering from 1997 to 1999. Dr. Yiu received both Ph.D. and master’s degrees in Electrical Engineering from University of California at Berkeley, and a bachelor’s degree in Electrical Engineering from National Taiwan University.

Bill Franciscovich joined us in January 2007 as a Vice President, Worldwide Sales. Mr. Franciscovich has over 30 years of experience in semiconductor sales, marketing and manufacturing. Prior to joining us, Mr. Franciscovich served as Vice President of Worldwide Sales at Power-One Inc., a provider of power conversion and power management solutions, from 2004 to 2006. At Integrated Device Technology, Inc., or IDT, a semiconductor design company Mr. Franciscovich held various executive sales, product-line management and marketing positions from 1986 to 2003. Prior to IDT, Mr. Franciscovich held sales positions with Zeus Electronics (now a division of Arrow Electronics, Inc.) , an electronic components supplier, from 1984 to 1986 and Motorola Semiconductor, a semiconductor company, from 1982 to 1984. Mr. Franciscovich holds a bachelor’s in Materials Science Engineering from Cornell University.

Jack Gu joined us in February 2006 as Vice President, China Sales. Mr. Gu has over 25 years of experience in sales, manufacturing and engineering management in the electronics industry. Prior to joining us, he was a member of the board of directors and Vice President at CEC-View Company Limited in Beijing, a video display company, from 2005 to 2006. Prior to CEC-View, he was the Vice President of Marketing & Sales at Shanghai Belling Co., Ltd, an integrated circuit IDM company, from 1998 to 2005. Mr. Gu holds a master’s degree in Management Science and Engineering from Shanghai Jiaotong University.

Kenneth Chew joined us in March 2005 as a Vice President, Operations. Mr. Chew has over 20 years of experience in semiconductor manufacturing and engineering project management. Prior to joining us, he was the Director of Operations and founding team member at Marvell Asia Pte Ltd, a semiconductor company and subsidiary of Marvell Technology Group Ltd., in Singapore, from 1997 to 2005. Prior to Marvell, he held various engineering manufacturing and project management positions at Adaptec Singapore, a semiconductor company, from 1996 to 1997, and at Silicon Systems Singapore, a semiconductor company, from 1990 to 1996. Mr. Chew holds a master’s degree in Electrical Engineering from Nanyang Technological University of Singapore and a bachelor’s degree in Electronics and Computer Engineering from University of Iowa, USA.

Yung Kuei (YK) Yu has served as a member of our Board of Directors since April 2013. Mr. Yu is a Vice President at TLC Capital Corporation, the venture capital arm of semiconductor foundry United Microelectronics Corporation, and has been with TLC Capital since December 2005. Prior to joining TLC Capital, Mr. Yu was an Associate Vice President of the Direct Investment Department at China Development Industrial Bank, from 1998 to 2005. Prior to working at China Development Industrial Bank, Mr. Yu was an Analyst with Asia Pacific Investment Co. from 1995 to 1998. Mr. Yu holds a master’s degree in mechanical engineering from National Chiao Tung University and a bachelor’s degree in mechanical engineering from National Cheng Kung University. Mr. Yu has served as a director of Alliance Optotek Ltd., a LED lighting solution company, since 2006, and BCom Electronic Inc., an in-car entertainment company, since 2007. Mr. Yu was a director of Sercomm Ltd., a broadband and wireless networking equipment company, from 2007 to 2008 and a director of Waltop Ltd., a pen-input solutions company, from 2006 to 2011. We believe that Mr. Yu should serve as a member of our Board of Directors due to his many years of experience as a private equity investor with particular experience in high and new technology companies and his engineering background.

Cathy Yen has served as a member of our board of directors since June 2006. Ms. Yen has served as a Partner of AsiaVest Partners, TCW/YFY Ltd., a venture capital firm, since 2000. Prior to joining AsiaVest, Ms. Yen was with Fortune Capital, as Senior Manager from 1999 to 2000, Crimson Ventures/China Trust Bank, as Vice President, from 1997 to 1999 and Global Financial Services, as Vice President, from 1990 to 1997. Ms. Yen has served as a director of Anyka Technologies Corporation, a fabless integrated circuit design company, since 2005, Sundia MediTech Group, Ltd., a pharmaceutical and biotech research and development outsourcing company, since 2007 and Dynamic Advertising Channels Holding Ltd., an outdoor media communications agency, since 2011. Ms. Yen was previously a director of Chipmore Technology Corporation Limited from 2003 to 2007. Ms. Yen holds master’s degree in Business Administration and a bachelor’s degree in Economics from National Taiwan University. We believe that Ms. Yen should serve as a member of our board of directors due to her accounting and private equity investing experience. Ms. Yen was designated to serve as a member of our board of directors by our Series B-1 and Series B-2 preferred shareholders.

Jung-Kung (Jackie) Yang has served as a member of our board of directors since September 2007. In April 2007, Mr. Yang co-founded TransLink Capital, a venture capital firm, and currently serves as a Managing Director. Before starting TransLink, Mr. Yang was Senior Vice President at UMC Capital, the venture capital arm of semiconductor foundry United Microelectronics Corporation, from 2002 to 2007. Mr. Yang has served as a director of Parade Technologies LTD, a fabless semiconductor company, since December 2005, SiFotonics Technologies Co., Ltd., a fabless photonic integrated circuit company, since November 2009, Winking Entertainment LTD., an online game development and outsourcing company, since July 2011, Global Communication Semiconductors, LLC, a semiconductor wafer foundry, since March 2012, Adwo, a mobile ad platform in China, since June 2012, and Memoright Corporation, a provider of solid state drive solutions and support, since November 2012. Mr. Yang also previously served as a director for SandForce, a fabless semiconductor company, from October 2009 to December 2011 and Aicent, Inc., a mobile data service provider from August 2002 to December 2013. Mr. Yang received his master’s degree in Business Administration from University of Missouri, Columbia and a bachelor’s degree in Mechanical Engineering from National Tsinghua University, Taiwan. We believe that Mr. Yang should serve as a member of our board of directors due to his many years of experience as a private equity investor and his engineering background. Mr. Yang was designated to serve as a member of our board of directors by our Series B-1 and Series B-2 preferred shareholders.

Edward Way has served as a member of our board of directors since August 2012. Prior to joining us, Mr. Way served as Chief Executive Officer Emeritus from June 2006 to May 2007 and Managing Partner and Chief Executive Officer of Deloitte & Touche (Taiwan), a registered public accounting firm, from June 2003 to May 2006. Mr. Way is a certified public accountant and holds a master’s degree in Business Administration from the University of Georgia and a bachelor’s degree in accounting from Soochow University, Taiwan. We believe that Mr. Way should serve as a member of our board of directors due to his many years of accounting experience. Mr. Way was designated to serve as a member of our board of directors by our preferred shareholders.

Dr. Charles Sodini has served as member of our board of directors since February 2013. Since 1983, Dr. Sodini has been a member of the faculty at the Massachusetts Institute of Technology, where he is currently the LeBel Professor of Electrical Engineering. From 1974 to 1982, Dr. Sodini was a Member of the Technical Staff at Hewlett-Packard. Dr. Sodini was also a co-founder of SMaL Camera Technologies, a leader in imaging technology for consumer digital still cameras and machine vision cameras for automotive applications. Dr. Sodini received a master’s degree and a Ph.D. in electrical engineering from the University of California, Berkeley and a bachelor’s degree in electrical engineering from Purdue University. We believe that Dr. Sodini should serve as a member of our board of directors due to his many years of industry and academic experience. Dr. Sodini was designated to serve as a member of our board of directors by our preferred shareholders.

Dr. Cheng Tie Chen joined us in March 2011 as a Vice President, Engineering (SoC Products). Dr. Chen has more than 25 years of industrial research and development experience in digital integrated circuit development and video applications. Prior to joining us, Dr. Chen was a Vice President of Engineering at Trident Microsystems, Inc., a DTV chips manufacturer, from July 2006 to February 2011, responsible for digital TV integrated circuit development. Prior to Trident, Dr. Chen was a Vice President of Engineering at Magnum Semiconductor Inc., a provider of silicon, modules, software and IP for the professional broadcast infrastructure market, from 2005 to 2006 and Cirrus Logic, Inc., an analog and mixed-signal integrated circuit supplier, from 2001 to 2005. In 1996, Dr. Chen joined Stream Machine Company (which was acquired by Cirrus Logic), a supplier of MPEG-2 video recording technology, as Technology Founder and VP of Engineering. Dr. Chen also held various research and engineering positions at Eastman Kodak Research Laboratories, an industrial research organization, from 1984 to 1987 and Bell Communications Research, from 1987 to 1996. Dr. Chen received his master’s and Ph.D. degrees in Electrical Engineering from University of Pennsylvania, and bachelor’s degree in Electrical Engineering from National Taiwan University.

Shawn Si is one of our founders and has served as a Vice President of Engineering STB Front-end Products since 2010, having previously served as Engineering Director since our inception. He has over 19 years of experience in developing high-performance analog, RF and mixed-signal semiconductor products. Prior to joining us, Mr. Si served as senior Member of the Technical Staff at Bigbear Networks, Inc. (acquired by Fairchild Semiconductor International, Inc.), a provider of transceivers and electronic dispersion compensation solutions for high speed networks, from 2001 to 2004, and a senior Member of Technical Staff of Datapath Systems Inc. (acquired by LSI Logic), a communications chip company, from 1994 to 2000. Mr. Si received his master’s degree in Electrical Engineering from University of Hawaii and a bachelor’s degree in Electrical Engineering from Zhejiang University, China.

Dr. Zhongyuan Chang joined us in June 2013 as a Vice President of Engineering (Memory Interface Products). Dr. Chang has over 23 years of experience in analog and mixed-signal product development and engineering management. Prior to joining us, he served as CTO at Shanghai Belling Co. Ltd., from 2010 to 2013. Prior to working at Belling, Dr. Chang served as Vice President at Integrated Device Technology Inc. and General Manager of IDT-Shanghai. Before returning to China, he was a Senior Engineer at Alcatel Inc. in Belgium. Dr. Chang served as an Information Technology Policy Committee member of the Data Converter Subcommittee of IEEE International Solid-State Circuits Conference (ISSCC), from 2004 to 2009. He was an invited speaker at ISSCC in 2004. In addition, Dr. Chang has published over 20 technical articles in IEEE Journals and international conferences, including three papers at ISSCC. He is the first author of the monograph “Low Noise Wideband Amplifiers in Bipolar and CMOS Technology” (Kluwer Academic, 1990). Dr. Chang holds both master’s and Ph.D. degrees in Microelectronic Engineering from Catholic University of Louvain in Belgium.

SeungJin (SJ) Seo joined us in February 2012 as a Vice President, Engineering (Validation and Applications). Mr. Seo has more than 22 years of experience in memory module development. Prior to joining us, Mr. Seo served as a Principal Engineer at Samsung Electronics Co., Ltd., a multinational electronics company, from 1989 to 2011, managing a memory module development team with responsibility for all aspects of memory module development. Mr. Seo has extensive experience with key server OEMs, and during his career has been involved in the development of JEDEC standards, module PCB design, verification and system validation testing. Mr. Seo received his bachelor degree in Electronic Engineering from the Inha University, Incheon, Korea.

Phoebe Su joined us in October 2007 as a Vice President, Finance and Administration. She has more than 15 years of experience in finance and accounting. Before joining us, she was Finance Controller of Dow Corning China, a provider of silicon products and services, from 2003 to 2007. Prior to that, she had worked at PricewaterhouseCoopers Zhong Tian CPAs Limited Company, a registered public accounting firm, as an Audit Manager from 1995 to 2003. She holds a bachelor’s degree in Management Information System from Fudan University.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors, executive officers or significant employees.

Board Composition and Terms

Our business and affairs are managed under the direction of our board of directors. We have a board of seven directors. The number of directors may be changed by resolution of our board of directors. Our directors, other than any director serving as chief executive officer, are divided into class A, class B and class C directors. The class A directors are Jung-Kung (Jackie) Yang and Cathy Yen, the class B directors are Yung Kuei (YK) Yu and Edward Way, and the class C directors are Charles G. Sodini and Stephen Tai. Class A, class B and class C directors each serve three-year terms and stand for election every year at our annual general meeting of shareholders on a rotating basis, beginning with our class A directors at the first annual general meeting of our shareholders following the completion of our initial public offering. If any director simultaneously serves as our chief executive officer, as Dr. Howard C. Yang currently does, he will not, for so long as he is chief executive officer, be designated a class A, class B or class C director or be subject to retirement or re-election.

Director Independence

Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NASDAQ.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our audit committee consists of Edward Way, Jung-Kung (Jackie) Yang and Charles G. Sodini. Edward Way is the chairperson of our audit committee. Our board of directors has affirmatively determined that each member of our audit committee meet the definition of an independent director under applicable SEC and NASDAQ listing rules. In addition, our board of directors has determined that Edward Way qualifies as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC.

Our audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	reviewing and approving all related party transactions, as defined under applicable U.S. securities laws and regulations;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management relating to significant financial reporting issues and judgments;

•	resolving any differences in financial reporting between management and the independent auditor;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•

timely reviewing reports from management regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	establishing, maintaining and overseeing our code of conduct and ethics; and

•	annually reviewing and reassessing the adequacy of our audit committee charter.

Compensation Committee

Our compensation committee consists of Jung-Kung (Jackie) Yang, Cathy Yen and Yung Kuei (YK) Yu. Jung-Kung (Jackie) Yang is the chairperson of our compensation committee. Our board of directors has affirmatively determined that each member of our compensation committee meets the definition of an independent director under NASDAQ listing rules.

The compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation level of our other executive officers;

•	hiring or termination of any executive officer;

•	overseeing and approving all welfare, benefit, pension or other plans related to compensation of current or former employees, including equity-based compensation plans; and

•	evaluating and making recommendations to the board with respect to compensation of non-executive directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yung Kuei (YK) Yu, Cathy Yen and Charles G. Sodini. Yung Kuei (YK) Yu is the chairperson of our nominating and corporate governance committee. Our board of directors has affirmatively determined that each member of our nominating and corporate governance committee meets the definition of an independent director under the NASDAQ listing rules.

The nominating and corporate governance committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;

•	making recommendations to the board regarding assignment of board members to various board committees;

•	developing, reviewing and confirming compliance with our corporate governance policies; and

•	overseeing self-evaluations by our board.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company. None of the executive officers of our company has served on the compensation committee, or any other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our board of directors or our compensation committee.

Code of Conduct and Ethics

Our code of conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of conduct and ethics is available on our website at www.montage-tech.com.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Non-Employee Director Compensation for 2013

The following table presents information regarding the compensation paid for 2013 to persons who served as members of our board of directors in 2013 who are not also employed by us or any of our subsidiaries (our “non- employee directors”). The compensation paid to Dr. Howard C. Yang, who is also our Chief Executive Officer, and Mr. Stephen Tai, who is also our President, for 2012 and 2013 is presented below under “Executive Compensation.” Dr. Yang and Mr. Tai, our two employee directors, are not entitled to receive additional compensation for their service on the board of directors.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Yung Kuei (YK) Yu 2013	—	—	—	—	—
Charles G. Sodini 2013	20,000	—	68,152	—	88,152
Edward Y. Way(2) 2013	40,000	—	—	—	40,000
Jung-Kung (Jackie) Yang 2013	—	—	71,926	—	71,926
Cathy Yen 2013	—	—	—	—	—

(1)	As of December 31, 2013, the number of outstanding share options held by each of our non-employee directors was as follows: Yung Kuei (YK) Yu (0 options); Charles G. Sodini (8,000 options); Edward Y. Way (8,000 options); Jung-Kung (Jackie) Yang (32,000 options); and Cathy Yen (0 options).

(2)	The amounts reported in the “Option Awards” column of the table above reflect the fair value on the grant date of the option awards granted to our non-employee directors during 2013. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 10, Share-Based Compensation, to our consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.

Prior to our initial public offering, our non-employee directors generally did not receive any cash compensation for serving as our directors, except that Mr. Way received an annual retainer of $20,000 for serving on our board of directors and an additional $20,000 fee for serving as chair of our Audit Committee. We also reimburse non-employee directors for travel expenses incurred in connection with their duties as directors.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to the individuals who served as our executive officers during 2013. These individuals are listed in the “Summary Compensation Table” below and are referred to as the named executive officers in this prospectus.

We have provided our executives with an annual base salary and an annual cash bonus opportunity, and we have granted our executives share options to provide an additional incentive to grow our Company and further link the interests of our executives with those of our shareholders. Our board of directors and compensation committee of the board reviews our executive officers’ overall compensation packages on an annual basis or more frequently as it deems warranted.

Summary Compensation Table for 2012 and 2013

The following table provides a summary of compensation paid for the years ended December 31, 2012 and 2013 to our named executive officers:

Name and Principal Position	Year	Base Salary ($)(1)	Bonus ($)	Restricted Share Awards ($)	Share Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(1)(3)	Total ($)
Howard C. Yang	2013	165,739	11,711	—	3,333,782	—	45,637	3,556,868
Chief Executive Officer	2012	110,061	9,597	—	—	—	29,032	148,690
Stephen Tai	2013	166,720	11,711	—	3,333,782	—	43,245	3,555,457
President	2012	110,061	9,597	—	—	—	29,032	148,690
Mark Voll(4)	2013	249,996	—	—	—	—	41,133	291,129
Chief Financial Officer	2012	134,596	—	—	1,078,240	—	14,678	1,227,517

(1)	The amounts reported in these columns for Dr. Howard C. Yang and Mr. Tai have been converted based on an exchange rate of 6.0969 Renminbi for one U.S. dollar.
(2)	The amounts reported in the “Option Awards” column of the table above for 2012 and 2013 reflect the fair value on the grant date of the option awards granted to our named executive officers during these years. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see the discussion of option awards contained in Note 10, Share-Based Compensation, to our consolidated financial statements for the year ended December 31, 2012 and our unaudited consolidated financial statements for the nine months ended September 30, 2013, included elsewhere in this prospectus.
(3)	This amount reflects a housing allowance provided by us to each executive.
(4)	Mr. Voll joined our Company as Chief Financial Officer in June 2012.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. The agreement with Dr. Yang is dated May 1, 2012 and provides for Dr. Yang to receive an annual base salary of $114,600. The agreement with Mr. Tai is dated May 1, 2012 and provides for him to receive an annual base salary of $114,600. The agreement with Mr. Voll is dated June 8, 2012 and provides for him to receive an annual base salary of $250,000. He is also eligible for an annual performance bonus of up to 50% of his base salary and was granted in 2012 options to purchase 160,000 of our ordinary shares. We have also agreed to provide Mr. Voll reasonable housing when he works in Shanghai. Each agreement has a term of three years and may be terminated by either party upon one month written notice.

In addition, Montage Shanghai, our principal PRC operating subsidiary, has entered into employment agreements with Dr. Yang and Mr. Tai pursuant to PRC labor law. Dr. Yang’s agreement was entered into in January 2013 and has a fixed term through April 30, 2022. Mr. Tai’s agreement was entered into in December 2012 and has a fixed term through December 19, 2017. Each of Dr. Yang’s and Mr. Tai’s agreement provides for a monthly base salary of RMB23,800. In addition, each of Dr. Yang and Mr. Tai is eligible to receive quarterly and annual bonuses each year. The agreements provide for each of Dr. Yang and Mr. Tai to receive social insurance, welfare and severance benefits, in each case as provided by applicable law. According to the PRC Labor Contract Law and its implementing regulations, we may terminate Dr. Yang’s or Mr. Tai’s employment agreement under certain specified circumstances. In certain cases, the terminated employee is entitled to receive a severance payment equal to the employee’s average monthly salary for the 12-month period prior to the termination date (up to a maximum of three times the local average monthly salary). If we sought to terminate the employment agreement in any circumstance other than those specified under the PRC Labor Contract Law and its implementing regulations, including termination without cause, the employee could force us to perform under the agreement or pay the employee damages in the amount of two months’ salary per year of service up to the date of termination, but if we pay such damages we are not required to pay other severance or the remainder of the amount owed under the employment agreement.

Outstanding Equity Awards at December 31, 2013

The following table presents information regarding the outstanding equity awards held by each of our named executive officers as of December 31, 2013, including the vesting dates for the portions of these awards that had not vested as of that date.

Name	Award Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price($)	Option Expiration Date
Howard C. Yang	4/23/2013	400,000	(1)	—	17.85	4/22/2023
Stephen Tai	4/23/2013	400,000	(1)	—	17.85	4/22/2023
Mark Voll	9/17/2012	160,000	(2)	—	9.43	9/16/2022

(1)	These options vested as to 25% of the shares covered by the option on October 1, 2013 and as to the remaining 75% of such shares in monthly installments over the three-year period thereafter. The option includes an “early exercise” feature, meaning that it may be exercised prior to the vesting date and any shares received on such exercise will continue to be subject to a right of repurchase which shall lapse in accordance with the original vesting schedule.
(2)	These options vested as to 25% of the shares covered by the option on June 18, 2013 and as to the remaining 75% of such shares in monthly installments over the three-year period thereafter. The option includes an “early exercise” feature, meaning that it may be exercised prior to the vesting date and any shares received on such exercise will continue to be subject to a right of repurchase which shall lapse in accordance with the original vesting schedule.

Equity Incentive Plans

2006 Share Incentive Plan

On June 13, 2006, our board of directors adopted our 2006 Share Incentive Plan, or 2006 Plan. Our authority to grant additional awards under the 2006 Plan terminated upon our initial public offering. See the discussion contained in Note 10, Share-Based Compensation, to our consolidated financial statements for the year ended December 31, 2012 and our unaudited consolidated financial statement for the nine months ended September 30, 2013, included elsewhere in this prospectus.

The purpose of the 2006 Plan was to promote the success of our company and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally.

The 2006 Plan is divided into two separate equity programs:

•	The option grant program under which eligible persons may be granted options; and

•	The share award program under which eligible persons may be awarded restricted or unrestricted ordinary shares.

Eligibility. Only officers, or employees of our company and any of our affiliates, members of the board, directors of our affiliates, or any individual consultants or advisors rendering bona fide services to us or one of our affiliates were eligible for grants under our 2006 plan, provided, however, that incentive share options, within the meaning of Section 422 of the Internal Revenue Code, may be granted only to employees.

Administration. The administrator, which means our board or one or more committees appointed by the board or another committee (within its delegated authority), is entitled to administer our 2006 Plan. The administrator has complete discretion to make all decisions implementing the 2006 Plan, including the power to (a) determine who will receive the awards, (b) approve the forms of award agreements, (c) construe and interpret the terms of the 2006 Plan and the awards thereunder, (d) cancel, modify or terminate any or all outstanding awards, and (e) determine the fair market value for purpose of our 2006 Plan and awards.

Share Options. In no case will the exercise price of the option be less than the greater of (a) the par value of the ordinary shares; (b) in the case of Incentive Share Option grants, 100% of the fair market value of the ordinary shares on the date of grant; or (c) in the case of Incentive Share Option grants, 110% of the fair market value of the ordinary shares on the date of grant, in the case that any holder of more than 10% of the voting power of all classes of our outstanding shares as of the grant date.

Each option shall expire not more than ten years after its date of grant. Each option is evidenced by an award agreement in the form approved by the administrator. The administrator may require that the recipient of an option and the spouse of any married recipient promptly execute and return to our company his or her award agreement evidencing the option. Any exercisable option will be deemed to be exercised when we receive written notice of such exercise, together with the any required payment made in accordance with the 2006 Plan.

When an employee ceases to provide continuous services to us (or any parent, subsidiary, or affiliate), he or she may exercise his or her option for the period of time stated in the 2006 Plan, to the extent his or her option is vested and exercisable on the date of termination. An option, to the extent not vested and exercisable on the date of termination, shall terminate on the date of termination. An option may never be exercised later than the expiration of its term.

Restricted Share. A restricted share means ordinary shares awarded under our 2006 Plan, subject to payment of such consideration and such conditions on vesting (which may include, among others, the passage of time, specified performance objectives or other factors) and such transfer and other restrictions as are established in or pursuant to this 2006 Plan and the related award agreement, to the extent such remain unvested and restricted under the terms of the applicable award agreement.

Transferability. All awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. No one is entitled to exercise the award, unless he or she is the recipient of the award. The amounts payable or shares issuable pursuant to an award will be delivered only to the recipient of such award. However, the exercise and transfer restrictions shall not apply to (a) transfers to our company, (b) transfers by gift or domestic relations order to one or more “family members”

(as that term is defined in SEC Rule 701 promulgated under the Securities Act) of the recipient of such award, (c) the designation of a beneficiary to receive benefits if the recipient of such award dies or, if the recipient of such award has died, transfers to or exercises by the recipient of such award Beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; or (d) if the recipient of such award has suffered a disability, permitted transfers or exercises on behalf of the recipient of such award by his or her duly authorized legal representative.

Payment. The administrator may permit any of the following methods of payments for the exercise of options:

•	cash, check payable to the order of our company or electronic funds transfer;

•	notice and third party payment in such manner as may be authorized by the administrator;

•	the delivery of previously owned ordinary shares;

•	by a reduction in the number of ordinary shares otherwise deliverable pursuant to the award;

•

subject to such procedures as the administrator may adopt, pursuant to a “cashless exercise;” or if authorized by the administrator or specified in the applicable award agreement, by a promissory note according to the 2006 Plan.

2013 Performance Incentive Plan

Our board of directors adopted the 2013 Performance Incentive Plan, or the 2013 Plan, to provide a means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Our shareholders have approved the 2013 Plan, which became effective upon the completion of our initial public offering. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2013 Plan. As noted above, our authority to grant any more awards under the 2006 Plan has terminated.

The compensation committee of our board of directors will be the administrator under the 2013 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2013 Plan and any agreements relating to the Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the 2013 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or shares of our ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares of our ordinary shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize or any other form permitted by law.

As of the date of this prospectus, a total of 2,600,000 ordinary shares are authorized for issuance with respect to awards granted under the 2013 Plan. The share limit will automatically increase on the first trading day in January of each year by an amount equal to the lesser of (1) 4% of the total number of outstanding shares of our ordinary shares on the last trading day in December in the prior year, (2) 1,000,000 shares, or (3) such lesser number as determined by our board of directors. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2013 Plan. As of the date of this prospectus, no awards have been granted under the 2013 Plan, and the full number of shares authorized under the 2013 Plan is available for award purposes.

Awards under the 2013 Plan may be in the form of incentive or nonqualified share options, share appreciation rights, share bonuses, restricted share and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive share options may not be granted at prices below the fair market value of the ordinary shares on the date of grant. Incentive share options must have an exercise price that is at least equal to the fair market value of our ordinary shares, or 110% of fair market value of our ordinary shares or incentive share option grants to any 10% owner of our ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2013 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.

Generally, and subject to limited exceptions set forth in the 2013 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of its assets, the plan administrator will generally provide for the substitution, assumption, exchange or other continuation or settlement (in cash, securities or property) of the outstanding awards granted under the plan, or, if the plan administrator does not so provide, the outstanding awards will generally become fully vested and, in the case of options, exercisable, and will terminate or be terminated in such circumstances. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2013 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2013 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2013 Plan is not exclusive – our board of directors and compensation committee may grant share and performance incentives or other compensation, in shares or cash, under other plans or authority.

The 2013 Plan will terminate on the tenth anniversary from the date it was adopted by the board. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since January 1, 2010, to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Investor Rights Agreement

In connection with our private placement of Series B-2 preferred shares in October 2009, we and our shareholders entered into an investor rights agreement, or IRA. The following parties to the IRA are our related parties: Howard C. Yang, Stephen Tai, Jung-Kung (Jackie) Yang, Xunren Yang, Shuzhuang Liang, Kuai Lap Tai, Iong Wa Chao and Absolute Pioneer Co., Ltd., being our directors, immediate family members of our directors or entities controlled by our director; Shawn Si, Kenneth Chew, Jack Gu, Phoebe Su, Liang Wu, Shung Ho Shaw, Alan Tzi-Hong Yiu and Pannyun Yiu, being our officers or immediate family members of our officers; and AsiaVest Opportunities Fund IV and Intel Capital (Cayman) Corporation, being our principal shareholders. Pursuant to the IRA, we have granted certain registration rights to holders of our registrable securities as described in “Description of Share Capital—Registration Rights.”

Participation in Initial Public Offering

Four of our executive officers, Howard C. Yang, Stephen Tai, Mark Voll and Zhongyuan Chang, and an affiliate of an existing shareholder, UMC Capital Corporation, purchased an aggregate of 835,000 ordinary shares offered in our October 1, 2013 initial public offering at the initial public offering price.

Indemnification Arrangements with Executive Officers and Directors

We have entered into indemnification agreements with all of our executive officers and directors. Each indemnification agreement provides that we will indemnify the director or executive officer, as the case may be, to the fullest extent permitted by law for claims arising in his or her capacity as our director or executive officer, as the case may be, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or such officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

Review, Approval or Ratification of Related Party Transactions

Our audit committee is responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the SEC and NASDAQ, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors from time to time. The audit committee may approve or ratify related party transaction only if it determines in good faith that under all the circumstances, the transaction is fair to us.

No member of our audit committee may participate in the review, approval, authorization or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.

All of the transactions described under “Related Party Transactions” were entered into prior to the adoption of a written policy and therefore were not reviewed or approved by our audit committee.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of December 31, 2013 regarding the beneficial ownership of our ordinary shares by:

•	each person or group who we know to beneficially own more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each of the selling shareholders.

Beneficial ownership is determined in accordance with SEC rules. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or to dispose of the shares or has the right to acquire such powers within 60 days, such as through the exercise of options. Percentage of beneficial ownership for each person or group is calculated by dividing (i) the number of ordinary shares beneficially owned by such person or group by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person or group has the right to acquire within 60 days after December 31, 2013. The total number of ordinary shares outstanding prior to the offering is 26,498,043. For the purposes of the table below, we have assumed the total number of ordinary shares outstanding after completion of this offering will be 27,498,043.

An affiliate of an existing shareholder, UMC Capital Corporation, has indicated an interest in purchasing ordinary shares offered by us at the public offering price for up to $10 million in the aggregate. Because this indication of interest is not a binding agreement or commitment to purchase, the affiliate of UMC Capital Corporation may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such person. The underwriters will receive the same discount and commissions from any ordinary shares purchased by the affiliate of UMC Capital Corporation as they will from any other ordinary shares sold to the public in this offering.

Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each person named in the table below is c/o Montage Technology Group Limited, Room A1601, Technology Building, 900 Yi Shan Road, Xuhui District, Shanghai 200233, China.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
					No Exercise		Full Exercise
Name and Address of beneficial Owner	Shares	Percentage (%)	No Exercise	Full Exercise	Shares	Percentage (%)	Shares	Percentage (%)
Executive Officers and Directors:
Howard C. Yang(1)	1,513,319	5.6	—	—	1,513,319	5.4	1,513,319	5.4
Stephen Tai(2)	1,005,319	3.7	—	—	1,005,319	3.6	1,005,319	3.6
Yung Kuei (YK) Yu	—	—	—	—	—	—	—	—
Cathy Yen	49,234	*	—	—	49,234	*	49,234	*
Jung-Kung (Jackie) Yang(3)	71,766	*	—	—	71,766	*	71,766	*
Edward Way(4)	8,000	*	—	—	8,000	*	8,000	*
Charles G. Sodini(5)	8,000	*	—	—	8,000	*	8,000	*
Mark Voll(6)	185,000	*	—	—	185,000	*	185,000	*
Leechung Yiu(7)	277,280	1.0	—	—	277,280	1.0	277,280	1.0
Bill Franciscovich(8)	156,000	*	—	—	156,000	*	156,000	*
Jack Gu(9)	103,417	*	—	—	103,417	*	103,417	*
Kenneth Chew(10)	176,275	*	—	—	176,275	*	176,275	*
Cheng-Tie Chen(11)	96,000	*	—	—	96,000	*	96,000	*
Shawn Si(12)	401,864	1.5	—	—	401,864	1.5	401,864	1.5

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
					No Exercise		Full Exercise
Name and Address of beneficial Owner	Shares	Percentage (%)	No Exercise	Full Exercise	Shares	Percentage (%)	Shares	Percentage (%)
SeungJin (SJ) Seo(13)	40,000	*	—	—	40,000	*	40,000	*
Zhongyuan Chang(14)	110,000	*	—	—	110,000	*	110,000	*
Phoebe Su(15)	51,385	*	—	—	51,385	*	51,385	*
All directors and executive officers as a group(16)	4,252,858	15.1	—	—	4,252,858	14.5	4,252,858	14.5
5% stockholders:
AsiaVest Opportunities Fund IV(17)	2,437,470	9.2	1,625,823	2,088,109	811,647	3.0	349,361	1.3
Intel Capital (Cayman) Corporation and its affiliates(18)	1,695,666	6.4	967,784	1,242,964	727,882	2.6	697,444	2.5
Kuai Lap Tai and Iong Wa Chao(19)	1,312,000	5.0	400,000	400,000	912,000	3.3	912,000	3.3
Other Selling Stockholders:
Xunren Yang and Shuzhuang Liang(20)	804,000	3.0	400,000	400,000	404,000	1.5	404,000	1.5
Translink Capital Partners I, L.P.(21)	461,572	1.7	92,315	92,315	369,257	1.3	369,257	1.3
Venglobal Capital Fund II, L.P.(22)	400,000	1.5	200,000	200,000	200,000	*	200,000	*
Liang Wu(23)	400,000	1.5	160,000	160,000	240,000	*	240,000	*
SCP AIV I, Ltd.(24)	134,000	*	67,000	67,000	67,000	*	67,000	*
Christine S. Chang(25)	42,691	*	18,000	18,000	24,691	*	24,691	*
SF Vest, LLC(26)	40,236	*	26,838	34,469	13,398	*	5,767	*
Caroline T. Cheng(27)	40,000	*	25,000	25,000	15,000	*	15,000	*
Riverwood Capital LLC(28)	20,743	*	13,836	17,770	6,907	*	2,973	*
Shuchen Tina Wang(29)	5,104	*	3,404	4,372	1,700	*	732	*

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Includes 400,000 ordinary shares that may be acquired through exercise of share options, all of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule; and excludes 804,000 ordinary shares held jointly by Mr. Yang’s parents, who do not live in the same household as Mr. Yang. Mr. Yang disclaims beneficial ownership of the ordinary shares held by his parents.
(2)	Includes 400,000 ordinary shares that may be acquired through exercise of share options, all of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule; and excludes 1,312,000 ordinary shares held jointly by Mr. Tai’s parents, who do not live in the same household as Mr. Tai. Mr. Tai disclaims beneficial ownership of the ordinary shares held by his parents.
(3)	Includes 32,000 ordinary shares that may be acquired through exercise of share options, 8,000 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(4)	Includes 8,000 ordinary shares that may be acquired through exercise of share options, 5,167 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(5)	Includes 8,000 ordinary shares that may be acquired through exercise of share options, 6,000 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(6)	Includes 160,000 ordinary shares that may be acquired through exercise of share options, 93,333 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(7)

Includes 277,280 ordinary shares that may be acquired through exercise of share options, 8,000 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.

(8)	Includes 8,000 ordinary shares that may be acquired through exercise of share options, all of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(9)	Includes 59,417 ordinary shares that may be acquired through exercise of share options.
(10)	Includes 12,333 ordinary shares that may be acquired through exercise of share options, 10,166 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(11)	Includes 96,000 ordinary shares that may be acquired through exercise of share options, 31,833 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(12)	Includes 128,000 ordinary shares that may be acquired through exercise of share options, 8,000 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(13)	Includes 40,000 ordinary shares that may be acquired through exercise of share options, 20,833 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(14)	Includes 80,000 ordinary shares that may be acquired through exercise of share options, all of which are subject to our company’s rights of repurchase, which right lapses as the options vest according to their vesting schedule.
(15)	Includes 40,667 ordinary shares that may be acquired through exercise of share options.
(16)	Includes 1,749,696 ordinary shares that may be acquired through share options, 1,079,333 of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule.
(17)	AsiaVest Opportunities Fund IV is a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Island company. The investment committee of AsiaVest Partners TCW/YFY Ltd., which consists of T. J. Huang, Henry Shaw, Harvey Chang, Marc Stern and Clifford Mak, exercises the voting and dispositive power over our shares owned by AsiaVest Opportunities Fund IV. AsiaVest Partners TCW/YFY Ltd. is a joint venture between AsiaVest Investment Ltd., a British Virgin Islands company and TCW (TSOP), Ltd., a Cayman Island company. The address of AsiaVest Opportunities Fund IV is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.
(18)	Includes 1,450,924 ordinary shares held directly by Intel Capital (Cayman) Corporation, an exempted company incorporated in the Cayman Islands wholly owned by Intel Corporation, and 244,742 ordinary shares held directly by Intel Capital Corporation, a Delaware corporation wholly owned by Intel Corporation. The shares of Intel Corporation are listed on NASDAQ. The registered office of Intel Capital (Cayman) Corporation is Caledonian Trust (Cayman) Limited, Caledonian House, 69 Dr. Roy’s Dr., PO Box 1043, George Town, Grand Cayman, Cayman Islands.
(19)	Mr. Tai and Ms. Chao are Mr. Stephen Tai’s parents and do not live in the same household as Mr. Stephen Tai. Mr. Stephen Tai disclaims beneficial ownership of the ordinary shares held by Mr. Tai and Ms. Chao. The address of Mr Tai Kuai Lap and Ms. Chao Iong Wa is Room 2404, Tower 9, Century Metropolis, 168 Hong Qiao Road, Shanghai, China.
(20)	Mr. Xunren Yang and Ms. Shuzhuang Liang are Mr. Howard C. Yang’s parents and do not live in the same household as Mr. Howard C. Yang. Mr. Howard C. Yang disclaims beneficial ownership of the ordinary shares held by Mr. Yang and Ms. Liang. The address of Mr. Xunren Yang and Ms. Shuzhuang Liang is 1720 Hong Qiao Road, Building 9, Suite 10F, Shanghai, China.
(21)	Translink Capital Partners I, L.P., incorporated in the Cayman Islands as a limited partnership, is controlled by Translink Management I, LLC as its General Partner. The investment committee of Translink Management I, LLC, consisting of Jackie Yang, Jay Eum and Toshiya Otani, exercises the voting and dispositive power over our shares owned by Translink Capital Partners I, L.P. The address of Translink Capital Partners I, L.P. is 228 Hamilton Ave. Suite 210, Palo Alto, California, 94301.

(22)	Venglobal Capital Fund II, L.P. incorporated in California, the United States as a limited partnership, is controlled by VenGlobal Capital Partners II, L.L.C., a California limited liability company. The managing members of VenGlobal Capital Partners II, L.L.C., consisting of Gary Y. Cheng and Phil Mak, exercise the voting and dispositive power over our shares owned by Venglobal Capital Fund II, L.P. The address of Venglobal Capital Fund II, L.P. is 2053 Grant Road PMB 378, Los Altos, California, 94024.
(23)	Mr. Liang Wu’s address is Room 401, 4 Dan Yuan, Cha Qiu Nong, Shiwukui Alley, Hangzhou, China.
(24)	SCP AIV I, Ltd., incorporated in the British Virgin Islands as a BVI Business Company, is controlled by Sagamore China Partners II, L.P., a Cayman Islands exempted limited partnership. Sagamore China Partners II, L.P. is controlled by Sagamore China General Partner II, L.P., a Cayman Islands exempted limited partnership. Sagamore China General Partner II, L.P. is controlled by Sagamore China GP II Limited, a Cayman Islands exempted limited partnership. The board of directors of Sagamore China GP II Limited consisting of Rodrigo Yang, exercises the voting and dispositive power over our shares owned by SCP AIV I, Ltd. The address of SCP AIV I, Ltd. is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland, 21117.
(25)	Includes 6,859 ordinary shares held directly by Christine S. Chang and 35,832 ordinary shares held by the Christine and Dick Chang Trust dated March 16, 2004. Christine S. Chang, as trustees of the Christine and Dick Chang Trust dated March 16, 2004, holds voting and dispositive power over our shares held by the trust. The address of Ms. Chang is 1150 Bay Laurel Drive, Menlo Park, California, 94025.
(26)	SFVest, LLC is a limited liability company in Commonwealth of Virginia. The manager of SFVest, LLC Michael Marks, exercises voting and dispositive power over ours shares owned by SFVest, LLC. The address of SFVest, LLC is 9030 Stony Point Parkway Suite 400 Richmond, Virginia.
(27)	Caroline T. Cheng’s address is 126601 Arroyo De Arguello, Saratoga, California, 95070.
(28)	Riverwood Capital LLC is a Delaware limited liability company. The investment committee of Riverwood Capital LLC, which consists of Micheal Marks, Thomas Smach, Christopher Varelas, Nicholas Brathwaitz, Jeffery Parks and Francisco Alvarez, exercises voting and dispositive power over our shares owned by Riverwood Capital LLC. The address of Riverwood Capital LLC is 70 Willow Road, Menlo Park, California, the United States.
(29)	Ms. Shuchen Tina Wang’s address is 10118 Randy Lane Cupertino, California, 95014.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company with limited liability under International Business Companies Act, 1984 of the British Virgin Islands on March 29, 2004 and continued to, and registered in the Cayman Islands as an exempted company on April 24, 2006. Our affairs are currently governed by our amended and restated memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital consists of 200,000,000 ordinary shares, $0.0125 par value per share. As of December 31, 2013, there were 26,498,043 ordinary shares issued and outstanding.

A Cayman Islands exempted company is a company that conducts its business outside the Cayman Islands and is accordingly exempted from certain requirements or enjoy certain accommodations of the Cayman Companies law. As a result, we are not required to file an annual report of our shareholders with the Registrar of Companies or make our register of shareholders open to inspection. We also may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. Our amended and restated memorandum and articles of association have been filed as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

The following discussion primarily concerns our ordinary shares and the rights of holders of ordinary shares.

All of our outstanding ordinary shares are fully paid and non-assessable and issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Meetings

Shareholders’ meetings may be convened by a majority of our board of directors or chairman and may not be called by any other person. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Variation of Rights” below.

No business may be transacted at any general meeting, other than business that is either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors (or any duly authorized committee thereof), (ii) otherwise properly brought before an annual general meeting by or at the direction of the board (or any duly authorized committee thereof) or (iii) otherwise properly brought before an annual general meeting by any shareholder of our company who (1) is a shareholder of record on both (x) the date of the giving of the notice by such shareholder provided for in the amended and restated articles of association and (y) the record date for the determination of shareholders entitled to vote at such annual general meeting and (2) complies with the notice procedures set forth in our amended and restated articles of association.

Our amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders’ meetings by way of written resolutions without a meeting.

Voting Rights

In respect of all matters requiring a shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting, a resolution is to be decided on a show of hands unless voting by way of a poll is demanded by (i) the chairman of the meeting, (ii) at least three members present in person or, in the case of a member being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting (iii) any member or members present in person or, in the case of a member being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, (iv) a member or members present in person or, in the case of member being a corporation, by its duly authorized representative or by proxy and holding shares in our company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right, or (v) if required by the rules of the NASDAQ, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as an ordinary practice in the Cayman Islands, and our company has made no provisions in our amended and restated articles of association to allow cumulative voting for such elections.

Calls on Shares and Forfeiture of Shares

Subject to our amended and restated memorandum and articles of association and to the terms of allotment, our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any future shares which are issued with specific rights, (a) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (b) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Variation of Rights

Alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other rights, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NASDAQ or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the NASDAQ, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Entries of any change in the shares and member information, including allotment, transfer, consolidation, subdivision or cancellation, need to be made in the register as and when completed or notified. The register of members of our Company is not required to be maintained in the Cayman Islands and our directors will maintain one register of members, at the office of Computershare Trust Company NA, 250 Royall St., Canton MA 02021.

Share Repurchases

We are empowered under our memorandum of association to purchase our shares subject to the Companies Law and our amended articles of association. Our amended articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Law and, where applicable, the rules of the NASDAQ and the applicable regulatory authority.

Under the Companies Law, a redemption or purchase may be made out of profits, or the proceeds of a new issue of shares made for the purpose of the redemption or purchase, or out of capital provided that the requisite solvency requirements under the Companies Law are met. No redemption or purchase may take place unless the shares are fully paid, or if as a result of the redemption or purchase, there would no longer be any other member of the company holding shares. Shares redeemed may be held in treasury or may be cancelled and are available for reissue.

Dividends

Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we, if so required by the rules of the NASDAQ, have caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Registration Rights

Upon completion of this offering, holders of approximately 13,474,272 of our outstanding ordinary shares initially issued upon conversion of preferred shares upon our initial public offering will continue to be entitled to registration rights, assuming the underwriters do not exercise their option to purchase additional shares. These shares are referred to as registrable securities.

Demand Registration Rights

At any time after the date that is six months after September 25, 2013, the holders of 33% or more of our then outstanding registrable securities may require us, upon written request, to file a registration under the Securities Act with an anticipated aggregate price to the public of at least $10 million. We will be obligated to use our best efforts to register the sale of all registrable securities that holders of registrable securities request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are obliged to effect no more than two such demand registrations which are declared or ordered effective. We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be seriously detrimental to us and our shareholders, but we cannot utilize this right more than once in any 12-month period. Additionally, we are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Form S-3 Registration Rights

Holders of registrable securities may also require us to effect a registration on Form S-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities unless a Form S-3 is not available for such offering or the aggregate price to the public of the shares offered is less than $1.0 million. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once during any 12-month period. Additionally, we are not required to effect the filing of a registration statement during the period ending on a date 180 days following the effective date of a registration initiated by us.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statement for purposes of effecting a public offering of our securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain conditions.

Expenses of Registration

We are required to pay all expenses incurred by us in complying with any demand, Form S-3 or piggyback registration. In addition, we are required to pay for counsel to the Company and one counsel to the selling holders and all the selling shareholders of registrable securities in the registration. We are not required to pay any underwriting discounts and selling commissions applicable to the sale of registered securities nor are we required to pay for any expenses of any demand registration if the request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered, subject to limited exceptions.

We will have no obligations to effect any demand, S-3 or piggyback registration with respect to any registrable securities after five years following the consummation of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market following this offering or perception that such future sales may occur could adversely affect the prevailing market price of our ordinary shares from time to time and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have approximately 27,498,043 outstanding ordinary shares. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Restricted securities may be sold on the NASDAQ Global Market only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ordinary shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (as that term is defined in Rule 144) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Share Options

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period contained in Rule 144.

Form S-8

We have filed a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options granted prior to our initial public offering or that may be issued pursuant to equity awards which may be granted following our initial public offering under our 2006 Share Incentive Plan or our 2013 Performance Incentive Plan. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are (i) held by affiliates has defined in Rule 144, who are, however, eligible to resell such ordinary shares in reliance on Rule 144 but without compliance with the holding period restriction contracted in Rule 144, or (ii) subject to vesting restrictions or lock-up or other contractual restrictions.

Registration Rights

Certain holders of our outstanding shares are entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described below. For a further description of these registration rights, see “Description of Share Capital—Registration Rights.”

Lock-Up Agreements

In connection with our initial public offering, we, our executive officers and directors and all of our existing shareholders that were shareholders prior to our initial public offering agree, with exceptions, not to sell or transfer any ordinary shares or securities convertible into, exchangeable or exercisable for ordinary shares for 180 days after the date of our initial public offering without first obtaining the written consent of Deutsche Bank Securities Inc. and Barclays Capital Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

TAXATION

The following is a summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman (Cayman) Limited, special Cayman Islands counsel to us. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices. To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from April 23, 2013.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the PRC EIT Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the PRC EIT Law and the Implementation Rules, unless otherwise specified, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25%. In addition, the dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced withholding tax rate. According to the Hong Kong Tax Treaty, a company incorporated in Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary. However, the SAT promulgated Circular 601 and Announcement 30, which provide that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. Therefore, it is unclear at this stage whether the reduced rate of 5% under the Hong Kong Tax Treaty could apply to dividends from Montage Shanghai paid to us through our Hong Kong subsidiary. See “Risk Factors — Risk Factors Related to Regulations Applicable to Us- We may not be able to obtain certain treaty benefits on dividends paid by Montage Shanghai to us through our Hong Kong Subsidiary.”

The PRC EIT Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company or any of our other overseas holding companies is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. See “Risk Factors — Risk Factors Related to Regulations Applicable to Us—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences or the Medicare tax of an investment in our ordinary shares. This discussion applies only to U.S. Holders (as defined below) who beneficially own our ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ordinary shares and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow- through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ordinary shares (including any withheld taxes) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Accordingly, distributions paid on our ordinary shares, if any, will generally be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ordinary shares, which are listed on the NASDAQ Global Market, will be readily tradable on an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed for corporations. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of our ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares.

Your adjusted tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long- term capital gain will be taxed at preferential rates. The deductibility of a capital loss may be subject to various limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ordinary shares.

Passive Foreign Investment Company

If we are a passive foreign investment company or “PFIC” in any taxable year in which you hold our ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the share. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2013, 2014 or in the foreseeable future. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of the proceeds from our initial public offering and this offering of our ordinary shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2014. Despite our expectation, there can be no assurance that we were not a PFIC in 2013 and will not be a PFIC in 2014 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. As we have not designated specific uses for all of the net proceeds we receive from our initial public offering or this offering, we may retain a significant portion of those net proceeds in the form of short-term investments or bank deposits for a prolonged period, which could affect our PFIC status in future years. For further details on our intended use of the net proceeds we receive from this offering, see “Use of Proceeds.” We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering and this offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held our ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period for the ordinary shares, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on any portion of the “excess distribution” or gain that is allocated to such period. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on Ordinary Shares” section above if we were a PFIC in the taxable year in which such distribution is made or in the preceding taxable year.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share (by value) of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NASDAQ Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of taxation discussed in the “—Dividends on Ordinary Shares” section above. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer “marketable” or the Internal Revenue Service (“IRS”) consents to the revocation. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

If you own our ordinary shares during any taxable year that we are a PFIC, you are required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult with its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ordinary shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you (a) come within certain exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Certain U.S. Holders who hold “specific foreign financial assets,” including shares of a non-U.S. corporation that are not held in an account maintained by a U.S. “financial institution,” the aggregate value of which exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITERS

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Barclays Capital Inc., have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering price less the estimated underwriting discounts and commissions set forth on the front cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
Needham & Company, LLC
Chardan Capital Markets, LLC
Roth Capital Partners, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the underwriters’ option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to initially offer the ordinary shares to the public at the public offering price set forth on the front cover page of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 750,000 additional ordinary shares at the initial public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. The selling shareholders will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are    % of the public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Fee per share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option

Discounts and commissions paid by us	$	$	$

Discounts and commissions paid by the selling shareholders	$	$	$

An affiliate of an existing shareholder, UMC Capital Corporation, has indicated an interest in purchasing ordinary shares in the offering at the public offering price for up to $10 million in the aggregate. Because this indication of interest is not a binding agreement or commitment to purchase, the affiliate of UMC Capital Corporation may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such persons. The underwriters will receive the same discount and commissions from any ordinary shares purchased by the affiliate of UMC Capital Corporation as they will from any other ordinary shares sold to the public in this offering.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be $        , including a reimbursement to the underwriters for an amount of up to $         for filing fees and expenses (including legal fees and disbursements) incident to securing any required review by the Financial Inquiry Regulatory Authority, Inc. of the terms of sale of ordinary shares in this offering.

We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

In connection with our initial public offering, each of our officers and directors, and substantially all of our shareholders, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any our ordinary shares or other securities convertible into or exchangeable or exercisable for ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date for our initial public offering without the prior written consent of Deutsche Bank Securities Inc. and Barclays Capital Inc. In certain instances, this consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We entered into a similar agreement with the representatives of the underwriters. For purposes of this offering, Deutsche Bank Securities Inc. and Barclays Capital Inc. intend to waive, solely with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to the selling shareholders. Except for the waiver provided by Deutsche Bank Securities Inc. and Barclays Capital Inc. to sell the shares offered in this offering, there are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares.

Naked short sales are any sales in excess of the underwriters’ option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold, on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

ENFORCEABILITY OF CIVIL LIABILITIES

Our ultimate holding company, Montage Technology Group Limited, is registered under the laws of the Cayman Islands as an exempted company with limited liability. Montage Technology Group Limited is registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

A significant portion of our assets and operations are located outside the United States. In addition, some of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman (Cayman) Limited has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. China does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

Any judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including that the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may, upon application by the judgment creditor to enforce the judgment obtained from a United States court, enforce such judgment as a debt due under the rules of common law enforcement.

LEGAL MATTERS

Certain matters of United States Federal and New York State law will be passed upon for us by O’Melveny & Myers LLP. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California is acting as counsel to the underwriters in connection with certain legal matters related to the ordinary shares being offered by this prospectus. The validity of the ordinary shares offered in this offering will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices, and will be passed upon for the underwriters by Fangda Partners.

EXPERTS

The consolidated financial statements of Montage Technology Group Limited as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

At the discretion of the government of the People’s Republic of China in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has converted to a new partnership and changed its name to PricewaterhouseCoopers Zhong Tian LLP, effective from July 1, 2013.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11th Floor, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We are a foreign private issuer within the meaning of the rules under the Securities Act, but have elected to file a registration statement on Form S-1 with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and the exhibits and schedules thereto, at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Because we are subject to the informational reporting requirements of the Exchange Act, and have elected to file on forms applicable to domestic companies, we file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and other information on forms applicable to domestic companies with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You are also able to inspect them without charge at the SEC’s website.

Montage Technology Group Limited

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2012 and September 30, 2013 (unaudited)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December  31, 2010, 2011 and 2012, and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited).

F-4

Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Deficit for the years ended December 31, 2010, 2011 and 2012, and the nine months ended September 30, 2013 (unaudited)

F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012, and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Montage Technology Group Limited:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income (loss), changes in convertible preferred shares and shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of Montage Technology Group Limited and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

August 9, 2013, except for Note 16 as to which the date is September 11, 2013

Montage Technology Group Limited

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	December 31,		September 30,
	2011	2012	2013	2013 pro forma (Note 18)
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,343	$21,580	$41,181	$41,181
Short-term investments	—	6,472	6,443	6,443
Accounts receivable, net	5,924	7,903	10,413	10,413
Inventories	6,981	11,116	9,830	9,830
Prepaid expenses and other current assets	1,798	2,000	2,591	2,591
Current deferred tax assets	420	338	343	343

Total current assets	38,466	49,409	70,801	70,801

Property and equipment, net	1,015	2,284	2,459	2,459
Acquired intangible asset, net	94	1,496	1,020	1,020
Deferred tax assets	291	330	330	330
Deferred offering costs	—	283	3,240	3,240

Total assets	$39,866	$53,802	$77,850	$77,850

Liabilities, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$6,855	$3,719	$5,345	$5,345
Short-term loans	2,063	1,591	—	—
Accrued liabilities	8,091	9,108	11,941	11,941
Deferred margin, net	5,147	1,200	1,545	1,545
Income tax payable	42	261	1,422	1,422
Current deferred tax liabilities	—	34	34	34

Total current liabilities	22,198	15,913	20,287	20,287

Long-term tax liabilities	3,422	4,295	4,288	4,288

Total liabilities	$25,620	$20,208	$24,575	$24,575

Commitments and contingencies (Note 14)
Convertible Preferred Share:
Series A convertible preferred shares, $0.0125 par value; 4,800,000 shares authorized; 4,800,000 issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; none outstanding on a pro-forma basis as of September 30, 2013 (unaudited), (Liquidation value: $6,000 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively)	$6,000	$6,000	$6,000	$—
Series B convertible preferred shares, $0.0125 par value; 4,681,416 shares authorized; 4,255,843 issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; none outstanding on a pro-forma basis as of September 30, 2013 (unaudited), (Liquidation value: $13,092 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively)	17,020	17,020	17,020	—
Series B-1 convertible preferred shares, $0.0125 par value; 4,551,709 shares authorized; 4,049,276 issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; none outstanding on a pro-forma basis as of September 30, 2013 (unaudited), (Liquidation value: $16,191 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively)	21,048	21,048	21,048	—
Series B-2 convertible preferred shares, $0.0125 par value; 3,571,514 shares authorized; 2,839,409 issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; none outstanding on a pro-forma basis as of September 30, 2013 (unaudited), (Liquidation value: $7,947 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively)	10,254	10,309	10,332	—

Shareholders’ equity (deficit):
Ordinary Shares, $0.0125 par value; 26,804,639 shares authorized; 4,293,639, 4,403,859 and 4,660,025 issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively	54	55	58	260
Additional paid-in capital	—	1,010	3,515	57,713
Accumulated comprehensive income	1,810	1,811	2,148	2,148
Statutory reserve	610	740	740	740
Accumulated deficit	(42,550)	(24,399)	(7,586)	(7,586)

Total shareholders’ equity (deficit)	(40,076)	(20,783)	(1,125)	53,275

Total liabilities, convertible preferred share and shareholders’ equity (deficit)	$39,866	$53,802	$77,850	$77,850

The accompanying notes are an integral part of these consolidated financial statements.

Montage Technology Group Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Dollars in thousands, except share and per share data)

	Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Revenue	$29,078	$50,338	$78,245	$54,538	$75,448
Cost of revenue	(21,248)	(22,840)	(31,736)	(21,374)	(27,496)

Gross profit	7,830	27,498	46,509	33,164	47,952

Operating expenses:
Research and development	(11,078)	(13,651)	(17,568)	(12,304)	(19,096)
Sales, general and administrative	(5,046)	(5,895)	(9,792)	(5,614)	(10,681)

Total operating expenses	(16,124)	(19,546)	(27,360)	(17,918)	(29,777)

Income (loss) from operations	(8,294)	7,952	19,149	15,246	18,175
Interest income (expense), net	(44)	(36)	207	75	504
Fair value changes in warrant liability	(37)	—	—	—	—
Other income (expense), net	(114)	(307)	153	253	(157)

Income (loss) before income taxes	(8,489)	7,609	19,509	15,574	18,522
Provision for income tax	(54)	(2,637)	(1,228)	(980)	(1,709)

Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813

Other comprehensive income
Cumulative translation adjustments	276	507	1	(93)	337

Comprehensive income (loss)	$(8,267)	$5,479	$18,282	$14,501	$17,150

Accretion for Series B convertible preferred shares	(960)	(470)	—	—	—
Accretion for Series B-1 convertible preferred shares	(1,274)	(623)	—	—	—
Accretion for Series B-2 convertible preferred shares	(279)	(54)	(55)	(42)	(23)
Allocation to participating preferred shares and restricted shares	—	(3,748)	(15,112)	(12,038)	(13,651)

Net Income (loss) attributable to ordinary shareholders—Basic	$(11,056)	$77	$3,114	$2,514	$3,139
Undistributed earnings re-allocated to ordinary shareholders	—	22	1,059	847	926

Net Income (loss) attributable to ordinary shareholders—Diluted	$(11,056)	$99	$4,173	$3,361	$4,065

Net income (loss) per share:
Basic	$(2,66)	$0.02	$0.72	$0.58	$0.68

Diluted	$(2.66)	$0.02	$0.66	$0.53	$0.62

Weighted-average shares used in computing net income (loss) per share:
Basic	4,157,498	4,260,192	4,319,243	4,303,135	4,618,302

Diluted	4,157,498	5,924,390	6,366,682	6,295,066	6,557,368

The accompanying notes are an integral part of these consolidated financial statements.

Montage Technology Group Limited

Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Deficit

(Dollars in thousands, except share and per share data)

	Series A Convertible Preferred Share		Series B Convertible Preferred Share		Series B1 Convertible Preferred Share		Series B2 Convertible Preferred Share		Subscription receivable Amount	Total Preferred Share Amount	Ordinary Shares		Additional Paid-in Capital Amount	Statutory reserve Amount	Accumulated Other Comprehensive Income Amount	Accumulated Deficit Amount	Total Shareholders’ Deficit Amount
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance as of January 1, 2010.	4,800,000	$6,000	10,639,608	$15,590	10,123,189	$19,151	4,000,456	$6,383	$(42)	$47,082	10,162,855	$51	$217	—	$1,027	$(36,427)	$(35,132)
Issuance of ordinary shares in connection with share option exercises	—	—	—	—	—	—	—	—	—	—	14,166	—	5	—	—	—	5
Vesting of ordinary shares issued for early exercised options	—	—	—	—	—	—	—	—	—	—	130,000	2	28	—	—	—	30
Issuance of Series B-2 convertible preferred share in connection with warrant exercises	—	—	—	—	—	—	1,239,227	3,538	—	3,538	—	—	—	—	—	—	—
Collection of Series B-2 convertible preferred shares consideration	—	—	—	—	—	—	—	—	42	42	—	—	—	—	—	—	—
Accretion to redemption value of convertible preferred shares	—	—	—	960	—	1,274	—	279	—	2,513	—	—	(1,028)	—	—	(1,485)	(2,513)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	778	—	—	—	778
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	276	—	276
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,543)	(8,543)

Balance as of December 31, 2010	4,800,000	6,000	4,255,843	16,550	4,049,276	20,425	2,839,409	10,200	—	53,175	4,209,306	53	—	—	1,303	(46,455)	(45,099)

Issuance of ordinary shares in connection with share option exercises	—	—	—	—	—	—	—	—	—	—	61,333	1	42	—	—	—	43
Vesting of ordinary shares issued for early exercised options	—	—	—	—	—	—	—	—	—	—	23,000	—	17	—	—	—	17
Accretion to redemption value of convertible preferred shares	—	—	—	470	—	623	—	54	—	1,147	—	—	(690)	—	—	(457)	(1,147)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	631	—	—	—	631
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	507	—	507
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	610	—	(610)	—
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,972	4,972

Balance as of December 31, 2011	4,800,000	6,000	4,255,843	17,020	4,049,276	21,048	2,839,409	10,254	—	54,322	4,293,639	54	—	610	1,810	(42,550)	(40,076)

The accompanying notes are an integral part of these consolidated financial statements.

	Series A Convertible Preferred Share		Series B Convertible Preferred Share		Series B1 Convertible Preferred Share		Series B2 Convertible Preferred Share		Sub- scription receivable Amount	Total Preferred Share Amount	Ordinary Shares		Additional Paid-in Capital Amount	Statutory reserve Amount	Accumu- lated Other Compre- hensive Income Amount	Accumu- lated Deficit Amount	Total Share- holders’ Deficit Amount
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Issuance of ordinary shares in connection with share option exercises	—	—	—	—	—	—	—	—	—	—	106,220	1	67	—	—	—	68
Vesting of ordinary shares issued for early exercised options	—	—	—	—	—	—	—	—	—	—	4,000	—	9	—	—	—	9
Accretion to redemption value of convertible preferred shares	—	—	—	—	—	—	—	55	—	55	—	—	(55)	—	—	—	(55)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	989	—	—	—	989
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Appropriations to statutoryg reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—	(130)	—
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,281	18,281

Balance as of December 31, 2012	4,800,000	$6,000	4,255,843	$17,020	4,049,276	$21,048	2,839,409	$10,309	$—	$54,377	4,403,859	$55	$1,010	$740	$1,811	$(24,399)	$(20,783)

Issuance of ordinary shares in connection with share option exercises (Unaudited)	—	—	—	—	—	—	—		—	—	251,166	3	61	—	—	—	64
Vesting of ordinary shares issued for early exercised options (Unaudited)	—	—	—	—	—	—	—	—	—	—	5,000	—	5	—	—	—	5
Accretion to redemption value of convertible preferred shares (Unaudited)	—	—	—	—	—	—	—	23	—	23	—	—	(23)	—	—	—	(23)
Share-based compensation (Unaudited)	—	—	—	—	—	—	—		—		—	—	2,462	—	—	—	2,462
Foreign currency translation adjustment (Unaudited)	—	—	—	—	—	—	—		—		—	—	—	—	337	—	337
Net income for the period (Unaudited)	—	—	—	—	—	—	—		—		—	—	—	—	—	16,813	16,813

Balance as of September 30, 2013 (Unaudited)	4,800,000	$6,000	4,255,843	$17,020	4,049,276	$21,048	2,839,409	$10,332	—	$54,400	4,660,025	$58	$3,515	$740	$2,148	$(7,586)	$(1,125)

The accompanying notes are an integral part of these consolidated financial statements.

Montage Technology Group Limited

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	813	583	1,240	644	1,915
Share-based compensation	778	631	989	682	2,462
Deferred income taxes	(22)	(660)	77	61	2
Inventory write-downs	1,561	545	522	204	414
Fair value changes in warrant liability	37	—	—	—	—
Write-down for prepaid expenses and other current assets	755	—	—	—	—
Exchange loss (gain)	269	495	126	(61)	320
Changes in assets and liabilities:
Accounts receivable	3,624	(4,433)	(1,979)	(1,492)	(2,510)
Inventories	437	(5,140)	(4,654)	(381)	957
Prepaid expenses and other current assets	(823)	41	(129)	7	(488)
Accounts payable	(396)	4,146	(3,139)	(2,717)	1,615
Income tax payable	76	3,296	1,092	922	1,154
Deferred margin, net	(1,151)	4,319	(3,947)	(4,139)	345
Other payables and accruals	1,648	2,392	925	(2,255)	103

Net cash provided by (used in) operating activities	(937)	11,187	9,404	6,069	23,102

Cash flows from investing activities
Purchases of property and equipment	(734)	(648)	(2,109)	(1,509)	(1,160)
Purchase of intangible assets	(90)	(159)	(1,926)	(950)	(484)
Purchase of short-term investments	—	—	(11,232)	(6,398)	(33,190)
Proceeds from maturities of short-term investments	—	—	4,764	3,154	33,453

Net cash used in investing activities	(824)	(807)	(10,503)	(5,703)	(1,381)

Cash flows from financing activities
Proceeds from exercise of options	5	43	68	12	64
Proceeds from early exercise of options	—	18	—	—	11
Proceeds from issuance of Series B-2 convertible preferred shares	42	—	—	—	—
Proceeds from exercise of warrants	1,545	—	—	—	—
Proceeds from short-term loans	3,843	3,087	1,578	1,578	—
Repayment for short-term loans	(3,020)	(3,784)	(2,056)	(2,056)	(1,591)
Cash paid for initial public offering cost	—	—	(143)	—	(421)

Net cash provided by (used in) financing activities	2,415	(636)	(553)	(466)	(1,937)

Effect of exchange rate changes on cash	131	281	(111)	(44)	(183)

Net increase (decrease) in cash and cash equivalents	785	10,025	(1,763)	(144)	19,601
Cash and cash equivalents at beginning of period	12,533	13,318	23,343	23,343	21,580

Cash and cash equivalents at end of period	$13,318	$23,343	$21,580	$23,199	$41,181

Supplemental Cash Flow Information
Income taxes paid	$—	$—	$62	$—	$554
Interest paid	112	147	103	79	10
Non-cash Investing and Financing Activities
Accounts payable for acquisition of property and equipment	—	2	87	70	59
Accounts payable for acquisition of intangible assets	99	—	—	—	—
Vesting of ordinary shares issued for early exercised options	30	17	9	9	5
Series B-2 convertible preferred shares issued upon warrant exercise	1,989	—	—	—	—
Accrued initial public offering cost	—	—	140	—	2,676

The accompanying notes are an integral part of these consolidated financial statements.

Montage Technology Group Limited

Notes to Consolidated Financial Statements

(Dollars in thousands except share and per share data)

1. Organization and Summary of Significant Accounting Policies

Montage Technology Group Limited (the “Company”) was incorporated as an international business company with limited liability under International Business Companies Act, 1984 of the British Virgin Islands on March 29, 2004 and continued to, and registered in the Cayman Islands as an exempted company on April 24, 2006. The Company conducts business in several territories including China, Hong Kong, Taiwan and the United States through its wholly owned subsidiaries. As of December 31, 2011 and 2012 and September 30, 2013, the Company had 306, 418 and 459 employees, respectively, the significant majority of which are based in China.

The Company is a global fabless provider of analog and mixed signal semiconductor solutions currently addressing the home entertainment and cloud computing markets. The foundation of its technology platform is the Company’s ability to design high performance, low power semiconductors by using its proprietary building blocks which include radio frequency and analog front end solutions, digital signal processors and high speed interfaces. In the home entertainment market, the Company’s technology platform enables it to design highly integrated solutions with customized software for set-top boxes. The Company’s solutions optimize signal processing performance under demanding operating conditions typically found in emerging market environments. In the cloud computing market, the Company offers high performance, low power memory interface solutions that enable memory intensive server applications.

a.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated upon consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s fiscal year end is December 31.

The unaudited consolidated financial statements and related footnotes have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company’s management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those consolidated financial statements and related footnotes for interim periods.

All share-related disclosures, including par value, share price, number of ordinary shares, preferred shares, share options, restricted shares, and warrants, exercise prices of share options, restricted shares, and warrants and related fair value per share, and net income (loss) per share calculations, have been recast to reflect the 2.5-for-1 reverse share split (See Note 16) for all periods presented.

b.	Initial Public Offering

On October 1, 2013, the Company completed an initial public offering (the “Offering”) of 8,165,000 shares of ordinary shares at a price of $10.00 per share, including 5,325,000 additional ordinary shares issued by the Company and 2,840,000 shares sold by existing shareholders. Accordingly, the Company received net proceeds of $46.9 million from the issuance of the ordinary shares in the offering after deducting underwriting discounts and commissions of $3.7 million and excluding other offering expenses of approximately $2.6 million.

Upon completion of the initial public offering on October 1, 2013, the Series A, B, B1 and B2 Convertible Preferred Shares automatically converted into 16,163,598 ordinary shares and the related carrying amounts were reclassified as additional paid-in capital. As these transactions occurred after September 30, 2013, they are not reflected in the unaudited consolidated financial statements as of and for the nine months period ended September 30, 2013. See Note 18 for discussion of the unaudited pro forma information.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

c.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include share-based compensation, allowance for doubtful accounts, inventory write-down, allowance for deferred tax assets, provision for uncertain tax positions, and estimated useful lives of equipment and intangible assets.

d.	Cash and Cash Equivalents

The Company considers all cash on demand and time deposits with original maturities of less than three months to be cash and cash equivalents.

e.	Short-term Investments

Highly liquid investments with original maturities of greater than three months and less than one year are classified as short-term investments. For investments in financial instruments with variable interest rates indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and remeasured these investments subsequently at fair value. Changes in the fair value are reflected as interest income in the consolidated statements of operations and comprehensive income (loss).

The Company has revised the consolidated statements of cash flows for the year ended December 31, 2012 to present investment income of $141 as an operating cash inflow versus as an investing item. The impact of this revision is not material to the Company’s previously reported operating or investing cash flows, and had no impact on total cash flows.

f.	Fair Market Value of Financial Instruments

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount reflected in the balance sheet for cash and cash equivalents, accounts receivable, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, approximate their fair value due to the short-term nature of these financial instruments. The fair market value of outstanding warrants that were exercised to purchase convertible preferred shares in June 2010 was classified as Level 3 financial instruments.

There were no financial assets and liabilities classified as Level 3 financial instruments as of December 31, 2011 and 2012 and September 30, 2013 (unaudited).

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy as of December 31, 2011:

Items	As of December 31, 2011	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$16,438	$16,438	$—	$—
Time deposits with the maturity term below 3 months	6,905	6,905	—	—

	$23,343	$23,343	$—	$—

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy as of December 31, 2012:

Items	As of December 31, 2012	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$12,175	$12,175	$—	$—
Time deposits with the maturity term below 3 months	9,405	9,405	—	—
Short-term investments	6,472	—	6,472	—

	$28,052	$21,580	$6,472	$—

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy as of September 30, 2013 (unaudited):

	As of September 30, 2013	Fair value measure at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$27,414	$27,414	$—	$—
Bank investment products readily convertible within the maturity term below 3 months	9,759	—	9,759	—
Time deposits with the maturity term below 3 months	4,008	4,008	—	—
Time deposits with the maturity term greater than 3 months but less than 1 year	50	50	—	—
Short-term investments	6,393	—	6,393	—

Total	$47,624	$31,472	$16,152	$—

As of December 31, 2012, and September 30, 2013, the investments measured at fair value by level 2 are issued by banks with variable interest rates indexed to performance of underlying assets, from 4.60% to 4.80% and from 3.20% (unaudited) to 4.60% (unaudited), respectively. Since these investments’ maturity dates are within one year, they are classified as short-term investments. To estimate the fair value of the short-term investments, the Company refers to the quoted rate of return provided by the bank at the end of each period using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the Company recorded in the consolidated statements of operations and comprehensive income (loss) a change in the fair value of short-term investments in the amount of $0, $0, $141, $63 (unaudited) and $344 (unaudited), respectively.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

For changes in the fair value of warrant liabilities for the year ended December 31, 2010 and assumptions used for the fair value measurement of the Level 3 warrant liabilities, please see Note 9.

g.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

As of December 31, 2011 and 2012, and September 30, 2013 (unaudited), substantially all of the Company’s cash and cash equivalents and short-term investments were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, and short-term investments.

The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors and customers with balances over 10% of total revenue:

	Year Ended December 31,			For the Nine Months Ended September 30,
Revenue	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Company A	21%	33%	9%	7%	7%
Company B	19%	9%	5%	6%	3%
Company C	33%	36%	18%	21%	8%
Company D	0%	0%	50%	43%	71%

	As of December 31,		As of September 30,
Accounts receivable	2011	2012	2013
			(unaudited)
Company B	18%	1%	2%
Company D	68%	89%	79%

The Company establishes credit limits for each distributor and customer and reviews such limits prior to product shipment. The Company has not experienced any credit loss from its distributors and customers.

h.	Accounts Receivable and Allowance for Doubtful Accounts

The Company records its accounts receivable as invoiced. The Company performs ongoing assessments of the credit worthiness of its customers. The Company will establish an allowance for doubtful accounts based upon its assessment of the collectability of specific customer accounts. There was no allowance for doubtful accounts or any write-offs of accounts receivable for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited).

i.	Inventories

Inventories include work in progress and finished goods (which the Company defines as products that are completed and have passed final quality testing of production by third-party contract manufacturers, but have not necessarily been packaged), and are stated at the lower of cost or market. Cost is determined on a first-in, first-

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

out basis. Inventory reserves are established based on estimated obsolescence or marketability of the specified inventory. The reserve that is established is equal to the difference between the cost of the inventory and the estimated realized value based upon management assumptions. These assumptions include estimates of future demand and market conditions in which the product is sold. Once the inventory is written down, a new cost basis is established and it is not reversed.

j.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on property and equipment over the estimated useful lives ranging from three to five years on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repairs and maintenance are charged to expense as incurred. Useful lives by asset category are as follows:

Asset Category	Years
Office equipment	3-7 years
Leasehold improvements	Shorter of lease term or estimated useful life
Equipment	3-5 years
Furniture and fixtures	3-7 years

k.	Intangible assets

Intangible assets include acquired assembled workforce and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from 18 to 36 months.

l.	Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairments for long-lived assets and intangible assets for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited).

m.	Revenue Recognition

The Company’s revenue is generated from the sale of its semiconductor solutions sold into the home entertainment and cloud computing markets. In the home entertainment market, the Company sells set-top box solutions which consist of highly integrated semiconductors and embedded software. The Company does not deliver software as a separate product in connection with the sale of the Company’s solutions nor is any software upgrade offered after the sale of the Company’s solutions.

The Company recognizes revenue only when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The Company sells substantially all of its set-top solutions through third-party independent distributors under agreements allowing for pricing credits and/or rights of return. It sells substantially all of its memory interface products to memory module manufacturers. For direct sales to end customers, the Company recognizes revenue at the time of shipment to its end customers when all of the above criteria are met. For sales through distributors, the Company defers the recognition of revenue and related product costs until the sale and delivery by the distributor to the end customer occurs because returns or price adjustments cannot be reliably estimated due to rapid changes in technology, consumer preferences and prices. Upon shipment to the distributor, the Company records an accounts receivable from the distributors based on the amount it is entitled to bill the distributors according to contractual arrangements. This amount less related costs of products delivered is recorded as deferred margin, net on the consolidated balance sheet (See Note 1.o below). If the distributors’ margin to the end customer is greater/lower than the distributor’s margin agreed in the contractual agreement, the distributor will receive a debit/credit for the difference.

The Company does not accept product returns from customers except for returns to satisfy warranty claims (See Note 1.p below).

n.	Cost of Revenue

Cost of revenue includes cost of materials, such as wafers processed by third-party foundries, cost associated with packaging and assembly, test and shipping, cost of personnel, including share-based compensation, logistics and quality assurance, warranty cost, and write down of inventories.

o.	Deferred Margin, Net

The Company defers revenue recognition on sales to distributors until its products are sold by the distributors to end customers, which is when the selling price to the distributor is fixed or determinable. Deferred margin, net is calculated as: 1) deferred revenue that is recorded based on the amount of the sale price that the Company is entitled to bill the distributor at the time of shipment to the distributor based on terms of the distribution agreement, less 2) deferred cost of revenue, representing the costs of products shipped to the distributor.

Under the Company’s contract with LQW Technology Company Limited (“LQW”), which has been a distributor for the Company’s products since October 2011 and was the Company’s largest distributor in 2012 and the nine months ended September 30, 2013, the Company is entitled to bill only a portion of the total sale price at the time of shipment (deferred revenue), with the remainder billed upon sale by LQW to the end customer. Upon sale by LQW to the end customer, the Company bills the remaining sale price to LQW and recognizes this amount as revenue directly (rather than initially as deferred revenue) and also recognizes the previously deferred amount as revenue, as the sale price is fixed and determinable and all criteria for revenue recognition have been met.

For the Company’s other distributors, the Company is typically entitled to bill the entire sale price at the time of shipment, which is recorded as deferred revenue upon shipment and recognized as revenue when sales from the distributors to end customers occur.

The distributors resell the Company’s products to end customers at a range of individually negotiated prices based on a variety of factors, including the identity of the end customer and its historical relationship with the Company, the type of product sold and sales quantity. With reference to these factors, according to the terms of

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

the Company’s distribution agreement with the distributor, the Company adjusts the original sale price to the distributor based on the actual resale price from the distributor to end customer. Primarily because of the uncertainty related to the final price, the Company defers recognition of revenue and cost of sales to distributors until the products are sold by the distributors to end customers. The amount of gross margin the Company recognizes in future periods may be more than or less than the originally recorded deferred margin, net as a result of any price adjustment. The Company records price adjustments against deferred margin, net at the time of the distributor’s sale to the end customer.

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the total net price adjustments were a downward adjustment of $1,424, or 4.9% of total revenue, an upward adjustment of $341, or 0.7% of total revenue, and a downward adjustment of $256, or 0.3% of total revenue, a downward adjustment of $195 (unaudited), or 0.4% of total revenue and a downward adjustment of $453 (unaudited), or 0.6% of total revenue, respectively. The decreasing trend in total price adjustments was primarily due to increased sales of solutions that had relatively stable pricing and an increasing proportion of sales to LQW for which the majority of the sale price was billed at the time LQW completed its sales to the end customer. For the portion of sales to LQW that the Company bills at the time LQW completes the sale to the end customer, the Company records the billed amount directly to revenue. Therefore, no price adjustment is necessary.

Deferred cost of revenue, a component of deferred margin, net, is stated at the lower of cost or market value. The Company evaluates whether its deferred cost of revenue has been impaired based on expected net cash flows to be received for the deferred items. There was no impairment for deferred cost of revenue for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited).

p.	Warranty

The Company provides a one-year product warranty. The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The reserves established are regularly monitored based upon historical experiences and any actual claims are charged against the reserve. Warranty reserves are recorded as a cost of net revenue. The warranty cost incurred during the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 were $211, $75, $255, $37 (unaudited) and $128 (unaudited), respectively.

q.	Research and Development Expense

Research and development costs are expensed when incurred and consist primarily of personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. Research and development expense also includes new product engineering mask costs, prototype integrated circuit packaging and test costs, computer-aided design software license costs, intellectual property license costs, reference design development costs, development testing and evaluation costs and depreciation expense.

r.	Government Funded Research and Development Projects

The Company participates in research and development projects which are funded by the People’s Republic of China (“PRC”) government under agreed upon written agreements. Under these government funded projects, the Company records the government funds as accrued liabilities when received and such funds are subsequently recognized as a reduction to expenses in the period when the Company has reasonable assurance that it has complied with the conditions attached to the agreement. This is typically after the Company passes a review

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

process. If an agreement does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. For government funds specifically approved for the purchase of depreciable assets, the related funds received are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the Company recorded $0, $0, $1,025, $1,025 (unaudited) and $396 (unaudited) government funding as a deduction to expense, respectively. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), the Company has not incurred or recorded any reduction to the carrying value of the related assets. As of December 31, 2011 and 2012 and September 30, 2013, the Company has recorded an accrued liability for cash funding received from the PRC government of $3,273, $3,055, and $3,893 (unaudited), respectively, because the government had not commenced its review of the research and development projects qualified for funding at the end of the respective periods.

s.	Operating Leases

The Company records rent expense on a straight-line basis over the lease term. Any difference between rent expensed and rent paid is recorded as deferred rent.

t.	Share-Based Compensation

The Company has adopted a share incentive plan under which options to purchase ordinary shares (“Share Options”) and Restricted Share Awards (“RSA”) have been granted to employees, consultants and directors. Under the plan, the Company is authorized to issue equity awards equal to 6,566,544 ordinary shares as of December 31, 2012 and September 30, 2013 (unaudited), respectively. Share Options granted expire ten years from the date of grant and generally vest over four years, with 25% on the first anniversary of the date of grant and monthly thereafter over the remaining vesting period. RSAs have various vesting periods determined by the plan administrator, and generally vest over four years, with 25% on each anniversary of the vesting commence date.

The Company recognizes a compensation expense for Share Options and RSAs granted to employees based on their estimated fair value on the grant date on a straight-line basis over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The Company uses the Black-Scholes option pricing model to determine the fair value of the Share Options granted and RSA’s fair value is determined based on the fair value of the Company’s ordinary shares on grant date.

The fair value of options granted to non-employees is determined using the Black-Scholes option pricing model. The fair value of unvested options and restricted shares granted to non-employees is re-measured at each reporting period until the options and restricted shares are fully vested.

u.	Sales, General and Administrative Expense

Sales, general and administrative expense primarily includes personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. Sales, general and administrative expense also includes field application engineering support, commissions to independent sales representatives, travel costs, professional and consulting fees, legal fees, trade shows, depreciation expense and occupancy costs.

v.	Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded for the tax consequences attributable to the differences between the carrying amounts of

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry- forwards. Deferred tax assets and liabilities are measured using tax rates enacted and expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is considered that it is more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, the Company considers factors including future reversals of existing taxable temporary differences, future profitability and tax planning strategies. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred. If events were to occur in the future that would require the Company to realize less of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period when those events occurred. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

The Company applies the authoritative guidance for the accounting for uncertainty in income taxes. The guidance requires that the tax effect of a position be recognized only if it is “more likely than not” to be sustained based solely on the technical merits of tax laws and regulations as of the reporting date. The Company assesses its tax position and benefits by evaluating numerous factors which may require periodic adjustment. The Company’s financial statements reflect only those tax positions that are more likely than not to be sustained under examination.

w.	Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss), such as the differences for translation of subsidiaries’ financial statements where the United States dollar (“USD”) is not their functional currency.

x.	Net Income (Loss) Per Share

The Company follows the authoritative guide that establishes a two class method for calculating net income (loss) per share. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The guidance requires earnings available to ordinary shareholders, after deducting preferred shares dividends, be allocated between ordinary and preferred shareholders based on each shareholders’ respective rights to dividends, whether or not declared. Basic net income (loss) is calculated by dividing net income (loss) allocable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is calculated under the as-if-converted method unless the conversion of the preferred shares is anti-dilutive to basic net income per share. Diluted net income (loss) per share is calculated by dividing the net income (loss) allocable to ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted for the effects of potentially dilutive ordinary shares, which are comprised of share options, restricted shares and convertible preferred shares. The guidance does not require the presentation of basic and diluted net income (loss) per share for securities other than ordinary shares, therefore net income (loss) per share pertain only to the Company’s ordinary shares.

y.	Foreign Currency Translation

The functional currency of the Company and its subsidiaries incorporated in the U.S. and Cayman Islands is the USD. The functional currency of the Company’s three subsidiaries incorporated in Hong Kong is USD as

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

i) two of them, Montage Semiconductor Hong Kong Company Limited and Montage Technology Hong Kong Company Limited, are holding companies with limited cash flows and their cash, paid-in capital and long-term investment are denominated in USD and ii) Montage Technology Company Limited (“MT Company”) historically was responsible for a majority of sales and purchases with external third parties and other group companies. MT Company enters into sale and purchase contracts in USD and settles related receivables and payables in USD. In addition, inter- company charges between MT Company and the Company or its subsidiaries are also denominated and settled in USD. The Company concluded that the primary economic environment in which MT Company operates is in USD. The functional currency of the Company’s subsidiaries incorporated in the PRC, which are mainly for research and development activities of the Company, is the Renminbi (“RMB”) as a majority of their purchases and research and development expenses are denominated and settled in RMB. The functional currency of the Company’s subsidiary incorporated in Taiwan is Taiwan dollars. After the Company’s subsidiary incorporated in Macao was established in June 2013, substantially all of the business transaction under MT Company described above is being conducted by the subsidiary in Macao. The Company determined that the functional currency for the subsidiary in Macao is USD as the primary economic environment in which it operates is in USD.

Monetary assets and liabilities in currency denomination other the functional currency are translated into the functional currency at the rate of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable exchange rate on the day the transaction occurred. Gains and losses resulting from the translation are included in other income (expense), net. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, foreign exchange loss (gain) was $269, $495, $126, $(61) (unaudited) and $320 (unaudited), respectively.

The Company has chosen the USD as the reporting currency. For the subsidiaries whose functional currency is not the USD, their assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, and expenses, gains, and losses are translated using the average exchange rate for the reporting period. Foreign currency translation adjustments are accounted for as accumulated comprehensive income, which is a component of shareholders’ deficit.

z.	Appropriations to Statutory Reserves

In accordance with the relevant PRC regulations, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit reported under PRC accounting standards, to the general reserve until the general reserve has reached 50% of the registered capital of each subsidiary in PRC. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. For the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, the appropriations to statutory reserves for profit making subsidiaries in PRC were $0, $610, $130, $0 (unaudited) and $0 (unaudited), respectively.

aa.	Employee Benefit Plan

The Company’s subsidiaries incorporated in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries in PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations. The Company’s

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

subsidiaries in the PRC have no further commitments beyond their monthly contributions. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the Company’s subsidiaries in the PRC contributed a total of $1,111, $1,558, $2,339, $1,692 (unaudited) and $2,327 (unaudited), respectively, to these funds.

The Company’s subsidiaries in Hong Kong and Taiwan contribute to pension funds administrated by independent third parties and have no further payment obligations once the contributions have been paid. The contributions to the schemes are based on a fixed percentage of the employees’ relevant income per month and are expensed as incurred. The Company has no legal or constructive obligation to pay further contributions if the funds do not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the Company’s subsidiaries in Hong Kong and Taiwan contributed a total of $0, $0, $10, $0 (unaudited) and $88 (unaudited), respectively, to these funds.

The Company’s subsidiary in the United States does not participate in any pension or similar employee saving plans.

bb.	Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This update is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment.” The update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. This update provides that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. This update is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company is currently evaluating the impact on its financial statements of adopting this update.

On April 22, 2013, the FASB issued Accounting Standards Update No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This guidance addresses when and how an entity should apply the liquidation basis of accounting. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940 (the 1940 Act). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

On July 18, 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Income Taxes - Topic 740). This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this Update do not require new recurring disclosures. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is currently evaluating the impact on its financial statements of adopting this update.

2. Inventories

Inventories consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)		(unaudited)
Work in progress	$1,354	$3,665	$5,491
Finished goods	5,627	7,451	4,339

	$6,981	$11,116	$9,830

During the second quarter of 2013, in order to prepare for the implementation of a new ERP system, management performed a detailed review of the production processes of the Company’s products and concluded that, upon completion of the final quality testing and prior to packing for shipping, those products should be included in finished goods as they are ready for sale. Previously, products were not classified as finished goods until they were fully packed for shipment. Accordingly, the Company has revised the classification of work in progress and finished goods by stage of production to include completed but not packaged products as finished goods. Management considers that both approaches of segregating work in progress and finished goods have their basis. To ensure the disclosure of inventory is consistent for each of the periods presented, the Company has revised the classification of inventory by stage of completion by now including $5,464 and $7,373 in finished goods as of December 31, 2011 and 2012, respectively, that was previously included in work in progress. The impact of this revision had no impact on total inventory balances.

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the Company recorded inventory write-downs of $1,561, $545, $522, $204 (unaudited) and $414 (unaudited), respectively, due to excess and obsolete inventory and lower of cost or market markdown. As of December 31, 2011 and 2012 and September 30, 2013, the Company has a total inventory reserve balance of $2,173, $2,406 and $1,321 (unaudited), respectively. Once the write-down is recorded, it establishes a new cost basis and is not subsequently reversed.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(unaudited)
Value-added tax recoverable	$543	$486	$603
Prepaid license fees	150	294	141
Prepayment for material purchase	481	170	173
Rental deposits	316	321	400
Value-added tax refundable on export sales	56	306	489
Other prepaid expenses and other current assets	252	423	785

	$1,798	$2,000	$2,591

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)		(unaudited)
Office and other equipment	$2,103	$3,193	$3,862
Furniture and fixtures	389	475	663
Leasehold improvements	512	1,354	1,665

	3,004	5,022	6,190
Less: accumulated depreciation and amortization	(1,989)	(2,738)	(3,731)

	$1,015	$2,284	$2,459

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, depreciation expense was $313, $405, $742, $482 (unaudited) and $929 (unaudited), respectively.

5. Acquired Intangible Assets, Net

Acquired intangible assets, net consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)		(unaudited)
Assembled workforce(1)	$—	$1,900	$1,900
Technology Licenses	150	150	116
Software	—	—	265
Montage Macao license(2)	—	—	129
Less: accumulated amortization	(56)	(554)	(1,390)

	$94	$1,496	$1,020

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, amortization expense was $500, $178, $498, $162 (unaudited) and $986 (unaudited), respectively.

As of December 31, 2012, the Company expects to record estimated amortization expenses of $1,285, $211, $0, $0 and $0 for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

As of September 30, 2013, the Company expects to record estimated amortization expenses of $324 (unaudited), $240 (unaudited), $24 (unaudited), $23 (unaudited) and $23 (unaudited) for the three months ended December 31, 2013 and the years ended December 31, 2014, 2015, 2016 and 2017, respectively.

(1)	Assembled workforce

On August 23, 2012, Montage Technology Hong Kong Limited, a wholly owned subsidiary of the Company, entered into agreements with a third party to acquire a research and development workforce, intellectual property (“IP”) and computers and office equipment for total cash consideration of $2,016. The acquisition was completed in September 2012. The Company determined that the acquisition of research and development workforce, IP and computers and office equipment should be accounted for an asset acquisition as the group of assets acquired by the Company did not meet the definition of a business as pursuant to ASC 805. The Company allocated the total consideration to the acquired research and development workforce, IP (which was obsolete) and computers and office equipment with the amount of $1,900, $0 and $116, respectively, on the acquisition date. The research and development workforce is recorded as assembled workforce and amortized on a straight line basis over 18 months as the Company expected the acquired workforce to provide economic benefit to the Company during this period based on the Company’s prior experience in developing research and development workforce and conducting research and development activities.

(2)	Montage Macao license (unaudited)

The Company entered into a memorandum of understanding to acquire Sonoma Commercial Offshore, Ltd, a Macao Offshore Company, which was subsequently renamed Montage Technology Commercial Offshore Limited (“Montage Macao”), to be the principal entity in the Company’s international corporate structure. The acquisition of Montage Macao was completed in May 2013 when Montage Macao completed its registration with the Macao government and the Company took control over Montage Macao. Montage Macao did not have any assets or liabilities other than a qualification license as a commercial offshore entity in Macao. The Company determined that the acquisition of Montage Macao shall be accounted for as an asset acquisition of its commercial offshore license qualification in Macao as it did not meet the definition of a business as pursuant to ASC 805-20-20 and ASC 805-10-55-4 through 805-10-55-9. The useful life of the commercial offshore license qualification in Macao is indefinite as long as the Company maintains its offshore business in Macao. Therefore, the acquisition cost of $129 for the commercial offshore license is not amortized and shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the commercial offshore license might be impaired pursuant to ASC 350-30-35-18 through 35-20.

6. Short-Term Loans

There were no short-term bank loans outstanding as of September 30, 2013 (unaudited). The short-term bank loans outstanding as of December 31, 2011 and 2012 carried a weighted average interest rate of 6.35%, and 5.88%, per annum, respectively. The borrowings were repayable in one year of their respective draw-down date. Proceeds from short-term bank borrowings were for working capital purposes. None of the short-term bank loans bear financial covenants or restrictions.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Short-term bank loans as of December 31, 2011 and 2012 were all denominated in RMB.

The Company repaid the outstanding short-term bank loans of $795.5 and $795.5 upon maturity in January and February 2013, respectively.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)		(unaudited)
Government funding for research and development projects(1)	$3,273	$3,055	$3,893
Accrued employee compensation and other employee expenses	2,196	4,505	3,504
Accrued research and development expenses	1,317	28	—
Accrued royalty on licensed technology	466	—	—
Advances from customers	141	230	267
Accrued warranty	111	149	187
Accrued professional service fee	33	497	3,484
Proceeds received for early exercised options	9	—	8
Other accrued liabilities	545	644	598

	$8,091	$9,108	$11,941

(1)	For the nine months ended September 30, 2012 and 2013, the Company recorded $1,025 (unaudited) and $396 (unaudited) government funding as a deduction to expense, respectively. The Company has not recorded any reduction to the carrying value of depreciable assets. As of December 31, 2012 and September 30, 2013, the Company has recorded an accrued liability for cash funding received from the PRC government of $3,055, and $3,893 (unaudited), respectively, because the government had not commenced its review of the research and development projects qualified for funding at the end of the respective periods.

8. Deferred Margin, Net

Deferred margin, net consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)		(unaudited)

Deferred revenue	$12,685	$15,878	$20,146
Deferred cost of revenue	(7,538)	(14,678)	(18,601)

	$5,147	$1,200	$1,545

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The deferred revenue and deferred cost of revenue on sales to distributor activities for the years ended 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 were as follows:

	For the Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)	(unaudited)
Balance at the beginning of the period	$1,979	$828	$5,147	$5,147	$1,200
Revenue deferred upon shipment to distributors	23,739	53,085	40,456	27,734	33,847
Cost of sales deferred upon shipments to distributors	(14,933)	(23,426)	(31,655)	(18,509)	(26,952)
Revenue recognized upon resale from distributors to end customers	(23,780)	(43,747)	(37,007)	(26,295)	(29,126)
Cost of sales recognized upon resale from distributors to end customers	15,247	18,066	24,515	13,126	23,029
Price adjustments to distributors	(1,424)	341	(256)	(195)	(453)

Balance at the end of period	$828	$5,147	$1,200	$1,008	$1,545

The following table shows reconciliation from revenue recognized upon resale from distributors to end customers as included in the above table to revenue recorded in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013:

	For the Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)	(unaudited)
Revenue recognized upon resale from distributors to end customers (through deferred revenue)	$23,780	$43,747	$37,007	$26,295	$29,126
Revenue recognized upon resale from LQW to end customers (recorded directly in revenue)(1)	—	—	29,007	17,998	38,115
Revenue recognized for the Company’s sales directly to end customers	5,298	6,591	12,231	10,245	8,207

Total	$29,078	$50,338	$78,245	$54,538	$75,448

(1)	LQW has been a distributor for the Company’s products since October 2011 and no revenue was recognized through sales by LQW for the year ended December 31, 2011. As discussed in note 1n, the Company is entitled to bill only a portion of the total sale price at the time of shipment (deferred revenue), with the remainder billed upon sale by LQW to the end customer. The portion of the total sale price that the Company is not entitled to bill at the time of shipment to LQW is recorded directly in revenue upon sale by LQW to the end customers.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

9. Convertible Preferred Shares

Convertible preferred shares consist of the following as of December 31, 2012:

Convertible Preferred Shares	Issuance date	Par Value Per Share	Subscription Price Per Share		Shares			Carrying amount	Liquidation Value
					Authorized		Outstanding
Series A	April 23, 2004 and August 31, 2004	$0.0125	$1.2500		4,800,000		4,800,000	$6,000	$6,000
Series B	June 19, 2006	0.0125	3.2263		4,681,416	(1)	3,325,843	13,949	10,730
Series B issued upon exercise of warrant	December 20, 2007	0.0125	2.5400				930,000	3,071	2,362
Series B-1	May 18, 2007	0.0125	3.9985		4,551,709		4,049,276	21,048	16,191
Series B-2	October 8, 2009 October 22, 2009 June 30, 2010	0.0125	2.7990	(2)	3,571,514		2,839,409	10,309	7,947

					17,604,639		15,944,528	$54,377	$43,230

Convertible preferred shares consist of the following as of September 30, 2013 (unaudited):

Convertible Preferred Shares	Issuance date	Par Value Per Share	Subscription Price Per Share		Shares			Carrying amount	Liquidation Value
					Authorized		Outstanding
Series A	April 23, 2004 and August 31, 2004	$0.0125	$1.2500		4,800,000		4,800,000	$6,000	$6,000
Series B	June 19, 2006	0.0125	3.2263		4,681,416	(1)	3,325,843	13,949	10,730
Series B issued upon exercise of warrant	December 20, 2007	0.0125	2.5400				930,000	3,071	2,362
Series B-1	May 18, 2007	0.0125	3.9985		4,551,709		4,049,276	21,048	16,191
Series B-2	October 8, 2009 October 22, 2009 June 30, 2010	0.0125	2.7990	(2)	3,571,514		2,839,409	10,332	7,947

					17,604,639		15,944,528	$54,400	$43,230

(1)	Authorized shares for Series B convertible preferred shares issued on June 19, 2006 also included shares authorized for Series B convertible preferred shares issued upon exercise of warrant on December 20, 2007.
(2)	Pursuant to the Company’s Amended and Restated Memorandum and Articles dated September 2009, the subscription price for Series B-2 convertible preferred shares represents the weighted average price of the shares issued in October 2009 and June 2010, respectively.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The Company’s Board of Directors is authorized to determine the rights of each offering of convertible preferred shares including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of each series of convertible preferred shares:

Conversion Rights

Each share of Series A, Series B, Series B-1 and Series B-2 is convertible, at the holder’s option, into such number of fully paid and nonassessable ordinary shares as is determined by dividing the applicable original issuance price by the conversion price which is the same as the original issue price.

In the event of the issuance of additional ordinary shares, subject to certain exclusions, at a price per share less than the conversion price for any series of convertible preferred shares in effect on the date of such issuance, the conversion price for that series will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti-dilution provisions. Each convertible preferred share will automatically convert into ordinary shares at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of ordinary shares with gross proceeds to the Company of not less than $50 million at a price per share of at least $5.00 (“Qualified IPO”). The Company is required to reserve and keep available, out of its authorized but unissued ordinary shares, 16,163,598 shares for the conversion of convertible preferred shares.

In connection with the issuance of Series B-2 upon the exercise in full of all the Series B-2 warrants, the weighted average price for Series B-2 originally issued in October 2009 and Series B-2 issued upon exercise of warrant in June 2010 was $2.7990 per share, which was less than the original conversion price of Series B issued on June 19, 2006 and Series B-1, the conversion price for Series B issued on June 19, 2006 and Series B-1 was adjusted to $3.1715 and $3.8450 per share, respectively, on August 18, 2010. After such adjustment, each Series B issued on June 19, 2006 and Series B-1 share is convertible into approximately 1.0173 and 1.040 ordinary shares, respectively.

Dividends

The holders of each series of convertible preferred shares are entitled to receive noncumulative dividends per annum when and if declared by the Board of Directors. The Series A, Series B, Series B-1 and Series B-2 convertible preferred shares are entitled to dividends at 8% of the original issuance price per share. After the foregoing dividend payments, if any, have been made in full in a given calendar year, any dividends declared by the Board out of funds legally available shall be shared ratably among the holders of ordinary shares; provided, however, that any non-cash dividends shall be shared ratably among the holders of ordinary and preferred shares on an as-if-converted basis. No dividends have been declared or paid to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntarily or involuntary, including a consolidation, merger or acquisition or sale of assets where the beneficial owners of the Company’s ordinary shares and convertible preferred shares own less than a majority of the resulting voting power of the surviving entity, the holders of Series A, Series B, Series B-1 and Series B-2 convertible preferred shares are entitled to receive an amount equal to 100% of the subscription price per share, based on the number

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

of preferred shares plus any declared but unpaid dividends prior to the distribution to the ordinary shares. The remaining assets, if any, shall be distributed among the holders of ordinary shares on a pro rata basis based on the number of shares they hold.

Voting Rights

The holders of each preferred share are entitled to the number of votes equal to the number of ordinary shares into which such preferred shares are converted.

Redemption Rights

The holders of the Company’s Series B and B-1 preferred shares hold redemption rights such that at any time after June 19, 2011, if at least two-thirds of the holders of Series B and B-1 convertible preferred shares, voting together, elect to redeem their shares, the Company shall redeem all Series B and B-1 convertible preferred shares. The holders of the Company’s Series B-2 convertible preferred shares hold redemption rights such that at any time after June 1, 2013, if at least two-thirds of the holders of Series B-2 elect to redeem their shares, the Company shall redeem all Series B-2 convertible preferred shares. The redemption price available to Series B, B-1 and B-2 shall be 130% of subscription price per share, plus all declared and unpaid dividends.

According to the shareholders’ resolution dated August 13, 2013, the first possible redemption dates of the Company’s Series B, B-1 and B-2 preferred shares were amended to January 1, 2014, respectively.

There was no consideration given to the holders of the Series B, B-1 and B2 preferred shares for the modification of the first possible redemption dates. Based on the assessment the Company performed, the modification for the first possible redemption dates did not involve the transfer of wealth between ordinary shares, Series A and Series B, B-1 and B-2 preferred shares as the modification was viewed as a pre-condition agreed by the holders of ordinary and preferred shares for the Company’s initial public offering.

The aggregate amount of redemption for all issued redeemable preferred shares each year for the five years following December 31, 2012 is $48,400.

Accretion

In accordance with authoritative guidance and consistent with the accounting for Series B, B-1 and B-2 convertible preferred shares, the carrying value of the Series B, B-1 and B-2 convertible preferred shares is adjusted for accretion to the redemption price over the period from the date of issuance to the first possible redemption date (June 19, 2011 for Series B and B-1 and June 1, 2013 for Series B-2) using the effective interest rate method. Prior to the shareholders’ approval for the modification of the first possible redemption dates of the Company’s Series B, B-1 and B-2 to January 1, 2014 on August 13, 2013, the carrying value of the Series B, B-1 and B-2 convertible preferred shares had already been fully accreted to the redemption. The modification of the first possible redemption date has no impact on the accretion to Series B, B-1 and B-2’s redemption value.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

For the years ended December 31, 2010, 2011 and 2012, the accretion to the carrying value of Series B, B-1 and B-2 was summarized as follows:

	First Possible Redemption Date	Year Ended December 31,
		2010	2011	2012
Series B	June 19, 2011	$905	$444	$—
Series B issued upon warrant exercise	June 19, 2011	55	26	—
Series B-1	June 19, 2011	1,274	623	—
Series B-2	June 1, 2013	279	54	55

Total		$2,513	$1,147	$55

For the nine months ended September 30, 2012 and 2013, the accretion to the carrying value of Series B-2 was summarized as follows:

	First Possible Redemption Date	For the Nine Months Ended September 30,
		2012	2013
		(unaudited)	(unaudited)
Series B-2	January 1, 2014	$42	$23

In absence of retained earnings, the accretion is charged to additional paid-in capital. Once previously recorded additional paid-in capital has been reduced to zero, further accretion charge is recorded in accumulated deficit.

Warrants

In connection with the Series B-2 convertible preferred share financing agreement in 2009, the Company issued warrants to purchase 1,239,227 Series B-2 convertible preferred shares at an exercise price of $1.25 prior to June 30, 2010. On June 30, 2010, the warrants were exercised in full to purchase Series B-2 and total cash consideration of $1,549 and extinguishment of warrant liabilities of $1,989 as of exercise date was recorded in the carrying value of Series B-2.

The Company followed the authoritative guidance which requires liability classification for warrants issued that are exercisable into convertible preferred shares. Liability classification requires the warrants to be remeasured to their fair value for each reporting period. The warrants were exercised in 2010 and, for the year ended December 31, 2010, the Company expensed $37 reflecting the change in the fair value of the warrants recorded at the time of exercise.

The Company utilized the service of an independent third party specialist to determine the fair value of the warrants, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, Fair Value Measurement.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

In determining the fair value of the warrants, the Company applied the Black-Scholes pricing model with the following assumptions used:

January 1, 2010
Expected volatility (%)(1)	43.55%
Expected dividend yield (%)(2)	0%
Expected term (years)(3)	0.5
Risk-free interest rate (per annum) (%)(4)	1.162%

(1)	The expected volatility was estimated based on the historical volatility of comparable companies in the period equal to average time to expiration.
(2)	The expected dividends are considered to be zero because the Company has no history or expectation of paying dividends on its ordinary shares.
(3)	The expected term was determined based on the period between the valuation date and the expiration date as the warrants are transferable.
(4)	The risk-free interest rates are based on the yield of government securities with similar time duration as the expected term.

For the year ended December 31, 2010, the changes in the fair value of warrant liabilities were summarized as follows:

Amount
Balance as of January 1, 2010	$1,952
Changes in the fair value prior to warrant exercise on June 30, 2010	37
Transferred warrant liabilities to carrying value of Series B-2 preferred shares	(1,989)

Balance as of December 31, 2010	$—

10.Share-Based Compensation

The Company’s 2006 Share Incentive Plan, or the 2006 Plan, was adopted in June 2006. The 2006 Plan provides for the issuance of incentive share options (ISOs), nonstatutory share options (NSOs) and restricted share awards (RSAs). NSOs may be granted to employee, directors and consultants, while ISOs may be granted only to employees and RSAs may be granted to employees, directors or non-employees. Share options granted vest over a maximum period of four years and expire ten years from the date of the grant. Share options generally vest over four years, one-quarter on the first anniversary of the date of the grant and monthly thereafter for the remaining three years. RSAs have various vesting periods determined by the plan administrator, and generally vest over four years, with 25% on each of the anniversary of the vesting commence date. As of December 31, 2011 and 2012, and September 30, 2013, the number of ordinary shares authorized for equity award issuance under the 2006 Plan was 4,656,000, 6,566,544 and 6,566,544 (unaudited) shares, respectively.

The Company’s board of directors has approved and adopted a 2013 Performance Incentive Plan, or the 2013 Plan, in connection with the initial public offering. The Company’s shareholders have approved the 2013 Plan, which has become effective upon the completion of the initial public offering. A total of 1,600,000 ordinary shares were originally authorized for issuance with respect to awards granted under the 2013 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with January 2014) by an amount equal to the lesser of (1) 4% of the total number of outstanding ordinary shares on the last trading day in December in the prior year, (2) 1,000,000 shares, or such lesser number as determined by our board of directors.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Awards under the 2013 Plan may be in the form of incentive or nonqualified share options, share appreciation rights, share bonuses, restricted share and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive share options may not be granted at prices below the fair market value of the ordinary shares on the date of grant. Incentive share options must have an exercise price that is at least equal to the fair market value of the ordinary shares, or 110% of fair market value of the ordinary shares or incentive share option grants to any 10% owner of the ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

The 2013 Plan will terminate on the tenth anniversary of the date our board adopted it. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

Employees, officers, directors and consultants that provide services to the Company or one of the Company’s subsidiaries may be selected to receive awards under the 2013 Plan and the compensation committee of the Company’s board of directors will be the administrator under the 2013 Plan.

Share Options

The Company uses the Black-Scholes valuation model to calculate the fair value of share options. The fair value of share options granted to employees is estimated as of the grant date. The fair value of the share options granted to non-employees is re-measured at each reporting date. The assumptions used in valuation were as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Risk-free interest rate	2.37%-4.53%	1.42%-4.52%	1.10-3.13%	1.10-3.13%	1.11-3.53%
Expected term (in years)	6 to 10	6 to 10	6 to 10	6 to 10	6 to 10
Dividend yield	—	—	—	—	—
Volatility	50.21%-63.99%	49.29%-57.46%	39.97%-52.66%	43.81%-52.66%	39.69%-49.75%

The risk-free interest rate assumption was based on the yield-to-maturity of the government bond with the longest maturity in the respective countries in which the Company operates.

The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future.

The expected term was estimated based on the date of the grant, expiration date and vesting period as stated in the share option grant. The expected term was 6 years for employees and, for subsequent re-measurement of options granted to non-employee consultants, the expected term is calculated based on the remaining life of options of originally 10 years.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Due to the Company’s limited historical data, the estimated volatility incorporated the historical volatility of comparable companies whose share prices are publicly available.

In connection with the grant of share options to all participants, the Company recorded share-based compensation of $778, $631, $989, $682 (unaudited) and $1,958 (unaudited) for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively.

From inception to September 30, 2013, the Company issued share options to certain employees and non- employees under the 2006 Plan with exercise prices below the fair value of the Company’s ordinary shares at the date of grant. The Company estimated the fair value of its ordinary shares based upon several factors, including progress and milestones attained in its business. In accordance with the requirements of ASC 718, the Company has recorded share-based compensation expense based on the fair value of share options at the date of grant or remeasurement date on a straight line basis over requisite service period.

Early Exercise of Employee Share Options

Certain share options granted under the 2006 Plan provide option holders the right to elect to exercise unvested options in exchange for restricted ordinary shares. Unvested shares, which amounted to 4,000, 0 and 7,500 (unaudited) shares as of December 31, 2011 and 2012 and September 30, 2013 respectively, are subject to a repurchase right held by the Company at the lower of (a) the fair market value of the restricted ordinary shares at the time of the termination, or (b) the original purchase price of the restricted ordinary shares, upon termination of the holder’s status as an employee or consultant. For exercises of employee options, this right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with authoritative guidance, the cash received from option holders for the exercise of unvested options is treated as a refundable deposit shown as a liability in the Company’s consolidated financial statements. As of December 31, 2011 and 2012 and September 30, 2013, cash received for early exercise of options totaled $9, $0, and $8 (unaudited), respectively.

Total fair value for share options vested during the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $762, $561, $860, $646 (unaudited) and $1,100 (unaudited), respectively.

The total compensation cost related to all unvested share option grants not yet recognized as of December 31, 2012 and September 30, 2013 was $4,100 and $13,091 (unaudited), respectively and the weighted- average period over which these grants are expected to vest is 3.33 years and 3.69 (unaudited) years, respectively.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Share Options to Employees and Consultants

The following table summarizes information regarding options outstanding starting from 2010 onwards:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2010	2,037,032	$0.50
Granted	427,200	2.15
Exercised	69,333	0.88
Forfeited	50,129	1.30
Canceled	25,562	0.53

Outstanding at December 31, 2011	2,319,208	0.78
Granted	539,920	8.95
Exercised	106,220	0.63
Forfeited	3,763	2.20
Canceled	14,457	0.48

Outstanding at December 31, 2012	2,734,688	$2.40
Granted (unaudited)	1,330,760	17.68
Exercised (unaudited)	263,667	0.30
Forfeited (unaudited)	26,019	10.64
Canceled (unaudited)	4,669	0.99

Outstanding at September 30, 2013 (unaudited)	3,771,093	$7.89	7.00	$28,412
Exercisable at September 30, 2013 (unaudited)	3,146,996	$7.21	6.61	$25,571

Vested at September 30, 2013 (unaudited)	1,883,245	$1.34	4.74	$24,225

Vested and expected to vest at September 30, 2013 (unaudited)	3,611,003	$7.54	6.89	$28,202

The Company recognized share-based compensation expense for options as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Operating Expenses
Cost of net revenue	$31	$13	$19	$15	$30
Research and development	358	356	497	347	715
Sales, general and administrative	389	262	473	320	1,213

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The following table summarizes information about share options outstanding as of December 31, 2012:

	Share Options Outstanding			Share Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 0.13-$0.25	1,008,800	3.48	$0.13	1,008,800	$0.13
$ 0.40-$1.03	802,980	6.07	0.98	752,897	0.98
$ 2.20-$9.43	922,907	9.19	6.18	475,583	6.18

	2,734,687	6.16	$2.40	2,237,280	$1.70

The following table summarizes information about share options outstanding as of September 30, 2013 (unaudited):

	Share Options Outstanding			Share Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
	Unaudited
$0.13-$0.25	789,600	2.75	$0.13	789,600	$0.13
$0.40-$1.03	758,480	5.24	0.96	735,166	0.96
$2.20-$9.43	897,253	8.44	6.11	581,830	6.08
$16.03-$17.85	1,325,760	9.56	17.68	1,040,400	17.64

	3,771,093	7.00	$7.89	3,146,996	$7.21

Restricted Share Awards

On April 23, 2013 and August 13, 2013, the Company granted 317,120 and 13,500 restricted shares with non-forfeitable dividend rights under the 2006 Plan and these restricted shares are entitled to cash dividends with respect to the Restricted Shares subject to the award even though such shares are not vested. Therefore, pursuant to ASC 260-10-45-61A, these restricted shares are participating securities and related unvested restricted shares are included in the computation of basic net income per share under the two-class method.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The following table summarizes the details related to RSAs, granted and outstanding under the 2006 Plan for the nine months ended September 30, 2013:

	Number of Shares		Weighted-Average Grant Date Fair Value Per Share
Outstanding at December 31, 2012	—		$—
Granted	330,620		17.98
Vested	—		—
Forfeited	8,200		17.98

Outstanding at September 30, 2013 (unaudited)	322,420	(*)	$17.98

(*)	The restricted shares are not included in the outstanding ordinary shares due to their restrictions.

The estimated fair value on the grant date of RSAs was $17.98 per share and the share-based compensation expense related to these awards is calculated based on the estimated fair value of the Company’s ordinary shares on the date of grant, multiplied by the number of RSAs granted. The share-based compensation expense, less the forfeitures, is recorded on a straight-line basis over the requisite service period of the RSAs. As of September 30, 2013, there was $4,698 (unaudited) of unrecognized compensation costs, net of forfeitures related to RSAs granted under the 2006 Plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 3.97 (unaudited) years.

In connection with the grant of the RSAs to all participants, the Company recorded share-based compensation of $504 (unaudited) for the nine months ended September 30, 2013.

The Company recognized share-based compensation expense for RSAs as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)	(Unaudited)
Operating Expenses
Cost of net revenue	$—	$—	$—	$—	$32
Research and development	—	—	—	—	409
Sales, general and administrative	—	—	—	—	63

11. Income Taxes

The Company is incorporated as an international business company with limited liability under International Business Companies Act, 1984 of the British Virgin Islands on March 29, 2004 and continued to, and registered in the Cayman Islands as an exempted company on April 24, 2006. The Company conducts business in several territories including China, Hong Kong, Taiwan, Macao and the United States. The Company is subject to taxation in each of these territories in which it conducts business. As a result, the Company’s worldwide income will be subject to the tax rates in which its income is generated and as such its effective tax rate may fluctuate based on the geographic distribution of its earned income or losses and the applicable tax laws in which those earnings or losses were generated.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Cayman Islands

The Company is not subject to income or capital gains tax.

United States

The Company’s subsidiary incorporated in the U.S. is subject to U.S. federal income taxes at graduated tax rates from 15% to 35% and the income allocated and apportioned to California is subject to California income tax at 8.8%.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to income tax rates at 16.5% on their assessable profits.

Macao

As an offshore trading company, the Company’s subsidiary in Macao is not subject to income tax.

Taiwan

The Company’s subsidiary incorporated in Taiwan is subject to income tax rates at 17% on their assessable profits.

PRC

The generally applicable corporate income tax rate in China (referred to herein as an enterprise income tax rate) is 25%. The Company’s principal PRC operating subsidiary enjoys certain preferential tax rates due to its qualification as a qualified integrated circuit design enterprise and a high and new technology enterprise, or HNTE. As a qualified integrated circuit design enterprise, the Company’s principal PRC operating subsidiary is entitled to a two-year enterprise income tax exemption followed by a three-year 50% enterprise income tax rate reduction commencing from the first profit-making year, which was 2010. As a result, the Company’s principal PRC operating subsidiary was exempt from PRC enterprise income tax in 2010 and 2011 and enjoys a preferential 12.5% enterprise income tax from 2012 through 2014. PRC preferential tax treatments are subject to review and may be adjusted or revoked at any time in the future.

Pursuant to the PRC Corporate Income Tax Law, net operating losses can be carried forward 5 years to offset future taxable income.

Income (loss) before income taxes consists of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
China operations	$319	$5,952	$2,241
Non-China operations	(8,808)	1,657	17,268

Income (loss) before income taxes	$(8,489)	$7,609	$19,509

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Management’s intention is to indefinitely reinvest any undistributed earnings from its subsidiaries in China, Hong Kong, Taiwan, Macao and the United States. Accordingly, no provision for withholding taxes has been provided nor is it practical to determine the amount of this liability. Upon distribution of those earnings in the form of dividends or otherwise, the Company will be subject to potential withholding taxes in the above-mentioned jurisdictions.

The Company’s worldwide operating income is subject to varying rates and its consolidated effective tax rate is dependent upon the countries in which earnings or loss were realized and the tax laws in effect in each country. The Company is incorporated in the Cayman Islands with foreign subsidiaries in China, Hong Kong, Taiwan, Macao and the United States. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. The laws of the Cayman Islands also provide for the distribution of dividends without any related withholding tax imposed.

Income tax provision consists of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Current:
China operations	$—	$178	$263
Non-China operations	76	3,119	888

	$76	$3,297	$1,151

Deferred:
China operations	$(22)	$(208)	$(159)
Non-China operations	—	(452)	236

	$(22)	$(660)	$77

Provision for income taxes	$54	$2,637	$1,228

Income tax provision differed from the amounts computed by applying the statutory income tax rate of 25% for the PRC subsidiaries to pre-tax income (loss) as a result of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Income tax at statutory rate	$(2,122)	$1,902	$4,877
Foreign tax rate differential	1,619	(670)	(4,144)
Tax holiday benefit	(374)	(1,746)	(161)
Change in valuation allowance	(63)	(447)	(75)
Provision for uncertain tax position	814	3,646	760
Others	180	(48)	(29)

Provision for income taxes	$54	$2,637	$1,228

The Company recorded an income tax provision of $1,709 (unaudited) and $980 (unaudited) for the nine months ended September 30, 2013 and 2012, respectively.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The following table sets out the reconciliation of statutory income tax rate and the Company’s effective tax rate:

	Year Ended December 31,
	2010	2011	2012
Income tax at statutory rate	25%	25%	25%
Foreign tax rate differential	(19.07%)	(8.80%)	(21.24%)
Tax holiday benefit	4.41%	(22.95%)	(0.83%)
Change in valuation allowance	0.74%	(5.87%)	(0.38%)
Provision for uncertain tax position	(9.59%)	47.91%	3.89%
Others	(2.12%)	(0.63%)	(0.15%)

Effective tax rate	(0.63%)	34.66%	6.29%

Foreign tax rate differential mainly reflected the impact of profit or loss of the Company on the consolidated effective tax rate. The Company, which is a Cayman Islands company, is not subject to income tax and accounted for a significant portion of the Company’s consolidated profit or loss for the years ended December 31, 2010, 2011, and 2012. The Company was generating losses from its inception through 2010 due to the significant research and development expenses related to new products. The Company achieved profit in 2011 as the sale of products ramped up, and its profit continued to increase in 2012. Due primarily to the increase in the profit of the Company in 2011 and 2012, the foreign tax rate differential was (8.8%) and (21.24%) for 2011 to 2012, respectively.

The Company adopted ASC 740-270 approach for interim period tax computation and reporting. The income tax expense was $980 (unaudited) and $1,709 (unaudited) for the nine months ended September 30, 2012 and 2013, respectively. The effective tax rate for the nine months ended September 30, 2013 was 9.2% (unaudited) and was 6.3% (unaudited) in the comparable period of 2012. The tax rate increase was mainly due to the increase in the total income before tax and the increase in income before tax in the jurisdictions with higher tax rates compared to the prior period as a result of the implementation of the new international structure.

Tax holiday benefit was related to the Company’s subsidiary in the PRC which enjoyed a zero tax rate for the years ended December 31, 2010 and 2011. This subsidiary started to pay income tax at the rate of 12.5% for the year ended December 31, 2012.

For the year ended December 31, 2011, provision of uncertain tax position primarily comprises of a provision made for the unrecognized tax benefit of the Company’s Hong Kong subsidiary which was related to the disallowance of certain cooperative research fee as discussed below.

The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	Year Ended December 31,
	2010	2011	2012
The aggregated dollar effect (in thousands)	$374	$1,746	$161
Per ordinary share effect — basic	0.09	0.41	0.04
Per ordinary share effect — diluted	0.09	0.29	0.03

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

Temporary differences that gave rise to significant portions of the Company’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2010	2011	2012
	(in thousands)
Deferred tax assets:
Deferred revenue, accruals and reserves	$396	$681	$586
Depreciation and amortization	51	69	83
Net operating loss carryforwards	178	87	50

Total deferred tax assets	$625	$837	$719

Less: valuation allowance	(573)	(126)	(51)

Deferred tax assets, net	$52	$711	$668

Deferred tax liabilities:
Prepaid expense	$—	$—	$(34)

Deferred tax liabilities	$—	$—	$(34)

As of December 31, 2010, 2011 and 2012, the Company had deferred tax assets of $625, $837 and $719, respectively. The Company also had a valuation allowance of $573, $126, and $51 as of December 31, 2010, 2011 and 2012, respectively, attributable to management’s determination that it is more likely than not that most of the deferred tax assets will not be realized. Should it be determined that additional amounts of the net deferred tax asset will not be realized in the future, an adjustment to increase the deferred tax asset valuation allowance will be charged to income in the period such determination is made. Likewise, in the event the Company were to determine that it is more likely than not that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance for the deferred tax asset would increase income in the period such determination was made.

The following table summarizes the Company’s unrecognized tax benefit:

	As of December 31,
	2010	2011	2012
	(in thousands)
Beginning balance	$1,411	$2,215	$5,851
Increases related to prior year tax positions	—	—	—
Increases related to current year tax positions	804	3,636	757

Ending balance	$2,215	$5,851	$6,608

Interest and penalties of $10, $11, and $3 associated with unrecognized tax benefit were accrued for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2010, 2011 and 2012, the total amount of unrecognized tax benefit was $2,215, $5,851, and $6,608, respectively. During the nine months ended September 30, 2013, the gross amount of the Company’s unrecognized tax benefits did not have a significant increase or decrease because there has been no change in tax positions taken during the current period. The unrecognized tax benefits of $6.9 million (unaudited) as of September 30, 2013, if recognized, would affect the Company’s effective tax rate. As of September 30, 2013, the Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The major unrecognized tax benefit for 2011 was related to the potential disallowance of cooperative research fee of $17,140 recorded in the Company’s Hong Kong subsidiary’s books. The cooperative research fee was charged by the Company for the expense incurred for the reimbursement of the research and development services performed by its China subsidiaries.

According to the Hong Kong tax regulations, capital expenditure is generally non-deductible unless otherwise specified. Certain R&D expenditure is deductible provided that certain criteria are satisfied. Based on the current view of the Hong Kong tax authority, it may challenge that the cooperative research fee is capital in nature, and that it also does not satisfy the specific criteria set out in the tax regulations. Although management does not agree with the tax authority’s view, it believes that it is more likely than not that the Hong Kong tax authority will disallow such expense upon tax audit.

For the nine months ended September 30, 2013, the Company incurred additional R&D expenditure as discussed above and recorded the unrecognized tax benefit accordingly.

12. Net Income (Loss) Per Share

The following shows the computation of basic and diluted net income (loss) per ordinary share:

	Year Ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Numerator
Net income (loss)	$(8,543)	$4,972	$18,281	$14,594	$16,813
Less: Accretion to preferred shares	(2,513)	(1,147)	(55)	(42)	(23)
Less: Allocation of net income to participating preferred shares and restricted shares	—	(3,748)	(15,112)	(12,038)	(13,651)

Numerator for basic calculation	(11,056)	77	3,114	2,514	3,139
Undistributed earnings re-allocated to ordinary shareholders	—	22	1,059	847	926

Numerator for diluted calculation	$(11,056)	$99	$4,173	$3,361	$4,065

Denominator
Denominator for basic calculation, weighted-average number of shares of ordinary share outstanding	4,157,498	4,260,192	4,319,243	4,303,135	4,618,302
Dilutive effect of share option	—	1,664,198	2,047,439	1,991,931	1,926,644
Dilutive effect of restricted shares and awards	—	—	—	—	12,422

Denominator for diluted calculation	4,157,498	5,924,390	6,366,682	6,295,066	6,557,368

Net income (loss) per share
Basic	$(2.66)	$0.02	$0.72	$0.58	$0.68

Diluted	$(2.66)	$0.02	$0.66	$0.53	$0.62

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The Company’s preferred shares were participating securities and as such were included in the calculation of basic net income per share under the two-class method pursuant to ASC 260-10-45-60A and 60-B. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company as described in ASC 260-10-45-67. Therefore, no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2010.

In addition, the Company granted 317,120 and 13,500 restricted shares in April 2013 and August 2013 with non-forfeitable dividend rights and the holders of these restricted shares are entitled to cash dividends with respect to the restricted shares subject to the award even though such shares are not vested (Note 10). Therefore, pursuant to ASC 260-10-45-61A, these restricted shares are participating securities and related unvested restricted shares are included in the computation of basic net income per share under the two-class method.

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, under two-class method for the calculation of net income (loss) per share, the noncumulative dividends of 8% of the original issuance price for each series of preferred share were $3,459, $3,459, $2,594 (unaudited) and $2,594 (unaudited), respectively, whereas the remaining undistributed earnings attributable to preferred shares on as-if- converted basis and unvested restricted shares were $289, $11,653, $9,444 (unaudited) and $11,057 (unaudited), respectively.

For the diluted net income per share calculation, the net income allocated to participating preferred shares and unvested restricted shares was decreased by $22, $1,059, $847 (unaudited) and $926 (unaudited), respectively for the years ended December, 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, due to the inclusion of incremental shares for share options and restricted shares which have a dilutive impact on the basic net income per share. As a result, undistributed earnings re-allocated to ordinary shares were $22, $1,059, $847 (unaudited) and $926 (unaudited) respectively, for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

The following table sets forth potential shares of ordinary shares that are not included in the calculation of diluted net income (loss) per share because including them would be anti-dilutive as of the end of each period presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Convertible preferred shares	15,411,033	16,163,598	16,163,598	16,163,598	16,163,598
Equity awards outstanding	1,967,598	—	—	—	—
Warrants to purchase convertible preferred share	614,521	—	—	—	—

	17,993,152	16,163,598	16,163,598	16,163,598	16,163,598

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

The following table sets forth potential shares of ordinary shares that are not included in the calculation of diluted net income (loss) per share for the corresponding periods because the number of shares calculated based on the assumed proceeds from exercise of the equity awards and the weighted average fair value of the Company’s ordinary shares is higher than the number of shares assumed to be issued under the awards:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Equity awards outstanding	86,650	93,624	154,906	417,120	1,726,480

13. Segment and Geographic Information

The Company operates in one segment related to the design, development and sale of high performance, low power semiconductors for the home entertainment and cloud computing markets. The Company’s chief operating decision maker is its chief executive officer, who reviews the Company’s operating results on an aggregate basis for the purpose of evaluating financial performance and allocating resources.

The following table sets forth the Company’s revenue by geographic region:

	Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)	(unaudited)
Hong Kong	$27,382	$48,911	$72,570	$50,002	$68,404
Asia Pacific	581	44	1,325	1,236	2,782
United States	977	1,115	3,160	2,644	2,655
Europe	138	268	1,190	656	1,607

	$29,078	$50,338	$78,245	$54,538	$75,448

As of December 31, 2012 and September 30, 2013 (unaudited), substantially all of the Company’s long-lived tangible assets were located in the Asia Pacific region.

The following table sets forth the Company’s revenue generated from sales of semiconductors solutions for the home entertainment and cloud computing markets:

	Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)			(unaudited)	(unaudited)
Home entertainment	$27,991	$48,995	$73,611	$50,614	$68,371
Cloud computing market	1,087	1,343	4,634	3,924	7,077

	$29,078	$50,338	$78,245	$54,538	$75,448

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

14. Commitments and Contingencies

Future minimum lease payment under noncancelable operating leases and purchase commitments having initial terms in excess of one year as of December 31, 2012 are as follows:

	Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years
	(in thousands)
Operating lease obligations	$1,775	$992	$783	$—
Purchase obligations	1,086	1,086	—	—

Total contractual obligations	$2,861	$2,078	$783	$—

Future minimum lease payment under noncancelable operating leases and purchase commitment having initial terms in excess of one year as of September 30, 2013 (unaudited) are as follows:

	Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years
	(in thousands)
Operating lease obligations	$2,461	$315	$1,877	$269
Purchase obligations	1,670	1,670	—	—

Total contractual obligations	$4,131	$1,985	$1,877	$269

As of December 31, 2012 and September 30, 2013, there was no unsettled or unasserted claims or litigation against the Company. Rental expenses for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 were $373, $489, $887, $517 (unaudited) and $917 (unaudited), respectively.

15. Off-Balance Sheet Arrangements

As of December 31, 2010, 2011, 2012, and September 30, 2013, the Company did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

16. 2.5-for-1 Reverse Share Split

On September 6, 2013, the Company’s shareholders approved and effected a reverse share split such that every 2.5 issued and unissued ordinary and preferred shares of par value US$0.005 were consolidated into one share with a par value of US$0.0125 each. All share-related disclosures, including par value, share price, number of ordinary shares, preferred shares, share options, restricted shares, and warrants, exercise price of share options, restricted shares, and warrants and related fair value per share, and net income (loss) per share calculations, have been recast to reflect the 2.5-for-1 reverse share split for all periods presented.

17. Subsequent Events

Updates subsequent to August 9, 2013 (Unaudited)

According to the shareholders’ resolution dated August 13, 2013, the redemption availability dates of the Company’s Series B, B-1 and B-2 preferred shares were amended to January 1, 2014, respectively.

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

In conjunction with the preparation of these financial statements, an evaluation of subsequent events was performed through September 11, 2013 (unaudited), which is the date the financial statements were issued.

Subsequent events for the unaudited consolidated financial statement as of September 30, 2013 (Unaudited)

On September 25, 2013, the Company registration statement on Form S-1 (File No. 333-190761) was declared effective by the SEC for the initial public offering of 8,165,000 shares of ordinary shares. The offering was completed on October 1, 2013 (Note 1b).

Upon completion of the initial public offering of the Company on October 1, 2013, the Series A, B, B-1 and B-2 Convertible Preferred Shares automatically converted into 16,163,598 ordinary shares.

18. Pro Forma Balance Sheet and Net Income per Share for Conversion of Preferred Shares (Unaudited)

The Series A, B, B-1 and B-2 convertible preferred shares automatically converted into ordinary shares based on the then effective conversion ratio immediately upon the closing of the Company’s initial public offering on October 1, 2013. As the offering was consummated after the September 30, 2013 date of these financial statements, the pro forma balance sheet as of September 30, 2013 assumes the initial public offering had occurred and presents an as adjusted financial position as if the conversion of the Series A, B, B-1 and B-2 convertible preferred shares into ordinary shares had occurred on September 30, 2013 at the then conversion ratio of 1 for 1 (Series A, Series B issued on December 20, 2007 and Series B-2), 1 for 1.0173 (Series B issued on June 19, 2006) and 1 for 1.040 (Series B-1). Accordingly, the carrying value of the convertible preferred shares, in the amount of $54,400 was reclassified from Convertible Preferred Shares to ordinary shares and additional paid-in capital for such pro forma presentation.

The unaudited pro forma income per share for the year ended December 31, 2012 and the nine months ended September 30, 2013 after giving effect to the conversion of the Series A, B, B-1 and B-2 Preferred Shares into ordinary shares as if the closing occurred at the beginning of each period presented was as follows:

	For the Years Ended December 31, 2012	For the Nine Months Ended September 30, 2013
	(unaudited)	(unaudited)
Numerator:
Actual net income attributable to ordinary shareholders	$3,114	$3,139
Pro forma effect of preferred shares	15,167	13,674

Pro forma net income attributable to ordinary shareholders—Basic and diluted	18,281	16,813

Denominator:
Actual weighted average number of ordinary shares outstanding
Basic	4,319,243	4,618,302
Diluted	6,366,682	6,557,368
Pro forma effect of preferred shares	16,163,598	16,163,598

Montage Technology Group Limited

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share data)

	For the Years Ended December 31, 2012	For the Nine Months Ended September 30, 2013
	(unaudited)	(unaudited)

Denominator for pro forma basic and diluted calculation
Basic	$20,482,841	$20,781,900

Diluted	22,530,280	22,720,966

Pro forma basic and diluted net income per share attributable to ordinary shareholders
Basic	$0.89	$0.81

Diluted	$0.81	$0.74

Certain equity awards are not included in the calculation of pro forma diluted net income per share because of their anti-dilutive effect.

19. Restricted Net Assets

Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Under PRC law, the Company’s subsidiaries incorporated in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances.

As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $10,749 and $10,749 (unaudited) of the Company’s total consolidated net assets as of December 31, 2012 and September 30, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), no dividends were declared by any of the Company’s subsidiaries.

20. Additional Information  —  Condensed Financial Statements of the Company

The Company is required to include the condensed financial statements of the parent company in accordance with Regulation S-X, Rule 5-04 promulgated by the United States Securities and Exchange Commission. The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” Subsidiaries’ income or losses are included as the Company’s “Share of income from subsidiaries” on the statement of income and comprehensive income (loss).

Montage Technology Group Limited

Additional Information of Montage Technology Group Limited

Condensed Balance Sheets

(Dollars in thousands except share and per share data)

	December 31
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$7,211	$5,638
Inventories	3,327	5,871
Amount due from subsidiaries	22,480	30,993
Prepaid expenses and other current assets	166	333

Total current assets	33,184	42,835

Investments in subsidiaries	6,149	6,799
Property and equipment, net	19	10
Acquired intangible asset, net	94	19
Deferred offering costs	—	283

Total assets	$39,446	$49,946

Liabilities, Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$3,623	$1,546
Amount due to subsidiaries	17,029	14,162
Accrued liabilities	23	241
Deferred margin, net	4,484	356
Income tax payable	41	47

Total current liabilities	25,200	16,352

Total liabilities	25,200	16,352

Commitments and contingencies (Note 13)
Convertible Preferred Share:
Series A convertible preferred shares, $0.0125 par value; 4,800,000 shares authorized; 4,800,000 issued and outstanding as of December 31, 2011 and 2012 (Liquidation value: 6,000 and 6,000 as of December 31, 2011 and 2012)	6,000	6,000
Series B convertible preferred shares, $0.0125 par value; 4,681,416 shares authorized; 4,255,843 issued and outstanding as of December 31, 2011 and 2012 (Liquidation value: 13,092, and 13,092 as of December 31, 2011 and 2012)	17,020	17,020
Series B-1 convertible preferred shares, $0.0125 par value; 4,551,709 shares authorized; 4,049,276 issued and outstanding as of December 31, 2011 and 2012 (Liquidation value: 16,191 and 16,191 as of December 31, 2011 and 2012)	21,048	21,048
Series B-2 convertible preferred shares, $0.0125 par value; 3,571,514 shares authorized; 2,839,409 issued and outstanding as of December 31, 2011 and 2012 respectively (Liquidation value: 7,947 and 7,947 as of December 31, 2011 and 2012)	10,254	10,309

Shareholders’ deficit:
Ordinary Shares, $0.0125 par value; 26,804,639 shares authorized; 4,293,639, and 4,403,859 and issued and outstanding at December 31, 2011 and 2012, respectively	54	55
Additional paid-in capital	—	1,010
Accumulated comprehensive income	1,810	1,811
Statutory reserve	610	740
Accumulated deficit	(42,550)	(24,399)

Total shareholders’ deficit	(40,076)	(20,783)

Total liabilities, convertible preferred share and shareholders’ deficit	$39,446	$49,946

Montage Technology Group Limited

Additional Information of Montage Technology Group Limited

Condensed Statements of Operations

(Dollars in thousands except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Revenue	$5,195	$5,746	$40,702
Cost of revenue	(2,591)	(1,619)	(9,876)

Gross profit	2,604	4,127	30,826

Operating expense:
Research and development	(8,903)	(356)	(13,209)
Sales, general and administrative	(315)	(245)	(980)

Total operating expense	(9,218)	(601)	(14,189)

Income (loss) from operations	(6,614)	3,526	16,637
Interest Income (Expense), net	10	31	60
Fair value change in warrant liability	(37)	—	—
Equity gain (loss) from subsidiaries	(1,877)	1,430	1,590

Income (loss) before income taxes	(8,518)	4,987	18,287
Provision for Income tax	(25)	(15)	(6)

Net income (loss)	$(8,543)	$4,972	$18,281

Income tax represented withholding income tax on the profit from license fee charged to the Company’s subsidiary in Hong Kong.

Montage Technology Group Limited

Additional Information of Montage Technology Group Limited

Condensed Statements of Cash Flows

(Dollars in thousands except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Cash flows from operating activities
Net income (loss)	$(8,543)	$4,972	$18,281
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	515	185	84
Share-based compensation	623	577	928
Equity in profit of subsidiaries	1,876	(1,431)	(1,589)
Fair value changes in warrant liability	37	—	—

Changes in assets and liabilities:
Inventories	4,336	(3,327)	(2,544)
Prepaid expenses and other assets	472	54	(281)
Amount due from subsidiaries	(415)	(14,742)	(8,513)
Accounts payable	(2,805)	3,623	(2,077)
Amount due to subsidiaries	3,819	5,945	(2,867)
Tax payable	25	16	6
Deferred margin, net	—	4,484	(4,128)
Other payables and accruals	(222)	(52)	228

Net cash provided by (used in) operating activities	(282)	304	(2,472)

Cash flows from investing activities
Purchases of property and equipment	(16)	(9)	—
Proceeds from disposal of a subsidiary	—	—	1,000
Purchase of intangible assets	(90)	(159)	—
Prepayment for acquisition	—	—	(26)

Net cash provided by (used in) investing activities	(106)	(168)	974

Cash flows from financing activities
Proceeds from exercise of options	5	43	68
Proceeds from early exercise of options	—	18	—
Proceeds from issuance of Series B-2 convertible preferred shares	42	—	—
Proceeds from exercise of warrant	1,545	—	—
Cash paid for initial public offering cost	—	—	(143)

Net cash provided by (used in) financing activities	1,592	61	(75)

Effect of exchange rate changes on cash	—	—	—

Net increase (decrease) in cash and cash equivalents	1,204	197	(1,573)
Cash and cash equivalents at beginning of period	5,810	7,014	7,211

Cash and cash equivalents at end of period	$7,014	$7,211	$5,638

As of December 31, 2011 and 2012, there were no material contingencies, significant provisions for long- term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

5,000,000 shares

Montage Technology Group Limited

Ordinary shares

Deutsche Bank Securities	Barclays

Stifel

Wells Fargo Securities	Needham & Company
Chardan	Roth Capital Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other	Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$16,923
FINRA filing fee	20,208
Accounting fees and expenses	78,767
Legal fees and expenses	351,410
Printing and engraving expenses	150,000
Miscellaneous Expenses	58,577

Total	$675,885

Item 14. Indemnification	of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud and dishonesty.

Pursuant to the form of indemnification agreements incorporated by reference to Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.

Item 15. Recent	Sales of Unregistered Securities

During the past three years, we have issued and sold the securities listed below without registering these securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary Shares as Converted	Consideration
Certain directors, officers and employees and consultants	January 20, 2010	Options to purchase 16,000 ordinary shares	16,000	Exercise price of $1.03 per ordinary share
	March 26, 2010	Options to purchase 31,200 ordinary shares	31,200	Exercise price of $1.03 per ordinary share

	May 21, 2010	Options to purchase 26,000 ordinary shares	26,000	Exercise price of $1.03 per ordinary share

	August 10, 2010	Options to purchase 72,000 ordinary shares	72,000	Exercise price of $1.03 per ordinary share

	October 13, 2010	Options to purchase 22,000 ordinary shares	22,000	Exercise price of $1.03 per ordinary share

	December 14, 2010	Options to purchase 16,000 ordinary shares	16,000	Exercise price of $1.03 or $2.20 per ordinary share

	March 8, 2011	Options to purchase 51,600 ordinary shares	51,600	Exercise price of $1.03 or $2.20 per ordinary share

	May 18, 2011	Options to purchase 120,800 ordinary shares	120,800	Exercise price of $1.03 or $2.20 per ordinary share

	June 20, 2011	Options to purchase 8,000 ordinary shares	8,000	Exercise price of $2.20 per ordinary share

	August 2, 2011	Options to purchase 200,000 ordinary shares	200,000	Exercise price of $2.20 per ordinary share

	October 19, 2011	Options to purchase 25,600 ordinary shares	25,600	Exercise price of $2.20 per ordinary share

	December 12, 2011	Options to purchase 21,200 ordinary shares	21,200	Exercise price of $2.20 per ordinary share

	March 19, 2012	Options to purchase 82,000 ordinary shares	82,000	Exercise price of $2.20 or $9.43 per ordinary share

	June 15, 2012	Options to purchase 21,200 ordinary shares	21,200	Exercise price of $9.43 per ordinary share

	September 17, 2012	Options to purchase 340,720 ordinary shares	340,720	Exercise price of $9.43 per ordinary share

	December 13, 2012	Options to purchase 96,000 ordinary shares	96,000	Exercise price of $9.43 per ordinary share
	February 25, 2013	Options to purchase 120,800 ordinary shares	120,800	Exercise price of $16.03 per ordinary share

	April 23, 2013	Options to purchase 1,179,960 ordinary shares	1,179,960	Exercise price of $17.85 per ordinary share

	August 13, 2013	Options to purchase 30,000 ordinary shares	30,000	Exercise price of $17.85 per ordinary share

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary Shares as Converted	Consideration

Certain directors, officers, employees and consultants	April 30, 2010	14,167 ordinary shares acquired through exercise of options	14,167	$5,667
	February 28, 2011	11,000 ordinary shares acquired through exercise of options	11,000	$11,275

	April 7, 2011	20,833 ordinary shares acquired through exercise of options	20,833	$21,354

	June 20, 2011	21,500 ordinary shares acquired through exercise of options	21,500	$7,638

	June 26, 2011	8,000 ordinary shares acquired through exercise of options	8,000	$17,600

	November 6, 2011	8,000 ordinary shares acquired through exercise of options	8,000	$3,200

	May 7, 2012	23,500 ordinary shares acquired through exercise of options	23,500	$9,688

	September 30, 2012	32,000 ordinary shares acquired through exercise of options	32,000	$4,000

	November 14, 2012	50,720 ordinary shares acquired through exercise of options	50,720	$51,988

	January 23, 2013	2,400 ordinary shares acquired through exercise of options	2,400	$2,460

	February 5, 2013	80,000 ordinary shares acquired through exercise of options	80,000	$10,000

	February 5, 2013	125,267 ordinary shares acquired through exercise of options	125,267	$23,267

	March 1, 2013	40,000 ordinary shares acquired through exercise of options	40,000	$41,000

	July 3, 2013	16,000 ordinary shares acquired through exercise of options	16,000	$2,000

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary Shares as Converted	Consideration

Certain officers, employees and consultants	April 23, 2013	317,120 restricted shares	317,120	$0

	August 13, 2013	13,500 restricted shares	13,500	$0

Certain holders of preferred Shares	June 30, 2010	Series B-2 Preferred Shares in connection with warrants exercise	1,239,227	Exercise price of $1.25 per share

Item 16. Exhibits	and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index immediately following the signature pages for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Amendment No. 1 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, on January 27, 2014.

MONTAGE TECHNOLOGY GROUP LIMITED

By:	/s/ Howard C. Yang
Name: Howard C. Yang
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 27, 2014.

Signature	Title	Date

* Howard C. Yang	Chairman and Chief Executive Officer	January 27, 2014

* Stephen Tai	Director and President	January 27, 2014

/s/ Mark Voll Mark Voll	Chief Financial Officer (principal financial and accounting officer and authorized United States representative)	January 27, 2014

* Cathy Yen	Director	January 27, 2014

* Yung Kuei (YK) Yu	Director	January 27, 2014

* Jung-Kung (Jackie) Yang	Director	January 27, 2014

* Edward Way	Director	January 27, 2014

* Charles Sodini	Director	January 27, 2014

*By:	/s/ Mark Voll
Mark Voll Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Herewith Filed
		Form	File No.	Exhibit	Date
1.1	Form of Underwriting Agreement					X

3.1	Form of Amended and Restated Memorandum and Articles of Association of Montage Technology Group Limited	S-1A	333-190761	3.2	9/11/13

4.1	Form of Specimen Certificate for Ordinary Shares of Montage Technology Group Limited	S-1A	333-190761	4.1	9/11/13

4.2	Amended and Restated Investors Rights Agreement, dated as of October 8, 2009, and Amendment thereto, dated as of August 13, 2013	S-1	333-190761	4.2	8/21/13

5.1	Opinion of Conyers Dill & Pearman (Cayman)Limited regarding the validity of the ordinary shares being registered	S-1A	333-193417	5.1	1/17/14

8.1	Opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters	S-1A	333-193417	8.1	1/17/14

8.2	Opinion of Conyers Dill & Pearman (Cayman)Limited regarding certain Cayman Islands tax matters	S-1A	333-193417	8.2	1/17/14

8.3	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters	S-1A	333-193417	8.3	1/17/14

10.1	Montage Technology Group Limited 2006 Share Incentive Plan and related form share option agreement	S-1	333-190761	10.1	8/21/13

10.2	Montage Technology Group Limited 2013 Performance Incentive Plan and related form share option agreements	S-8 POS	333-192000	10.2	12/31/13

10.3	Form of Indemnification Agreement between the Registrant and its officers and directors	S-1	333-190761	10.3	8/21/13

10.4	Employment Agreements with Howard Yang	S-1	333-190761	10.4	8/21/13

10.5	Employment Agreements with Stephen Tai	S-1	333-190761	10.5	8/21/13

10.6	Employment Agreement with Mark Voll	S-1	333-190761	10.6	8/21/13

10.7	Employment Agreements with Leechung Yiu	S-1	333-190761	10.7	8/21/13

10.8	Employment Agreement with Bill Franciscovich	S-1	333-190761	10.8	8/21/13

10.9†	Distribution Agreement with LQW Technology Company Limited (English translation)	S-1	333-190761	10.9	8/21/13

Exhibit Number	Description	Incorporated by Reference				Herewith Filed
		Form	File No.	Exhibit	Date

10.10	Lease agreements for principal executive offices (English translation)	S-1	333-190761	10.10	8/21/13

21.1	Subsidiaries of Montage Technology Group Limited	S-1	333-190761	21.1	8/21/13

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP					X

23.2	Consent of O’Melveny & Myers LLP (included as part of Exhibit 8.1)	S-1	333-193417	8.1	1/17/14

23.3	Consent of Conyers Dill & Pearman (Cayman) Limited (included as part of Exhibit 5.1)	S-1	333-193417	5.1	1/17/14

23.4	Consent of Commerce & Finance Law Offices	S-1	333-193417	23.4	1/17/14

23.5	Consent of iSuppli Corporation	S-1	333-190761	23.5	8/21/13

23.6	Consent of Jon Peddie Research	S-1	333-190761	23.6	8/21/13

24.1	Powers of Attorney (included on signature pages to the Registration Statement).	S-1	333-190761	24.1	8/21/13

101.INS††	XBRL Instance Document

101.SCH††	XBRL Taxonomy Extension Schema

101.CAL††	XBRL Taxonomy Extension Calculation Linkbase

101.DEF††	XBRL Taxonomy Extension Definition Linkbase

101.LAB††	XBRL Taxonomy Extension Label Linkbase

101.PRE††	XBRL Taxonomy Extension Presentation Linkbase

†	Portions of the exhibit have been granted confidential treatment by the Securities and Exchange Commission. In accordance with Rule 406, these confidential portions were filed separately with the Securities and Exchange Commission.
††	In accordance with Rule 406T of Regulation S-T, the interactive data files contained in Exhibit 101 to this Form S-1 are furnished and shall not be deemed to be “filed” for purposes of Sections 11 and 12 of the Securities Act, nor will they be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of such sections.